Exhibit 99.4

VEDTÆGTER            /       ARTICLES OF
ASSOCIATION

EVAXION BIOTECH A/S
CVR-nr. 31762863

1. Selskabets navn og formål	1. Name and object

1.1 Selskabets navn er Evaxion Biotech A/S. Selskabet driver tillige virksomhed under binavnet NovVac A/S.	1.1 The name of the Company is Evaxion Biotech A/S. The Company also carries on business under the secondary name NovVac A/S.

1.2 Selskabets formål er at skabe avanceret software med henblik på udvikling af nye immunterapier og vacciner.	1.3 The objective of the Company is to create advanced software that enables the development of novel immune therapies and vaccines.

2. Kapitalforhold	2. Capital

2.1 Selskabets kapital udgør nominelt 23,203,808 kr. fordelt på 23,203,808 aktier á nominelt 1 kr. eller multipla heraf.	2.1 The share capital is nominal DKK 23,203,808 divided into 23,203,808 shares of nominal DKK 1 each or any multiples hereof.

2.2 Kapitalejers navn og adresse indføres i selskabets ejerbog. Ejerbogen føres af Computershare A/S (CVR-nr. 27088899).	2.2 The names and addresses of the shareholders shall be entered into the Company’s shareholders’ register. The shareholders’ register shall be kept by Computershare A/S (CVR no. 27088899).

2.3 Ingen aktie har særlige rettigheder og ingen kapitalejer er pligtig at lade sine aktier indløse.	2.3 No share carries any special rights and no shareholder is obliged to let his shares be redeemed.

2.4 Aktierne er ikke-omsætningspapirer.	2.4 The shares are non-negotiable instruments.

2.5 Bestyrelsen er i perioden indtil 3. januar 2026 bemyndiget til ad én eller flere gange at udstede warrants til medlemmer af selskabets bestyrelse og direktion samt nøglemedarbejdere, rådgivere og konsulenter i selskabet eller dets datterselskaber, som giver ret til tegning af i alt op til nominelt DKK 879.254 uden fortegningsret for selskabets aktionærer. Udnyttelseskursen for warrants, der er udstedt i henhold til denne bemyndigelse, skal fastsættes af bestyrelsen til markedskurs eller favørkurs. Bestyrelsen fastlægger vilkårene for udstedte warrants og fordelingen heraf.	2.5. The board of directors is until 3 January 2026 authorized at one or more times to issue warrants to members of the company's board of directors and executive management as well as key-employees, advisors and consultants of the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 879,254 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authorization shall be determined by the board of directors at market price or at a discount price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

Bestyrelsen er samtidig bemyndiget til i perioden indtil 3 januar 2026 ad én eller flere gange at forhøje selskabets aktiekapital med op til i alt nominelt DKK 879.254 uden fortegningsret for selskabets aktionærer ved kontant indbetaling med henblik på at gennemføre de til udnyttelsen af udstedte warrants tilhørende kapitalforhøjelser. Bestyrelsen kan med hjemmel i denne bemyndigelse minimum forhøje aktiekapitalen med DKK 1,00 og maksimalt med nominelt DKK 879.254.	At the same time, the board of directors is authorized until 3 January 2026 at one or more times to increase the company's share capital with up to nominal value of DKK 879,254 without pre-emptive rights for the company's shareholders by cash payment in order to implement the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 1.00 and a maximum nominal value of DKK 879,254.

De aktier, som måtte blive tegnet ved udnyttelse af warrants, skal være ikke-omsætningspapirer og skal lyde på navn og noteres på navn i ejerbogen. De nye aktier skal være underlagt samme indskrænkninger i aktiernes omsættelighed, som er gældende for selskabets øvrige aktier, og ingen aktionær skal være forpligtet til at lade sine aktier indløse helt eller delvist. Der kan ikke ske delvis indbetaling. Aktierne skal i det hele være ligestillet med den bestående aktiekapital og skal ikke tilhøre en særlig aktieklasse. Aktierne giver ret til udbytte og andre rettigheder i selskabet på tidspunktet for registreringen af kapitalforhøjelsen i Erhvervsstyrelsen.	The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the Company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.

2.5.1 I henhold til en tidligere i punkt 2.5 indeholdt bemyndigelse fra generalforsamlingen har bestyrelsen den 17. december 2020 tildelt og udstedt 581.796 stk. warrants, hver med ret til at tegne en aktie med pålydende DKK 1,00. Tildelingen af warrants sker vederlagsfrit.	2.5.1 Pursuant to a previous authorization from the general meeting set out in clause 2.5, the board of directors has on 17 December 2020 granted and issued 581,796 warrants. Each warrant entitles the holder to subscribe for one share in the company with a nominal value of DKK 1.00. The grant of the warrants shall not be subject to payment from the holders.

De således udstedte warrants udstedes på følgende vilkår:	The terms and conditions with respect to the granted warrants are as set forth below:

67.464 warrants udstedes på de i vedtægternes bilag 3 angivne vilkår.	67,464 warrants are issued on the terms and conditions set forth in appendix 3 to the articles of association.

122.328 warrants udstedes på de i vedtægternes bilag 3 angivne vilkår, men således at disse warrants anses for optjent på	122,328 warrants are issued on the terms and conditions set out in Appendix 3 to the articles of association, however, these warrants shall be

tildelingstidspunktet.	deemed vested on the grant date.

61.560 warrants udstedes på de i vedtægternes bilag 5 angivne vilkår idet hver warrant giver ret til tegning af nominelt kr. 1 aktie mod kontant indbetaling af kr. 1, og således at optjening af warrants i henhold til bilag 5 regnes fra 1. januar 2020.	61,560 warrants are issued on the terms and conditions set forth in appendix 5 to the articles of association. Each warrant confers the right to subscribe nominal DKK 1 share against cash payment of DKK 1 and vesting according to appendix 5 shall be calculated from 1 January 2020.

19.008 warrants udstedes på de i vedtægternes bilag 5 angivne vilkår idet hver warrant giver ret til tegning af nominelt kr. 1 aktie mod kontant indbetaling af kr. 1, og således at optjening af warrants i henhold til bilag 5 regnes fra 1. maj 2020.	19,008 warrants are issued on the terms and conditions set forth in appendix 5 to the articles of association. Each warrant confers the right to subscribe nominal DKK 1 share against cash payment of DKK 1 and vesting according to appendix 5 shall be calculated from 1 May 2020.

150.660 warrants udstedes på de i vedtægternes bilag 5 angivne vilkår idet hver warrant giver ret til tegning af nominelt kr. 1 aktie mod kontant indbetaling af kr. 1, og således at optjening af warrants i henhold til bilag 5 regnes fra 1. oktober 2019.	150,660 warrants are issued on the terms and conditions set forth in appendix 5 to the articles of association. Each warrant confers the right to subscribe nominal DKK 1 share against cash payment of DKK 1 and vesting according to appendix 5 shall be calculated from 1 October 2019.

120.024 warrants udstedes på de i vedtægternes bilag 5 angivne vilkår idet hver warrant giver ret til tegning af nominelt kr. 1 aktie mod kontant indbetaling af kr. 1, og således at warrants anses for optjent fuldt ud på tildelingstidspunktet. Herudover finder punkt 5 i bilag 5 ikke anvendelse.	120,024 warrants are issued on the terms and conditions set forth in appendix 5 to the articles of association. Each warrant confers the right to subscribe nominal DKK 1 share against cash payment DKK 1 and all warrants shall be deemed vested on the grant date. Additionally, clause 5 of appendix 5 shall not apply.

40.752 warrants udstedes på de i vedtægternes bilag 5 angivne vilkår idet hver warrant giver ret til tegning af nominelt kr. 1 aktie mod kontant indbetaling af kr. 1, og således at warrants anses for optjent fuldt ud på tildelingstidspunktet.	40,752 warrants are issued on the terms and conditions set forth in appendix 5 to the articles of association. Each warrant confers the right to subscribe nominal DKK 1 share against cash payment of DKK and all warrants shall be deemed vested on the grant date.

Samtidig har bestyrelsen truffet beslutning om den dertil hørende kapitalforhøjelse, således at selskabskapitalen kan forhøjes med op til 581.796 aktier. Selskabets kapitalejere skal ikke have fortegningsret til aktier, som udstedes ved udnyttelse af warrants. De nærmere vilkår for kapitalforhøjelsen fremgår ovenfor og af bilag 1-3 og 5.	At the same time the board of directors has decided upon the related capital increase, such that the capital of the company can be increased by up to 581,796 shares. The company's shareholders shall not have priority subscription rights to shares issued by the exercise of warrants. The terms for this capital increase are also specified above and in appendices 1-3 and 5.

2.5.2 I henhold til en tidligere i punkt 2.5 indeholdt bemyndigelse fra generalforsamlingen har bestyrelsen den 17. december 2020 tildelt og udstedt 175.824 stk. warrants, hver med ret til at tegne en aktie med pålydende DKK 1,00. Tildelingen af warrants sker vederlagsfrit.	2.5.2 Pursuant to a previous authorization from the general meeting set out in clause 2.5, the board of directors has on 17 December 2020 granted and issued 175,824 warrants. Each warrant entitles the holder to subscribe for one share in the company with a nominal value of DKK 1.00. The grant of the warrants shall not be subject to payment from the holders.

De således udstedte warrants udstedes på de i bilag 5 angivne vilkår, dog således at 90.216 warrants optjenes fra og med 1. januar 2021 og 6.084 warrants optjenes fra og med 1. januar 2020, 79.524 warrants anses for optjent på tildelingstidspunktet.	The terms and conditions with respect to the granted warrants are as set forth in appendix 5, however, 90,216 warrants start vesting from 1 January 2021 and 6,084 warrants start vesting from 1 January 2020, 79,524 shall be deemed vested as of the grant date.

Samtidig har bestyrelsen truffet beslutning om den dertil hørende kapitalforhøjelse, således at selskabskapitalen kan forhøjes med op til 175.824 aktier. Selskabets kapitalejere skal ikke have fortegningsret til aktier, som udstedes ved udnyttelse af warrants. De nærmere vilkår for kapitalforhøjelsen fremgår ovenfor og af bilag 1-3 og 5.	At the same time the board of directors has decided upon the related capital increase, such that the capital of the company can be increased by up to 175,824 shares. The company's shareholders shall not have priority subscription rights to shares issued by the exercise of warrants. The terms for this capital increase are also specified above and in appendices 1-3 and 5.

2.5.3 I henhold til bemyndigelse fra generalforsamlingen i vedtægternes punkt 2.5 og på de i bilag 5 angivne vilkår har bestyrelsen den 17. juni 2021 tildelt og den 21. oktober 2021 formelt udstedt i alt 62.147 warrants og truffet beslutning om den til disse warrants hørende forhøjelse af selskabets aktiekapital, dog således at optjening af warrants i henhold til bilag 5 regnes fra den 1. april 2021. Bemyndigelsen i pkt. 2.5 er herefter nedsat til nominelt DKK 1.437.853.	2.5.3 Pursuant to the authorization from the general meeting set out in article 2.5 of the articles of association and on the terms of appendix 5, the board of directors has on 17 June 2021 granted, and on 21 October 2021 formally issued, 62,147 warrants and resolved to carry out the increase of the company's share capital relating to the warrants, provided, however, that vesting according to appendix 5 shall be calculated from 1 April 2021. The authorization in article 2.5 is hereafter reduced to 1,437,853.

Hver warrant giver ret til tegning af én ordinær aktie á nominelt DKK 1,00 i selskabet til en tegningspris på DKK 1,00, dog således at regulerings-mekanismerne i punkt 6 i vedtægternes bilag 5 kan resultere i et andet antal aktier og/eller en anden tegningskurs.	Each warrant confers the right to subscribe for one ordinary share of nominal DKK 1.00 in the company at a subscription price of DKK 1.00, provided, however, that the adjustment mechanisms in clause 6 of appendix 5 to the articles of association may result in a different number of shares and/or a different subscription price.

Under henvisning til selskabslovens regler skal følgende vilkår være gældende i forbindelse med	With reference to the Danish Companies Act, the following terms and conditions shall apply in con-

udstedelse af ovennævnte warrants og senere tegning af aktier ved udnyttelse af disse warrants:	nection with the issue of the warrants and subsequent subscription of shares by exercise of the warrants:

- Det mindste og det højeste beløb, hvormed aktiekapitalen skal kunne forhøjes på baggrund af de udstedte warrants, udgør henholdsvis nominelt DKK 1 og DKK 62.147, dog således at reguleringsmekanismerne i punkt 6 i vedtægternes bilag 5 kan resultere i et andet beløb.	- The minimum and the maximum nominal amount of the capital increase(s) that can be subscribed for on the basis of the warrants is DKK 1 and DKK 62,147, respectively, provided, however, that the adjustment mechanisms in clause 6 of appendix 5 to the articles of association.

- Tegningskursen for kapitalforhøjelsen er fastsat til DKK 1,00 pr. aktie á nominelt DKK 1, dog således at reguleringsmekanismerne i punkt 6 i vedtægternes bilag 5 kan resultere i en anden kurs.	- The subscription will be made at a subscription price of DKK 1.00 per share of nominal DKK 1.00, provided however that the adjustment mechanisms in clause 6 of appendix 5 to the articles of association may result in a different subscription price.

De anslåede omkostninger, der skal afholdes af selskabet ved kapitalforhøjelsen, udgør DKK 10.000 (ekskl. moms).	The costs in connection with the capital increase to be borne by the company are approx. DKK 10,000 (excluding VAT).

Øvrige vilkår for de udstedte warrants og den senere tegning af aktier ved udnyttelse af disse warrants fremgår af vedtægternes bilag 5.	Additional terms and conditions applicable to the granted warrants and subsequent subscription of shares by exercise of the warrants are set forth in appendix 5 to the articles of association.

2.5.4 I henhold til bemyndigelse fra generalforsamlingen i vedtægternes punkt 2.5 har bestyrelsen den 7. december 2021 tildelt og udstedt i alt 523.599 warrants og truffet beslutning om den til disse warrants hørende forhøjelse af selskabets aktiekapital. Warrants udstedes i øvrigt på de i bilag 5 angivne vilkår dog således 500.683 warrants optjenes med 1/36 pr. md. fra og med 1. januar 2022 og 22.916 warrants anses for fuldt optjent på udstedelsestidspunktet. Bemyndigelsen i pkt. 2.5 er herefter nedsat til nominelt DKK 914.254.	2.5.4 Pursuant to the authorization from the general meeting set out in article 2.5 of the articles of association the board of directors has on 7 December 2021 granted and issued 523,599 and resolved to carry out the increase of the company's share capital relating to the warrants. The warrants are issued on the terms and conditions set out in appendix 5 provided, however, that 500,683 warrants vest with 1/36 per month from 1 January 2022 and 22,916 warrants shall be deemed fully vested at the time of issuance. The authorization in article 2.5 is hereafter reduced to 914,254.

Hver warrant giver ret til tegning af én ordinær aktie á nominelt DKK 1,00 i selskabet til en tegningspris på USD 5,38, dog således at regulerings-mekanismerne i punkt 6 i vedtægternes bilag 5 kan resultere i et andet antal aktier og/eller en anden tegningskurs.

Each warrant confers the right to subscribe for one ordinary share of nominal DKK 1.00 in the company at a subscription price of USD 5.38, provided, however, that the adjustment mechanisms in clause 6 of appendix 5 to the articles of association may result in a different number of shares and/or a different subscription price.

Under henvisning til selskabslovens regler skal følgende vilkår være gældende i forbindelse med udstedelse af ovennævnte warrants og senere tegning af aktier ved udnyttelse af disse warrants:

With reference to the Danish Companies Act, the following terms and conditions shall apply in connection with the issue of the warrants and subsequent subscription of shares by exercise of the warrants:

Det mindste og det højeste beløb, hvormed aktiekapitalen skal kunne forhøjes på baggrund af de udstedte warrants, udgør henholdsvis nominelt DKK 1 og DKK 523.599, dog således at reguleringsmekanismerne i punkt 6 i vedtægternes bilag 5 kan resultere i et andet beløb.	- The minimum and the maximum nominal amount of the capital increase(s) that can be subscribed for on the basis of the warrants is DKK 1 and DKK 523,599, respectively, provided, however, that the adjustment mechanisms in clause 6 of appendix 5 to the articles of association.

- Tegningskursen for kapitalforhøjelsen er fastsat til USD 5,38 pr. aktie á nominelt DKK 1, dog således at reguleringsmekanismerne i punkt 6 i vedtægternes bilag 5 kan resultere i en anden kurs.	- The subscription will be made at a subscription price of USD 5.38 per share of nominal DKK 1.00, provided however that the adjustment mechanisms in clause 6 of appendix 5 to the articles of association may result in a different subscription price.

- De anslåede omkostninger, der skal afholdes af selskabet ved kapitalforhøjelsen, udgør DKK 10.000 (ekskl. moms).	- The costs in connection with the capital increase to be borne by the company are approx. DKK 10,000 (excluding VAT).

Øvrige vilkår for de udstedte warrants og den senere tegning af aktier ved udnyttelse af disse warrants fremgår af vedtægternes bilag 5.	Additional terms and conditions applicable to the granted warrants and subsequent subscription of shares by exercise of the warrants are set forth in appendix 5 to the articles of association

2.5.5 I henhold til bemyndigelse fra generalforsamlingen i vedtægternes punkt 2.5 har bestyrelsen den 11. marts 2022 tildelt og udstedt i alt 35.000 warrants og truffet beslutning om den til disse warrants hørende forhøjelse af selskabets aktiekapital. Warrants udstedes i øvrigt på de i bilag 5 angivne vilkår dog således 35.000 warrants optjenes med 1/36 pr. md. fra og med 1. april 2022. Bemyndigelsen i pkt. 2.5 er herefter nedsat til nominelt DKK 879.254.	2.5.5 Pursuant to the authorization from the general meeting set out in article 2.5 of the articles of association the board of directors has on March 11, 2022 granted and issued 35.000 and resolved to carry out the increase of the company's share capital relating to the warrants. The warrants are issued on the terms and conditions set out in appendix 5 provided, however, that 35,000 warrants vest with 1/36 per month from April 1, 2022. The authorization in article 2.5 is hereafter reduced to 879,254.

Hver warrant giver ret til tegning af én ordinær aktie á nominelt DKK 1,00 i selskabet til en tegningspris på USD 2,96, dog således at regulerings-mekanismerne i punkt 6 i vedtægternes bilag 5 kan	Each warrant confers the right to subscribe for one ordinary share of nominal DKK 1.00 in the company at a subscription price of USD 2.96, provided, however, that the adjustment mechanisms in clause 6 of appendix 5 to the articles of association

resultere i et andet antal aktier og/eller en anden tegningskurs.	may result in a different number of shares and/or a different subscription price.

Under henvisning til selskabslovens regler skal følgende vilkår være gældende i forbindelse med udstedelse af ovennævnte warrants og senere tegning af aktier ved udnyttelse af disse warrants:	With reference to the Danish Companies Act, the following terms and conditions shall apply in connection with the issue of the warrants and subsequent subscription of shares by exercise of the warrants:

- Det mindste og det højeste beløb, hvormed aktiekapitalen skal kunne forhøjes på baggrund af de udstedte warrants, udgør henholdsvis nominelt DKK 1 og DKK 35.000, dog således at reguleringsmekanismerne i punkt 6 i vedtægternes bilag 5 kan resultere i et andet beløb.	- The minimum and the maximum nominal amount of the capital increase(s) that can be subscribed for on the basis of the warrants is DKK 1 and DKK 35,000, respectively, provided, however, that the adjustment mechanisms in clause 6 of appendix 5 to the articles of association.

- Tegningskursen for kapitalforhøjelsen er fastsat til USD 2,96 pr. aktie á nominelt DKK 1, dog således at reguleringsmekanismerne i punkt 6 i vedtægternes bilag 5 kan resultere i en anden kurs.	- The subscription will be made at a subscription price of USD 2.96 per share of nominal DKK 1.00, provided however that the adjustment mechanisms in clause 6 of appendix 5 to the articles of association may result in a different subscription price.

- De anslåede omkostninger, der skal afholdes af selskabet ved kapitalforhøjelsen, udgør DKK 10.000 (ekskl. moms).	- The costs in connection with the capital increase to be borne by the company are approx. DKK 10,000 (excluding VAT).

Øvrige vilkår for de udstedte warrants og den senere tegning af aktier ved udnyttelse af disse warrants fremgår af vedtægternes bilag 5.	Additional terms and conditions applicable to the granted warrants and subsequent subscription of shares by exercise of the warrants are set forth in appendix 5 to the articles of association

2.6 I overensstemmelse med en tidligere version af bemyndigelsen i vedtægternes punkt 2.5 har selskabets bestyrelse på bestyrelsesmøde den 19. december 2016 truffet beslutning om at udstede indtil 758.448 warrants med ret til at tegne 758.448 aktier. Udstedelsen sker, uden fortegningsret for selskabets eksisterende kapitalejere, til medarbejdere på vilkår som nærmere fremgår af bilag 1 som udgør en integreret del af disse vedtægter. Tegningen af de tildelte warrants skal ske skriftligt inden den 31. december 2036.	2.6 In accordance with a previous version of the authorization in section 2.5 of the articles of association, the board of directors has at their board meeting December 19th 2016, decided to issue up to 758,448 warrants with subscription right to 758,448 shares to the employees or board members of the group of companies on terms as specified in appendix 1, which constitutes an integrated part of these articles of association The issuing of warrants is without pre-emptive rights to the existing shareholders. Subscription shall be made in writing before December 31st 2036.

Samtidig har bestyrelsen truffet beslutning om den dertil hørende kapitalforhøjelse, således at selskabskapitalen kan forhøjes med op til 758.448 aktier. Selskabets kapitalejere skal ikke have fortegningsret til aktier, som udstedes ved udnyttelse af warrants. De nærmere vilkår for	At the same time the board of directors has decided upon the related capital increase, such that the capital of the company can be increased by up to 758,448 shares. The company's shareholders shall not have priority subscription rights to shares issued by the exercise of warrants. The terms for this capital increase are also specified in appendix

kapitalforhøjelsen fremgår ligeledes af bilag 1.	1.

I overensstemmelse med en tidligere version af bemyndigelsen i vedtægternes punkt 2.5 har selskabets bestyrelse på bestyrelsesmøde den 10. september 2017 truffet beslutning om at udstede indtil 632.700 warrants med ret til at tegne 632.700 aktier. Udstedelsen sker, uden for- tegningsret for selskabets eksisterende kapitalejere, til selskabets CEO og til medarbejdere på vilkår som nærmere fremgår af bilag 1 (15.516 warrants til medarbejderne) og bilag 2 (617.184 warrants til CEO) til vedtægterne.	In accordance with a previous version of the authorization in article 2.5 of the articles of association, the board of directors has at their board meeting on 10 September 2017, decided to issue up to 632,700 warrants with subscription right to 632,700 shares. The issue is made without pre-emption right to the existing shareholders to the CEO and employees of the company on terms as specified in appendix 1 (15,516 warrants to the employees) and appendix 2 (617,184 warrants to the CEO) to the articles of association.

Samtidig har bestyrelsen truffet beslutning om den dertil hørende kapitalforhøjelse således at selskabskapitalen kan forhøjes med op til 632.700 aktier. Selskabets kapitalejere skal ikke have fortegningsret til aktier, som udstedes ved udnyttelse af warrants. De nærmere vilkår for kapitalforhøjelsen fremgår ligeledes af bilag 2.	At the same time, the board of directors has decided upon the related capital increase, such that the capital of the company can be increased by up to 632,700. The company's shareholders shall not have priority subscription rights to shares issued by the exercise of warrants. The terms for this capital increase are also specified in appendix 2.

2.7 Bestyrelsen er i perioden indtil den 1. september 2023 bemyndiget til ad en eller flere gange at udstede warrants til selskabets nøglemedarbejdere, bestyrelse samt konsulenter med ret til at tegne op til 141.804 aktier i selskabet. Selskabets aktionærer skal ikke have fortegningsret ved bestyrelsens udnyttelse af denne bemyndigelse. De nærmere vilkår fastsættes af bestyrelsen.	2.7 In the period up until 1 September 2023, the board of directors is authorized, once or in several rounds, to issue warrants to company's key employees, board of directors and consultants to subscribe for up to 141,804 shares in the Company. The Company's shareholders shall not have any pre-emptive rights when the Board of Directors exercises this authorization. The relevant terms and conditions are decided by the board of directors.

Bestyrelsen er i perioden indtil den 1. september 2023 endvidere bemyndiget til ad en eller flere gange at forhøje selskabets aktiekapital med op til 141.804 aktier ved kontant indbetaling i forbindelse med udnyttelse af warrantene. Selskabets aktionærer skal ikke have fortegningsret til aktier, som udstedes ved udnyttelse af udstedte warrants. For aktier udstedt i henhold til denne bemyndigelse skal gælde:	Furthermore, the Board of Directors is in the period up to 1 September 2023 authorized, once or in several rounds, to raise the Company's share capital by up to 141,804 shares through cash contribution when exercising the warrants. The Company's shareholders do not have any pre-emptive rights in respect of shares issued in connection with the exercise of issued warrants. The following shall apply to shares issued in accordance with this authorization:

at aktierne skal lyde på navn,	The shares shall be issued in name;

at aktierne skal være ikke-omsætningspapirer,	the shares shall be non-negotiable instruments;

at selskabets hidtidige aktionærer ikke skal have fortegningsret til aktierne,	the Company's present shareholders do not have pre-emptive rights to subscribe for these shares;

at der ikke kan ske delvis indbetaling,	no partial payment of the shares is allowed;

at aktierne ikke skal have særlige rettigheder, og	The shares do not carry any special rights; and

at der af bestyrelsen kan fastsættes begrænsninger i aktiernes omsættelighed i form af krav om samtykke fra selskabet, forkøbsret til andre aktionærer m.v.	the Board of Directors may stipulate restrictions in the negotiability of the shares, such as required permission by the Company, pre-emptive purchase right for other shareholders, etc.

Bestyrelsen bemyndiges endvidere til at foretage de ændringer i selskabets vedtægter, som måtte være nødvendige som følge af bestyrelsens udnyttelse af ovenstående bemyndigelse.	The board of directors is furthermore authorized to adopt such changes to the company's articles of association as may be required as a result of the board of directors' exercise of the above authorization.

I overensstemmelse med bemyndigelsen i vedtægternes punkt 2.7 har selskabets bestyrelse på bestyrelsesmøde den 19. december 2017 truffet beslutning om at udstede indtil 141.804 warrants med ret til at tegne 141.804 aktier. Udstedelsen sker, uden fortegningsret for selskabets eksisterende kapitalejere på vilkår, som nærmere fremgår af bilag 3 til vedtægterne.	In accordance with the authorization in article 2.7 of the articles of association, the board of directors has at their board meeting on 19 December 2017, decided to issue up to 141,804 warrants with subscription right to 141,804 shares. The issue is made without pre-emption right to the existing shareholders on terms as specified in appendix 3 to the articles of association.

Samtidig har bestyrelsen truffet beslutning om den dertil hørende kapitalforhøjelse, således at selskabskapitalen kan forhøjes med op til 141.804 aktier. Selskabets kapitalejere skal ikke have fortegningsret til aktier, som udstedes ved udnyttelse af warrants. De nærmere vilkår for kapitalforhøjelsen fremgår ligeledes af bilag 3.	At the same time, the board of directors has decided upon the related capital increase, such that the capital of the company can be increased by up to 141,804 shares. The company's shareholders shall not have priority subscription rights to shares issued by the exercise of warrants. The terms for this capital increase are also specified in appendix 3.

Bemyndigelsen i punkt 2.7 er herefter udnyttet fuldt ud.	Hereafter, the authorization under article 2.7 is exercised in full.

2.8 Bestyrelsen er i perioden indtil 23. november 2025 bemyndiget til ad én eller flere gange at udstede warrants til investorer i selskabet, som giver ret til tegning af i alt op til nominelt DKK 1.080.000 uden fortegningsret for selskabets aktionærer. Udnyttelses-kursen for warrants, der	2.8 The board of directors is authorised during the period until 23 November 2025, on or more occasions, to issue warrants to the company's investors entitling the holder to subscribe shares for a total of up to nominal value of DKK 1,080,000 without pre-emptive rights for the company's

er udstedt i henhold til denne bemyndigelse, skal fastsættes til aktiernes nominelle værdi, pt. DKK 1. Bestyrelsen fastlægger vilkårene for udstedte warrants og fordelingen heraf.	shareholders. The exercise price for the warrants shall be equal to the nominal value of the company’s shares, currently DKK 1. The board of directors shall determine the terms for the warrants issued and distribution hereof.

Bestyrelsen er samtidig bemyndiget til i perioden indtil 23. november 2025 ad én eller flere gange at forhøje selskabets aktiekapital med op til i alt nominelt DKK 1.080.000 uden fortegningsret for selskabets aktionærer ved kontant indbetaling med henblik på at gennemføre de til udnyttelsen af udstedte warrants tilhørende kapitalforhøjelser. Bestyrelsen kan med hjemmel i denne bemyndigelse minimum forhøje aktiekapitalen med nominelt DKK 1 og maksimalt med nominelt DKK 1.080.000.	At the same time, the board of directors is authorised in the period until 23 November 2025 on one or more occasions to increase the company's share capital by up to a total nominal value of DKK 1,080,000 without pre-emptive rights for the existing shareholders by cash payment in order to implement the capital increase(s) related to exercise of warrants. In accordance with this clause, the board of directors may increase the share capital with a minimum nominal value of DKK 1 and a maximum nominal value of DKK 1,080,000.

De aktier, som måtte blive tegnet ved udnyttelse af warrants, skal være ikke-omsætningspapirer og skal lyde på navn og noteres på navn i ejerbogen. Aktierne skal ikke være undergivet omsættelighedsbegrænsninger, og ingen aktionær skal være forpligtet til at lade sine aktier indløse helt eller delvist. Aktierne skal i det hele være ligestillet med den bestående aktiekapital og skal ikke tilhøre en særlig aktieklasse. Aktierne giver ret til udbytte og andre rettigheder i selskabet på tidspunktet for registreringen af kapitalforhøjelsen.	The new shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's shareholders' register. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital and shall not belong to a special share class. The new shares shall give rights to dividends and other rights in the company as from the date of registration of the capital increase with the Danish Business Authority.

2.8.1 I henhold til den i punkt 2.8 indeholdte bemyndigelse fra generalforsamlingen har bestyrelsen den 17. december 2020 tildelt og udstedt 351.036 stk. warrants, hver med ret til at tegne en aktie med pålydende DKK 1,00. Tildelingen af warrants sker vederlagsfrit. Bemyndigelsen i pkt. 2.5 er herefter reduceret til 728.964 stk. warrants, der hver giver ret til tegning af 1 aktie à nominelt DKK 1,00 i selskabet mod kontantindskud og til at foretage den hertil hørende kapitalforhøjelse med op til nominelt DKK 728.964. De udstedte warrants udstedes på de i bilag 4 angivne vilkår.	2.8.1 Pursuant to the authorization from the general meeting set out in clause 2.8 of the articles of association, the board of directors has on 17 December 2020 granted and issued 351,036 warrants. Each warrant entitles the holder to subscribe for one share in the company with a nominal value of DKK 1.00. The grant of the warrants shall not be subject to payment from the holders. Hereafter the authorization set out in clause 2.8 is reduced to 728,964 warrants, each of which entitles the holder to subscribe for one share of a nominal DKK 1.00 in the company against cash payment and to make the associated capital increase by up to a nominal DKK 728,964. The war-

rants issued are issued on the terms and conditions set out in appendix 4.

Under henvisning til selskabslovens regler, skal følgende vilkår i øvrigt være gældende i forbindelse med udstedelse af ovennævnte warrants og senere forhøjelse af aktiekapitalen ved tegning af de nye aktier ved udnyttelse af disse warrants:	With reference to the Danish Companies Act the following terms shall be applicable in connection with the issuance of the above warrants and subsequent increases to the share capital in connection with exercise of warrants and subscription of shares.

Det mindste og det højeste beløb, hvormed aktiekapitalen skal kunne forhøjes, udgør henholdsvis nominelt DKK 1 og DKK 351.036, dog således at reguleringsmekanismerne i vedtægternes bilag 4 kan resultere i et andet beløb.	The minimum and the maximum nominal amount of the capital increase(s) that can be subscribed for on the basis of the warrants is DKK 1 and DKK 351,036, respectively, provided, however, that the adjustment mechanisms set out in appendix 4 to the articles of association may result in a different amount.

De nye aktier skal tilhøre samme aktieklasse som Selskabets eksisterende aktier.	The new shares shall belong to same class of shares as the existing shares in the Company.

Kapitaludvidelsen sker uden fortegningsret for de hidtidige aktionærer, idet tegningen sker på baggrund de af tildelte warrants.	The capital increase is carried out without pre-emption rights for the existing shareholders as the subscription will be based on the granted warrants.

Det fulde beløb til tegning af det antal aktier, som ønskes tegnet på grundlag af warrants, skal indbetales kontant senest samtidig med tegningen af de pågældende aktier.	The entire subscription amount payable for the subscribed shares shall be paid in cash to the Company no later than upon the warrantholder's subscription of said shares.

De nye aktier udstedes i aktier a hver nominelt DKK 1,00.	The new shares will be divided into shares of nominal DKK 1.00 each.

Kapitaludvidelsen sker til DKK 1 pr. nominelt DKK 1 aktie, dog således at reguleringsmekanismerne i vedtægternes bilag 4 kan resultere i en anden kurs.	The subscription will be made at a subscription rate of DKK 1 per nominal DKK 1 share, provided however that the adjustment mechanisms in appendix 4 to the articles of association may result in a different subscription rate.

De nye aktier skal være ikke-omsætningspapirer.	The new shares will not be negotiable instruments.

De nye aktier skal lyde på navn og skal noteres i Selskabets ejerbog.	The new shares will be made out in the name of the holder and registered in the Company's register of shareholders.

De anslåede omkostninger, der skal afholdes af Selskabet ved kapitalforhøjelsen, udgør DKK 25.000 (ekskl. moms).	The costs in connection with the capital increase to be borne by the Company are approx. DKK 25,000 (excluding VAT).

2.9 I henhold til bestyrelsens bemyndigelser er 62.284 warrants udnyttet pr. 29. november 2021.	2.9 According to the board of directors’ authorisations 62,284 warrants have been exercised per 29 November 2021.

2.10 Bestyrelsen er i perioden indtil 1. maj 2027 bemyndiget til ad én eller flere gange at udstede warrants til investorer og/eller lånegiver i selskabet, som giver ret til tegning af i alt op til nominelt DKK 2.000.000 uden fortegningsret for selskabets aktionærer. Udnyttelseskursen for warrants, der er udstedt i henhold til denne bemyndigelse, skal fastsættes af bestyrelsen til markedsværdien. Bestyrelsen fastlægger vilkårene for udstedte warrants og fordelingen heraf.	2.10 The board of directors is until 1 May 2027 authorized, at one or more times, to issue warrants to investors and/or lenders entitling the holder to subscribe for shares for a total of up to nominal value of DKK 2,000,000 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authorization shall be determined by the board of directors at market price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

Bestyrelsen er samtidig bemyndiget til i perioden indtil 1. maj 2027 ad én eller flere gange at forhøje selskabets aktiekapital med op til i alt nominelt DKK 2.000.000 uden fortegningsret for selskabets aktionærer ved kontant indbetaling med henblik på at gennemføre de til udnyttelsen af udstedte warrants tilhørende kapitalforhøjelser. Bestyrelsen kan med hjemmel i denne bemyndigelse minimum forhøje aktiekapitalen med nominelt DKK 1 og maksimalt med nominelt DKK 2.000.000. Bestyrelsen er bemyndiget til at foretage de fornødne vedtægtsændringer i tilfælde af udnyttelse af bemyndigelsen til at forhøje aktiekapitalen og til at foranledige sådanne aktiers deponering hos en depotbank og samtidig udstedelse af American Depositary Shares.	At the same time, the board of directors is authorized until 1 May 2027, at one or more times, to increase the company's share capital with up to nominal value of DKK 2,000,000 without pre-emptive subscription rights for the company's shareholders by cash payment in order to implement the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 1.00 and a maximum nominal value of DKK 2,000,000. The board of directors is authorized to make the required amendments to the Articles of Association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.

De aktier, som måtte blive tegnet ved udnyttelse af warrants, skal være ikke-omsætningspapirer og skal lyde på navn og noteres på navn i ejerbogen. De nye aktier skal være underlagt samme indskrænkninger i aktiernes omsættelighed, som er gældende for selskabets øvrige aktier, og ingen aktionær skal være forpligtet til at lade sine aktier indløse helt eller delvist. Ingen delvis indbetaling er tilladt. Aktierne skal i det hele være ligestillet med den bestående aktiekapital og skal ikke	The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares re-deemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and

tilhøre en særlig aktieklasse. Aktierne giver ret til udbytte og andre rettigheder i selskabet på tidspunktet for registreringen af kapitalforhøjelsen.	shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.

3. Bemyndigelse til bestyrelsen – aktieudstedelse	3. Authorization to the board of directors – issue of shares

3.1 Bestyrelsen er i perioden indtil 1. maj 2027 bemyndiget til ad én eller flere gange at forhøje selskabets aktiekapital ved udstedelse af nye aktier med op til nominelt DKK 47.000.000 uden fortegningsret for selskabets aktionærer. Kapitalforhøjelser i henhold til denne bemyndigelse skal af bestyrelsen gennemføres ved indskud i andre værdier end kontanter (apportindskud), konvertering af gæld og/eller kontantindskud. Aktierne skal udstedes til markedskurs. Bestyrelsen er bemyndiget til at foretage de fornødne vedtægtsændringer i tilfælde af udnyttelse af bemyndigelsen til at forhøje aktiekapitalen og til at foranledige sådanne aktiers deponering hos en depotbank og samtidig udstedelse af American Depositary Shares på basis af disse.	3.1 The board of directors is until 1 May 2027 authorized at one or more times to increase the company’s share capital by up to nominal DKK 47,000,000 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization can be carried out by the board of directors by way of contributions in kind, conversion of debt and/or cash contributions and must be carried out at market price. The board of directors is authorized to make the required amendments to the Articles of Association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.

For aktier som udstedes i henhold til pkt. 3.1 skal gælde, at de skal være ikke-omsætningspapirer og skal lyde på navn og noteres på navn i ejerbogen. Aktierne skal ikke være undergivet omsættelighedsbegrænsninger, og ingen aktionær skal være forpligtet til lade sine aktier indløse helt eller delvist. Der kan ikke ske delvis indbetaling. Aktierne skal i det hele være ligestillet med den bestående aktiekapital og skal ikke tilhøre en særlig aktieklasse. Aktierne giver ret til udbytte og andre rettigheder i selskabet på tidspunktet for registreringen af kapitalforhøjelsen i Erhvervsstyrelsen.	For shares issued pursuant to this section 3.1 the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the company from the time which are determined by the board of directors in connection with the decision to increase the share capital.

3.2 Bestyrelsen er i perioden indtil 3. januar 2026 bemyndiget til ad én eller flere gange at forhøje selskabets aktiekapital ved udstedelse af nye	3.2 The board of directors is until 3 January 2026 authorized at one or more times to increase the company's share capital by the issuance of new

aktier med op til nominelt DKK 5.500.000 med fortegningsret for selskabets aktionærer. Kapitalforhøjelser i henhold til denne bemyndigelse skal af bestyrelsen gennemføres ved kontantindskud. Aktierne kan udstedes til markedskurs eller en favørkurs som fastsat af bestyrelsen.	shares with up to nominal DKK 5,500,000 with pre-emptive subscription rights for the company's shareholders. Capital increases according to this authorization shall be carried out by the board of directors by way of cash contributions. The shares may be issued at market price or at a discount price as determined by the board of directors.

For aktier som udstedes i henhold til pkt. 3.2 skal gælde, at de skal være ikke-omsætningspapirer og skal lyde på navn og noteres på navn i ejerbogen. De nye aktier skal være underlagt samme indskrænkninger i aktiernes omsættelighed, som er gældende for selskabets øvrige aktier, og ingen aktionær skal være forpligtet til lade sine aktier indløse helt eller delvist. Der kan ikke ske delvis indbetaling. Aktierne skal i det hele være ligestillet med den bestående aktiekapital og skal ikke tilhøre en særlig aktieklasse. Aktierne giver ret til udbytte og andre rettigheder i selskabet på tidspunktet for registreringen af kapitalforhøjelsen i Erhvervsstyrelsen.	For shares issued pursuant to this section 3.2 the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the Company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority

3.3 Bestyrelsen er i perioden indtil 3. januar 2026 bemyndiget til ad én eller flere gange at optage lån mod udstedelse af konvertible gældsbreve, som giver ret til tegning af i alt op til nominelt DKK	3.3 The board of directors is until 3 January 2026 authorized at one or more times to obtain loans against issuance of convertible loan notes which give the right to subscribe for shares for a total of

14,700,000 uden fortegningsret for selskabets aktionærer. Konvertering skal ske til en kurs, der mindst svarer til markedskurs på tidspunktet for bestyrelsens beslutning om at udstede de konvertible gældsbreve. Aktier vil anses som værende udstedt til markedskurs, såfremt aktierne tegnes til +/-10% af den noterede kurs på selskabets aktier på en relevant fondsbørs i Europa eller USA Lånene skal indbetales kontant. I øvrigt fastsætter bestyrelsen de nærmere vilkår for de konvertible gældsbreve, der udstedes i henhold til bemyndigelsen.	up to nominal value of DKK 14,700,000 without pre-emptive subscription rights for the company's shareholders. The conversion shall be carried out at a price that corresponds in aggregate to at least the market price at the time of the decision of the board of directors. Shares shall be considered issued at market price if the shares are issued at +/-10 of the listed price for the company’s shares on a relevant stock exchange in Europe or the USA. The loans shall be paid in cash. The terms and conditions for the convertible loan notes shall be determined by the board of directors.

Til gennemførelse af den til konvertering af de konvertible gældsbreve hørende kapitalforhøjelse bemyndiges bestyrelsen til i perioden indtil 3. januar 2026 at forhøje selskabets aktiekapital ad én eller flere gange med op til i alt nominelt DKK 14.700.000 ved konvertering af de konvertible gældsbreve. Selskabets aktionærer skal ikke have fortegningsret til aktier, der udstedes ved konverteringen.	As a consequence of the conversion of the convertible loan notes, the board of directors is authorized until 3 January 2026 to increase the share capital by a nominal value of up to DKK 14,700,000 by conversion of the convertible loan notes. The company's shareholders shall not have pre-emptive rights to subscribe for shares issued by conversion of the convertible loan notes.

De aktier, som måtte blive tegnet ved konvertering af de konvertible gældsbreve, skal være ikke-omsætningspapirer og skal lyde på navn og noteres på navn i ejerbogen. De nye aktier skal være underlagt samme indskrænkninger i aktiernes omsættelighed, som er gældende for selskabets øvrige aktier, og ingen aktionær skal være forpligtet til at lade sine aktier indløse helt eller delvist. Der kan ikke ske delvis indbetaling. Aktierne skal i det hele være ligestillet med den bestående aktiekapital og skal ikke tilhøre en særlig aktieklasse. Aktierne giver ret til udbytte og andre rettigheder i selskabet på tidspunktet for registreringen af kapitalforhøjelsen i Erhvervsstyrelsen.	The shares issued based on convertible loan notes shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the Company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.

4. Generalforsamlinger	4. General meetings

4.1 Generalforsamlingen indkaldes af bestyrelsen med mindst 2 ugers og højst 4 ugers varsel. Indkaldelsen offentliggøres på selskabets hjemmeside og sendes endvidere til alle i ejerbogen noterede aktionærer, som har fremsat	4.1 General meeting is convened by the board of directors with a notice of a minimum 2 weeks and a maximum 4 weeks. The convening notice shall be published on the company's website and sent to all shareholders recorded in the register of share

begæring herom.	holders who have requested such notification.

4.2 Ordinære generalforsamlinger skal afholdes hvert år i så god tid, at den reviderede og godkendte årsrapport kan indsendes til Erhvervsstyrelsen, så den er modtaget i styrelsen inden 5 måneder efter regnskabsårets udløb.	4.2 The Annual General Meetings must be held each year in time for the audited and adopted annual report to be filed with the Danish Business Authority and received by the Authority within 5 months after expiry of the financial year.

4.3 Ekstraordinær generalforsamling skal indkaldes senest 2 uger efter, at bestyrelsen, revisor eller kapitalejere, der ejer mindst 5% af selskabskapital, har forlangt det.	4.3 Extraordinary General Meetings shall be convened no later than two weeks after the Board of Directors, the Company auditor or shareholders, owning at least 5% of the share capital, has demanded the holding of an Extraordinary General Meeting.

4.4 Alle generalforsamlinger afholdes på selskabets hjemstedsadresse eller i Storkøbenhavn.	4.4 All General Meetings shall be held at the Company's home address or in Greater Copenhagen.

4.5 Generalforsamlingen ledes af en af bestyrelsen udpeget dirigent. Over forhandlingerne på generalforsamlingen føres en protokol, der underskrives af dirigenten.	4.5 A chairman appointed by the board of directors shall preside over the proceedings at the general meeting. Minutes of the proceedings shall be signed by the chairman of the meeting.

4.6 Dagsordenen for den ordinære generalforsamling skal omfatte:	4.6 The agenda for the Annual General Meeting shall include:

I. Bestyrelsens beretning om selskabets virksomhed i det forløbne år	I. The Board of Director's report on the Company's activities in the past year;

II. Forelæggelse af årsrapport til godkendelse	II. Presentation of the audited annual report for adoption;

III. Beslutning om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport.	III. Resolution on allocation of profit or coverage of loss, cf. the adopted annual report;

IV. Valg af medlemmer til bestyrelsen.	IV. Election of members to the Board of Directors;

V. Valg af revisor	V. Election of auditor;

VI. Eventuelle forslag fra bestyrelsen og/eller aktionærerne.	VI. Any motion from the board of directors and/or the shareholders.

VII. Eventuelt.	VII. Miscellaneous

4.7 Forslag fra kapitalejerne til behandling på den ordinære generalforsamling må være indgivet til selskabet senest 6 uger før afholdelsen af den ordinære generalforsamling.	4.7 Shareholder motions to be dealt with at the Ordinary General Meeting must be filed with the Company no later than 6 weeks prior to the Ordinary General Meeting.

4.8 Sproget på generalforsamlingen er engelsk uden simultantolkning til og fra dansk. Dokumenter udarbejdet til generalforsamlingens brug i forbindelse med eller efter generalforsamlingen udarbejdes på engelsk.	4.8 The language of the general meeting shall be English and no simultaneous interpretation to and from Danish shall be offered. Documents prepared for the use of the general meeting in relation to or after the general meeting shall be prepared in English.

5. Stemmeret	5. Voting rights

5.1 På generalforsamlingen giver hvert aktiebeløb på nominelt 1 kr. én stemme. Aktionærerne er berettigede til at stemme forskelligt på deres aktier.	5.1 Each share of nominal DKK 1 equals one vote at the General Meeting. The shareholders are entitled to vote their shares differently.

5.2 Alle beslutninger på generalforsamlingen afgøres ved simpelt stemmeflertal, medmindre selskabsloven eller vedtægterne foreskriver særlige regler om repræsentation og majoritet. Står stemmerne lige, skal valg af dirigent, bestyrelse, revisorer og lignende afgøres ved lodtrækning.	5.2 All resolutions at the General Meeting are passed by simple majority, unless The Companies Act or the Company's Articles of Association set out special rules regarding representation and majority. In case of parity of votes, the election of chairman of the meeting, board of directors, auditors and the like shall be decided by ballot.

5.3 En aktionærs ret til at deltage i en generalforsamling og til at afgive stemme fastsættes i forhold til de aktier, som aktionæren besidder på registreringsdatoen. Registreringsdatoen er én uge før generalforsamlingen. En aktionærs besiddelse af aktier og stemmer opgøres på registreringsdatoen på baggrund af notering af aktionærens ejerforhold i ejerbogen samt eventuelle ejerforhold, som selskabet har modtaget med henblik på indførsel i ejerbogen.	5.3 A shareholder's right to attend general meetings and to vote at general meetings is determined on the basis of the shares that the shareholder owns on the record date. The record date shall be one week before the general meeting is held. The shares which a shareholder owns are calculated on the record date on the basis of the recording of ownership in the register of shareholders as well as notifications concerning ownership which the company has received with a view to update the register of shareholders.

5.4 En aktionær, der er berettiget til at deltage i generalforsamlingen i henhold til pkt. 5.3, og som ønsker at deltage i generalforsamlingen, skal senest tre hverdage før dens afholdelse anmode selskabet om adgangskort.	5.4 Any shareholder who is entitled to attend the general meeting pursuant to clause 5.3 og who wishes to attend the general meeting must request an admission card from the company no later than three business days in advance of the general meeting.

5.5 En aktionær kan møde personligt eller ved fuldmagt. Fuldmægtigen skal fremlægge skriftligt og dateret fuldmagt.	5.5 A shareholder may attend the general meeting in person or by proxy. The proxy shall submit a written and dated power of attorney.

5.6 En aktionær, der er berettiget til at deltage i en generalforsamling i henhold til pkt. 5.3, kan brevstemme. Brevstemmer skal være selskabet i hænde senest hverdagen før generalforsamlingens afholdelse. Brevstemmer kan ikke tilbagekaldes.	5.6 Any shareholder who is entitled to attend a general meeting pursuant to clause 5.3 may vote by post. Votes by post shall be received by the company no later than one business day in advance of the general meeting. Votes by post cannot be revoked.

6. Bestyrelse	6. Board of directors

6.1 Selskabets ledes af en på generalforsamlingen valgt bestyrelse bestående af 3-7 medlemmer. Bestyrelsens medlemmer vælges for ét år ad gangen og kan genvælges.	6.1 The Company is managed by a 3-7-member Board of Directors elected by the General meeting. Members of the Board of Directors are elected for a term of one year, subject to re-election.

6.2 Bestyrelsen vælger en formand og en næstformand.	6.2 The Board of Directors elects a chairman and a vice-chairman.

6.3 Bestyrelsen skal vedtage en forretningsorden om udførelsen af sit hverv.	6.3 The board of directors shall adopt rules of procedure governing the performance of its duties.

6.4 Referater af bestyrelsesmøder skal underskrives af samtlige tilstedeværende bestyrelsesmedlemmer.	6.4 Minutes of board meetings shall be signed by all directors present at the meetings.

6.5 Selskabets koncernsprog er engelsk. Møder i bestyrelsen afholdes på engelsk.	6.5 The Company's corporate language shall be English. Board meetings be conducted in English.

7. Direktion	7. Management board

7.1 Bestyrelsen ansætter 1-7 direktører til at varetage den daglige ledelse af Selskabets virksomhed.	7.1 The board of directors shall appoint 1-7 Executive Directors to be in charge of the day-to-day operations of the Company.

8. Tegningsregel	8. Power to bind the Company

8.1 Selskabet tegnes af den administrerende direktør og en direktør i forening, eller den administrerende direktør og et medlem af bestyrelsen i forening, eller af den samlede bestyrelse.	8.1 The Company is bound by the joint signatures of the Chief Executive Director and an Executive Director, or by the joint signatures of the Chief Executive Director and a Board Member or by the joint signature of all of the Board Members.

9. Revision og regnskabsår	9. Audit and financial year

9.1 Selskabets årsrapporter revideres af én af generalforsamlingen valgt statsautoriseret eller registreret revisor, der vælges for ét år ad gangen. Genvalg er muligt.	9.1 The Company's annual reports are audited by a state-authorized public accountant or a registered accountant, elected by the General Meeting for a term of one year, subject to re-election.

9.2 Årsrapporten opgøres i overensstemmende med god regnskabsskik og under foretagelse af påbudte og nødvendige afskrivninger og henlæggelser.	9.2 The annual report is compiled in accordance with sound accounting principles and subject to obligatory and requisite depreciations and provisions.

9.3 Selskabets regnskabsår er kalenderåret. Regnskabet kan aflægges på engelsk. Det første regnskabsår løber fra stiftelsen til den 31. december 2009.	9.3 The financial year of the Company shall be the calendar year. The annual report may be presented in English. The first financial year runs from the incorporation date to 31 December 2009.

10. Elektronisk kommunikation	10. Electronic communication

10.1 Al kommunikation fra selskabet til den enkelte kapitalejer skal ske elektronisk ved e-mail, medmindre andet følger af lov.	10.1 All communication from the Company to each individual shareholder shall take place by electronic means by e-mail, unless otherwise provided for by law.

10.2 Det er aktionærens ansvar at sikre, at selskabet er i besiddelse af den korrekte e-mailadresse.	10.2 The shareholders shall be responsible for ensuring that the Company has the correct e-mail address

10.3 Al kommunikation fra aktionærerne til selskabet skal ske elektronisk ved e-mail til e-mailadresse, som oplyst på selskabets hjemmeside	10.3 All communication from the shareholders to the Company shall take place by electronic means by e-mail to the e-mail address as set out on the Company’s website.

11. Bemyndigelse til uddeling af ekstraordinært udbytte	11. Authorization to distribute extraordinary dividend

11.1 Bestyrelsen bemyndiges til efter de i selskabsloven herom gældende regler at træffe beslutning om uddeling af ekstraordinært udbytte frem til næste ordinære generalforsamling.	11.1 With reference to applicable rules in the Companies Act, the board of directors is authorized to decide on the distribution of extraordinary dividend until the next Ordinary General Meeting.

12. Uoverensstemmelse	12. Discrepancy

12.1 Hvis der er uoverensstemmelser mellem den danske version og engelske version af vedtægterne, da finder den engelske version	12.1 In case of any discrepancy between the Danish and the English version of the articles of association, the latter shall prevail.

anvendelse.

13. Elektroniske generalforsamlinger	13. Electronic general meetings

13.3 Bestyrelsen er bemyndiget til at beslutte, at generalforsamlinger afholdes fuldstændig eller delvis elektronisk.	13.1 The board of directors shall be authorised to determine that general meetings shall be held electronically whether in whole or in part.

13.2 Bestyrelsen skal sørge for, at elektroniske generalforsamlinger afvikles på betryggende vis, og skal sikre, at det anvendte system er indrettet, så lovgivningens krav til afholdelse af generalforsamling opfyldes, herunder især aktionærernes adgang til at deltage i, ytre sig samt stemme på generalforsamlingen. Systemet skal gøre det muligt at fastslå, hvilke aktionærer der deltager, hvilken selskabskapital og stemmeret de repræsenterer samt resultatet af afstemninger.	13.2 The board of directors shall ensure that electronic general meetings are held in a secure manner and that the system used is so organised that legislative requirements for the holding of general meetings are complied with, including in particular shareholders’ right to attend, speak at and vote at the general meeting. The system shall make it possible to establish which shareholders are participating, the amount of the share capital and the voting rights they represent as well as the voting results.

13.3 Via egen opkobling tilslutter aktionærerne sig et virtuelt forum, hvor generalforsamlingen afholdes. Bestyrelsen fastsætter de nærmere krav til de elektroniske systemer, som anvendes ved elektronisk generalforsamling.	13.3 Through their own links the shareholders are connected to a virtual forum at which the general meeting is held. The board of directors shall determine the detailed requirements for the electronic systems used at an electronic general meeting.

13.4 I indkaldelsen til den elektroniske generalforsamling angives de nærmere krav til det elektroniske udstyr, som skal anvendes ved deltagelse i generalforsamlingen. Ligeledes angives, hvorledes tilmelding sker, samt hvor aktionærerne kan finde oplysninger om fremgangsmåden i forbindelse med generalforsamlingen.	13.4 The notice convening the electronic general meeting shall specify the detailed requirements for the electronic equipment to be used in attending the general meeting. In addition, it shall specify how to register and where the shareholders can find information about the procedure used in connection with the general meeting.

- 0 -	- 0

[3. maj 2022]	[3 May 2022]

Alle talangivelser i denne vedtægt er reguleret for aktiesplit fra nominelt kr. 2 til nominelt kr. 1 og for udstedelse af fondsaktier i forholdet 17:1 som besluttet af henholdsvis generalforsamlingen og bestyrelsen den 4. januar 2021.	All numbers in these articles of association have been adjusted to take into account share split from nominal DKK 2 to nominal DKK 1 and issuance of bonus shares in the ratio of 17-for-1 as resolved by respectively the general meeting and the board of directors on 4 January 2021.

BILAG 1 TIL VEDTÆGTER

APPENDIX 1 TO ARTICLES OF ASSOCIATION

WARRANTAFTALE		WARRANT AGREEMENT

Mellem	Evaxion Biotech ApS	Between	Evaxion Biotech ApS
	Ole Maaløes Vej 3		Ole Maaløes Vej 3
	2200 København N		2200 København N

og	[Navn]	and	[Name]
	[Adresse]		[Address]
	[Adresse]		[Address]

INDHOLDSFORTEGNELSE/TABLE OF CONTENTS

1	BAGGRUND OG OMFANG	4
1	BACKGROUND AND SCOPE	4
2	TILDELING AF WARRANTS	5
2	GRANT OF WARRANTS	5
3	TEGNINGSPRIS	5
3	SUBSCRIPTION PRICE	5
4	UDNYTTELSE AF WARRANTS	6
4	EXERCISE OF WARRANTS	6
5	VISSE BETINGELSER I RELATION TIL EXIT	9
5	CERTAIN CONDITIONS RELATING TO AN EXIT	9
6	OPSIGELSE AF ANSÆTTELSESFORHOLDET	12
6	TERMINATION OF EMPLOYMENT	12
7	ÆNDRING I RETSSTILLING ELLER SELSKABSKAPITAL	14
7	CHANGE OF LEGAL STATUS OR SHARE CAPITAL	14
8	TEGNING AF KAPITALANDELE	17
8	SUBSCRIPTION OF SHARES	17
9	SKAT	18
9	TAX	18
10	EJERAFTALE	19
10	SHAREHOLDERS' AGREEMENT	19
11	OVERDRAGELSE AF WARRANTS	20
11	ASSIGNMENT OF WARRANTS	20
12	AFKALD	21
12	WAIVER	21
13	PANTSÆTNING AF KAPITALANDELE	21
13	PLEDGE OF SHARES	21
14	FULDMAGT	21
14	POWER OF ATTORNEY	21
15	TAVSHEDSPLIGT	22
15	CONFIDENTIALITY	22
16	LOVVALG	22
16	GOVERNING LAW	22
17	TVISTER	22
17	DISPUTES	22
18	UNDERSKRIFT, HELE AFTALEN OG ÆNDRINGER HERTIL	22
18	SIGNATURES, ENTIRE AGREEMENT, AND AMENDMENTS	22

BILAGSFORTEGNELSE	INDEX OF
EXHIBITS

Bilag 1.2: Vedtægter	Exhibit 1.2: Articles of Association

Der er den 31. december 2016 indgået følgende warrantaftale ("Aftalen") mellem:		This Warrant Agreement (the "Agreement") is entered into on December 31, 2016 between:

(1)	Evaxion Biotech ApS, CVR-nr: 31 76 28 63, Ole Maaløes Vej 3, 2200 København N ("Selskabet")	(1)	Evaxion Biotech ApS, CVR no: 3176 28 63, Ole Maaløes Vej 3, 2200 København N (the "Company")

(2)	[Navn, CPR-nr., adresse] ("Warrantindehaveren")	(2)	[Name, Civil Reg. No. (CPR), address] (the "Warrantee")

	- Selskabet og Warrantindehaveren samlet benævnt "Parterne" og separat tillige en "Part"		- the Company and the Warrantee hereinafter collectively referred to as the "Parties" and separately as a "Party"

EFTERSOM		WHEREAS

(A)	Warrantindehaveren er ansat af Selskabet	(A)	The Warrantee is employed by the Company

(B)	Selskabet ønsker at motivere Warrantindehaveren ved at tildele et vist antal warrants til Warrantindehaveren.	(B)	The Company wishes to incentivise the Warrantee by granting certain warrants to the Warrantee.

HAR PARTERNE VEDTAGET FØLGENDE:		NOW IT IS HEREBY AGREED AS FOLLOWS:

1	Baggrund og omfang	1	Background and Scope

1.1	Formålet med denne Aftale er at tildele Warrantindehaveren warrants i Selskabet for at sikre, at Selskabet og Warrantindehaveren har fælles interesser, og at begge Parter medvirker til at skabe den bedst mulige værdiudvikling i Selskabet.	The purpose of this Agreement is to grant the Warrantee warrants in the Company in order to ensure that the Company and the Warrantee have aligned interests and that both Parties are working to ensure that the value of the Company develops in the best possible way.

1.2	Selskabets vedtægter er vedlagt denne Aftale som bilag 1.2. Warrantindehaveren accepterer hermed alle fremtidige ændringer i Selskabets vedtægter.	The Company's articles of association are attached hereto as Exhibit 1.2. The Warrantee hereby accepts all future changes to the Company's articles of association.

2	Tildeling af warrants	2	Grant of Warrants

2.1	I henhold til betingelserne i denne Aftale udsteder Selskabet hermed, og Warrantindehaveren modtager [•] warrants i Selskabet til Warrantindehaveren ("Warrants").	Subject to the terms and conditions set out in this Agreement, the Company hereby issues and the Warrantee receives [•] warrants in the Company to the Warrantee (the "Warrants").

2.2	Hver Warrant giver Warrantindehaveren ret, men ikke pligt, til at tegne én kapitalandel à nominelt kr. 1 i Selskabet.	Each Warrant shall provide the Warrantee with a right, but not an obligation, to subscribe for one share with a nominal value of DKK 1 in the Company.

2.3	Warrants tildeles vederlagsfrit.	The Warrants are granted free of charge.

2.4	Warrants giver ikke Warrantindehaveren kapitalejerrettigheder, som f.eks. fondskapitalandele, eller fortegningsret i tilfælde af en kapitalforhøjelse i Selskabet.	The Warrants shall not entitle the Warrantee to any shareholder rights such as bonus shares or pre-emption rights in the event of a capital increase of the Company.

2.5	Selskabet er forpligtet til at føre en fortegnelse over udstedte Warrants, som skal opbevares sammen med Selskabets ejerbog.	The Company undertakes to keep and maintain a register of issued Warrants to be kept in connection with the Company's share register.

3	Tegningspris	3	Subscription Price

3.1	Hver Warrant giver Warrantindehaveren ret til at tegne én kapitalandel à nominelt kr. 1 i Selskabet til en pris af kr. 1 ("Tegningsprisen").	Each Warrant gives the Warrantee the right to subscribe for one share with a nominal value of DKK 1 in the Company at a price of DKK 1 (the "Subscription Price").

4	Udnyttelse af Warrants	4	Exercise of Warrants

4.1	Warrantindehaveren kan udnytte alle eller en del af Warrants (i) i forbindelse med en Exit (se punkt 4.2) eller (ii) på et tidspunkt, der fastsættes af Bestyrelsen (et "Vindue")	The Warrantee may exercise all or part of the Warrants (i) in connection with an Exit (see Clause 4.2) or (ii) at any time determined by the Board (a "Window").

4.2	"Exit" betyder (a) en ændring i ejerforholdene i Selskabet, hvorved en uafhængig tredjemand erhverver 50 % eller mere af selskabskapitalen i Selskabet eller kommer til at kontrollere mere end 50 % af stemmerne i Selskabet; (b) en børsnotering af Selskabets aktier; (c) salg eller overdragelse af samtlige eller en væsentlig del af Selskabet aktiver; (d) en fusion med Selskabet som det ophørende selskab; eller (e) en kombination af (a) - (d).	An "Exit" shall mean (a) a change of control in the Company whereby any independent third party acquires 50% or more of the share capital in the Company or comes to control more than 50% of the votes in the Company; (b) an initial public offering of the Company's shares ("IPO"); (c) the sale or disposition of all or a material part of the Company's assets; (d) a merger whereby the Company is the discontinuing entity; or (e) a combination of (a) - (d) above.

4.3	I tilfælde af en Exit skal Selskabet udstede en skriftlig meddelelse herom ("Meddelelse om Exit") til Warrantindehaveren. Meddelelsen om Exit skal indeholde relevante oplysninger om fremgangsmåden, bilagt en formular til meddelelse om udnyttelse ("Udnyttelsesmeddelelsen") samt eventuelt en yderligere forpligtelseserklæring, som Selskabet efter eget skøn måtteforlange (f.eks. tiltrædelsesdokument til en aftale om køb og salg af anparter eller lignende forpligtelser til overdragelse af anparter, der er tegnet ved udnyttelse af Warrants), og som skal underskrives af Warrantindehaveren ("Yderligere Forpligtelseserklæring").	In the event of an Exit, the Company shall issue a written notice of Exit ("Exit Notice") to the Warrantee. The Exit Notice shall include relevant information on the process and be accompanied by a form of exercise notice (the "Exercise Notice") together with any supplementary undertakings as may be required by the Company at its discretion (for instance adherence documentation to a share sale and purchase agreement or similar undertakings to transfer the shares subscribed for by exercise of the Warrants) to be signed by the Warrantee (the "Supplementary Undertakings").

4.4	Meddelelse om udnyttelse af Warrants finder sted, ved at Warrantindehaveren fremsender "Udnyttelsesmeddelelsen" til Selskabet med oplysning om det ønskede antal kapitalandele samt en eventuel Yderligere Forpligtelseserklæring. Samtidig med fremsendelsen af Udnyttelsesmeddelelsen og eventuelt Yderligere Forpligtelseserklæring skal Warrantindehaveren betale et kontant beløb til Selskabet svarende til det relevante tegningsbeløb.	Notification of exercise of the Warrants takes place by the Warrantee's submission to the Company of the Exercise Notice stating the number of shares requested together with any Supplementary Undertakings. At the same time of submitting the Exercise Notice and any Supplementary Undertakings, the Warrantee shall pay in cash to the Company an amount equal to the relevant subscription amount.

4.5	Medmindre Selskabet bestemmer andet, vil samtlige Warrants automatisk bortfalde uden yderligere varsel og uden kompensation, hvis en Udnyttelsesmeddelelse og en eventuel Yderligere Forpligtelseserklæring samt betaling af det relevante tegningsbeløb ikke er fremsendt senest to uger efter datoen for Meddelelsen om Exit.	Unlesss otherwise decided by the Company, if an Exercise Notice and any Supplementary Undertakings together with payment of the relevant subscription amount is not submitted no later than two (2) weeks from the date of the Exit Notice, all Warrants shall automatically and without further notice or compensation lapse and become null and void.

4.6	Warrants, der ikke udnyttes i forbindelse med en Exit, vil automatisk bortfalde uden kompensation efter gennemførelsen af den relevante begivenhed.	Any Warrants that are not exercised in connection with an Exit shall automatically become void without compensation, following the completion of the relevant event.

4.7	Såfremt der efter Meddelelsen om Exit ikke sker en endelig gennemførelse af Exit, beholder Warrantindehaveren sine Warrants i henhold til vilkårene i denne Aftale. Hvis Warrantindehaveren har tegnet kapitalandele i Selskabet gennem udnyttelse af Warrants, og disse nye kapitalandele er blevet registreret i Erhvervsstyrelsen, beholder Warrantindehaveren de tegnede kapitalandele, uanset at den bebudede Exit ikke er endeligt gennemført, og de udnyttede Warrants skal ikke tilbageføres. Både Selskabet og Warrantindehaveren har dog ret til efter eget skøn at forlange, at Selskabet tilbagekøber de erhvervede kapitalandele til Tegningsprisen.	In the event that an Exit is not finally completed following an Exit Notice, the Warrantee's right to the Warrants as set out in the Agreement shall be retained. In the event that shares have been sub- scribed for in the Company by exercise of Warrants and such new shares have been registered with the Danish Business Authority, the shares subscribed for shall be retained notwithstanding a notified Exit is not finally completed and the exercised Warrants shall not be reversed; however, both the Company and the Warrantee may on a discretionary basis request that the Company shall repurchase the shares acquired at the Subscription Price.

4.8	Såfremt der oprettes et Vindue, skal punkt 4.3 - 4.5 samtidig være gældende.	In case a Window is established, Clauses 4.3 - 4.5 shall apply simultaneously.

4.9	Warrants, der ikke udnyttes i forbindelse med et Vindue, bortfalder automatisk uden kompensation.	Any Warrants that are not exercised in connection with a Window shall automatically become void without compensation.

4.9.1	Såfremt et Vindue ikke er blevet oprettet senest den 31. december 2036, bortfalder Warrants automatisk uden yderligere varsel og uden kompensation.	In the event an Exit or a Window has not occurred on or before December 31, 2036, the Warrants shall automatically and without further notice or compensation lapse and become null and void.

4.10	I forbindelse med en notering af ADS’er på Nasdaq, USA, har Selskabets bestyrelse i henhold til pkt. 4.1 truffet beslutning om at fastsætte udnyttelsesvinduerne for udstedte warrants således:	In connection with a listing of ADSs on Nasdaq, USA, the board of directors has resolved, pursuant to clause 4.1, to determine the exercise windows for issued warrants as follows:

Optjente warrants kan udnyttes i fire årlige udnyttelsesvinduer på 2 uger, som hver ligger to handelsdage efter offentliggørelsen af henholdsvis Selskabets årsrapport, halvårsregnskabet samt kvartalsmeddelelserne. Første udnyttelsesperiode indtræder dog tidligst 180 dage efter Selskabets notering af ADS’er på Nasdaq, USA, og i de første fire udnyttelsesperioder kan warrantindehaveren maksimalt udnytte 25% af de til warrantindehaveren tildelte warrants, forudsat altid at warrants er optjent.	Vested warrants may be exercise in four annual exercise windows of two weeks each that each commence two trading days following publication of the Company’s annual report, the 6-month report and the interim reports. The first exercise window shall, however, be at least 180 days following the listing by the Company of ADSs on Nasdaq, USA and in the first four exercise periods the warrantholder may as a maximum exercise 25% of the warrants granted to the respective warrantholders, provided always that the warrants have vested.

5	Visse betingelser i relation til Exit	5	Certain Conditions relating to an Exit

5.1	Efter udnyttelse af Warrants i forbindelse med en børsnotering skal Warrantindehaveren underskrive og tiltræde de aftaler eller forpligtelser, herunder i relation til en lock-up periode eller andre lock-up forpligtelser, som den udstedende bank måtte anmode om i forbindelse med en børsnotering.	Following exercise of Warrants in connection with an IPO, the Warrantee shall sign and accept such agreements or undertakings, including in respect of a period of lock-up and other lock-up obligations, which may be proposed by the issuing bank in connection with an IPO.

5.2	Selskabet kan kræve, og Warrantindehaveren skal i så fald acceptere, at samtlige eller en del af Warrants ombyttes ligeligt til kapitalandele, warrants, konvertible værdipapirer eller et andet kapitalandelsbaseret instrument udstedt af en køber eller af en efterfølger af Selskabet eller af et af disses moderselskab eller datterselskab, eller til kapitalandele, warrants, konvertible værdipapirer eller andet kapitalandelsbaseret instrument udstedt af Selskabet efter omstrukturering, således at den pågældende Warrantindehavers Warrants umiddelbart efter en sådan ombytning sammen med betaling af en eventuel kontant godtgørelse til Warrantindehaveren i alt væsentlig har samme værdi som Warrants, herunder de Warrants ejet af Warrantindehaveren umiddelbart før en sådan ombytning. Uanset ovenstående er Warrantindehaveren berettiget til en delvis kontant udbetaling i det omfang, dette er nødvendigt, for at Warrantindehaveren er i stand til at betale eventuel indkomst- eller kapitalgevinst skat, der umiddelbart forfalder som følge af en sådan ombytning af værdipapirer.	The Company may request, and the Warrantee shall then accept, that all or a portion of the Warrants shall be equitably exchanged for shares, warrants, convertibles or any other equity based instrument, issued by any purchaser of or successor to the Company, or by a parent or subsidiary of either of them, or shares, warrants, convertibles or any other equity based instrument issued by the Company as restructured, such that such Warrantee's Warrants immediately following such exchange, when aggregated with any cash consideration paid to such Warrantee, shall have substantially the same value as the Warrants, including any Warrants held by such Warrantee immediately prior to such exchange. Notwithstanding any of the foregoing, the Warrantee shall be entitled to partial consideration in cash to the extent necessary in order for the Warrantee to be able to pay any personal income or capital gains tax immediately falling due as a result of such exchange of securities.

5.3	Forud for en Exit er Selskabet (eller en tredjemand, der er udpeget af Selskabet) berettiget til at købe Warrants fra Warrantindehaveren til en pris, der fastsættes i overensstemmelse med punkt 5.5 nedenfor.	Prior to an Exit, the Company (or a third party appointed by the Company) shall have a right to purchase the Warrants from the Warrantee for a price determined in accordance with Clause 5.5 below.

5.4	Hvis Selskabet ønsker at udnytte en af sine rettigheder i henhold til denne Aftale, skal der gives skriftlig meddelelse herom per email til Warrantindehaveren. En meddelelse betragtes som værende kommet Warrantindehaveren i hænde, og Selskabets rettighed derved udøvet, på tidspunktet for emailens afsendelse, forudsat at meddelelsen er stilet til den emailadresse, som Warrantindehaveren til enhver tid har oplyst Selskabet om. Udnyttelse af en rettighed i henhold til punkt 5.3 ovenfor er altid betinget af, at Exit faktisk er blevet gennemført.	If the Company wishes to exercise any of its rights under this Agreement, a written notice to that effect shall be sent by email to the Warrantee. A notice shall be deemed to have reached a Warrantee, and hence the right of the Company shall be deemed to have been exercised, at the time of the dispatch of the email, provided the notice has been addressed to the email address of the Warrantee which the Warrantee has informed the Company at any time. The exercise of rights pursuant to Clause 5.3 above is always subject to the condition that the Exit is actually completed.

5.5	Købspris i forbindelse med Exit	Purchase Price in connection with an Exit

5.5.1	Ved køb af Warrantindehaverens Warrants i henhold til punkt 5.3 skal værdien af Warrants være baseret på den rimelige markedsværdi som anført nedenfor.	When the Warrantee's Warrants are purchased in accordance with Clause 5.3, the Warrants shall be based on the fair market value as set out below.

5.5.2	Den rimelige markedsværdi af Warrants beregnes af Selskabet på grundlag af den nettopris per kapitalandel i Selskabet, som sælgende kapitalejere vil modtage ved en Exit med fradrag af et forholdsmæssigt beløb for vederlag til rådgivere m.v. Ved beregningen af den rimelige markedsværdi af Warrants skal Selskabet fratrække et beløb, som Selskabet anser som passende i betragtning af de sælgende kapitalejeres eventuelle forpligtelser i henhold til Exit.	The fair market value of the Warrants shall be calculated by the Company based on the net price per share of the Company to be received by the selling shareholders in an Exit deducted the proportionate amount of any fees to advisors etc. When calculating the fair market value of the Warrants, the Company shall deduct from the fair market value an amount which the Company deems appropriate when considering the selling shareholders' potential liabilities pursuant to the Exit.

5.5.3	Når Warrants købes i forbindelse med en Exit som følge af salg eller overdragelse af samtlige eller en væsentlig del af Selskabets aktiver, er værdien af Warrants den rimelige markedsværdi på tidspunktet efter salget. I tilfælde af en sådan Exit skal der ved beregningen af den rimelige markedsværdi for Warrants tages højde for den købspris, Selskabet har modtaget for de solgte aktiver, med fradrag af gæld, der ikke er overdraget sammen med aktiverne, samt en forholdsmæssig andel af omkostninger, honorarer m.v. i forbindelse med transaktionen.	When the Warrants are purchased in connection with an Exit based on the sale or disposition of all or a material part of the Company's assets, the value of the Warrants shall be the fair market value at the time after such sale. In case of such Exit, the fair market value of the Warrants shall take into account the purchase price received by the Company for the assets sold, net of any debts not transferred together with the assets as well as a proportionate part of any cost, fees etc. related to the transaction.

5.5.4	Købsprisen for Warrants fastlagt i henhold til punkt 5.5.2 - 5.5.3 ovenfor skal betales 15 dage efter, at de sælgende kapitalejere i Selskabet har modtaget betaling for deres kapitalandele, og i tilfælde af køb i forbindelse med et salg af aktiver, når Selskabet har modtaget betaling for de solgte aktiver.	The purchase price for the Warrants determined in accordance with Clauses 5.5.2 - 5.5.3 above, as applicable, shall be paid 15 days after the selling shareholders of the Company have received payment for their shares, and in case of a purchase in connection with an asset sale, when the Company has received payment for the assets sold.

6	Opsigelse af ansættelsesforholdet	6	Termination of Employment

6.1	Punkterne 6.2 - 6.7 finder anvendelse, hvis Warrantindehaveren er ansat i Selskabet:	Clauses 6.2 - 6.7 shall apply provided the Warrantee is an employee of the Company:

6.2	Hvis Selskabet opsiger Warrantindehaverens ansættelse i Selskabet med en hvilken som helst begrundelse bortset fra Warrantindehaverens misligholdelse, er Warrantindehaveren berettiget til at udnytte Warrants tildelt i henhold til denne Aftale i overensstemmelse med vilkårene i Aftalen, som om Warrantindehaveren stadig var ansat i Selskabet. Dette gælder ligeledes, hvis ansættelsesforholdet bringes til ophør, fordi Warrantindehaveren har nået den alder, der gælder for pensionering fra Selskabet, eller fordi Warrantindehaveren kan oppebære folkepension eller alderspension fra Selskabet.	In the event the Company terminates the Warrantee's employment with the Company for any reason other than due to the Warrantee's breach (in Danish "misligholdelse"), the Warrantee shall have the right to exercise any Warrants granted pursuant to this Agreement in accordance with the terms and conditions of this Agreement as if the Warrantee continued to be employed by the Company. The same applies if the employment relationship comes to an end because the Warrantee has reached the age of retirement from the Company or is entitled to old age pension (in Danish: "folkepension") or retirement pension (in Danish: "alderspension") from the Company.

6.3	Hvis Selskabet opsiger Warrantindehaverens ansættelse i Selskabet begrundet i Warrantindehaverens misligholdelse eller berettiget bortviser Warrantindehaveren, bortfalder samtlige Warrants, der er tildelt i henhold til denne Aftale, men som ikke er udnyttet på tidspunktet for udløbet af opsigelsesperioden.	In the event that the Company terminates the Warrantee's employment with the Company due to the Warrantee's breach (in Danish "misligholdelse") or summarily dismisses the Warrantee for cause (in Danish "bortvisning"), all Warrants granted pursuant to this Agreement, but not exercised at the time of the expiration of the notice period, becomes null and void.

6.4	Hvis Warrantindehaveren opsiger sin ansættelse i Selskabet inden den 31. december 2019 med en hvilken som helst begrundelse, bortset fra Selskabets grove misligholdelse, bortfalder samtlige Warrants, der er tildelt i henhold til denne Aftale, men som ikke er udnyttet på tidspunktet for udløbet af opsigelsesperioden.	In the event that the Warrantee terminates the employment with the Company before December 31 2019 for any reason other than due the Company's material breach (in Danish: "grov misligholdelse"), all Warrants granted pursuant to this Agreement, but not exercised at the time of the expiration of the notice period, become null and void.

6.5	Hvis Warrantindehaveren opsiger sin ansættelse i Selskabet fra og med den 31. december 2019 med en hvilken som helst begrundelse, bortset fra Selskabets grove misligholdelse, er Warrantindehaveren berettiget til at udnytte det antal Warrants tildelt i henhold til denne Aftale, som er anført nedenfor, i overensstemmelse med vilkårene i Aftalen, som om Warrantindehaveren stadig var ansat i Selskabet:	If the Warrantee terminates the employment with the Company on or after December 2019 for any reason other than due the Company's material breach (in Danish: "grov misligholdelse") the Warrantee shall have the right to exercise such number of Warrants granted pursuant to this Agreement as set out below in accordance with the terms and conditions of this Agreement as if the Warrantee continued to be employed by the Company:

Dato for Warrantindehaverens opsigelse/ Date of termination notice being served by the Warrantee	% af Warrants % of Warrants	Antal Warrants No. of Warrants
December 31 2019	33,333
April 1 2020	41,666
July 1 2020	49,999
October 1 2020	58,332
January 1 2021	66,665
April 1 2021	74,998
July 1 2021	83,331
October 31 2021	91,664
December 1 2021	100

	Resterende Warrants, som ikke er udnyttet på tidspunktet for udløbet af opsigelesperioden, bortfalder.	Remaining Warrants not exercised at the time of the expiration of the notice period, become null and void.

6.6	[For nogle Warrantindehavere i henhold til individuel aftale: Uanset ovenstående, kan [antal] Warrants udnyttes i henhold til punkt 6.5 uagtet datoen for opsigelsen fra Warrantindehaverens side.]	[For some Warrantees subject to individual agreement: Notwithstanding the above, [number ]Warrants shall be exercisable in accordance with Clause 6.5 regardless of the date of termination notice being served by the Warrantee.]

6.7	Hvis Warrantindehaveren opsiger sin ansættelse i Selskabet begrundet i Selskabets grove misligholdelse, er Warrantindehaveren berettiget til at udnytte Warrants tildelt i henhold til denne Aftale i overensstemmelse med vilkårene i Aftalen, som om Warrantindehaveren stadig var ansat i Selskabet.	In the event that the Warrantee terminates the employment with the Company due to the Company's material breach (in Danish: "grov misligholdelse"), the Warrantee shall have the right to exercise any Warrants granted pursuant to this Agreement in accordance with the terms and conditions of this Agreement as if the Warrantee continued to be employed by the Company.

6.8	I tilfælde af Warrantindehaverens død, vil Warrantindehaverens bo eller Warrantindehaverens overlevende ægtefælle (hvis denne sidder i uskiftet bo) være berettiget til at udnytte Warrants i overensstemmelse med vilkårene i denne Af- tale.	In the event of the death of the Warrantee, the estate of the Warrantee or the spouse of the Warrantee (if the surviving spouse retains undivided possession of the estate) shall have the right to exercise any Warrants in accordance with the terms and conditions of this Agreement.

7	Ændring i retsstilling eller selskabskapital	7	Change of legal status or share capital

7.1	Ændring i selskabskapital	Change of Share Capital

7.1.1	I tilfælde af ændringer i Selskabets selskabskapital, herunder men ikke begrænset til:	In case of changes in the Company’s share capital including but not limited to:

	(i) forøgelse af selskabskapitalen,	(i) increase of the share capital,

	(i) udstedelse af konvertible obligationer,	(ii) issuance of convertible bonds,

	(iii) udstedelse af nye tegningsretter, eller	(iii) issuance of new subscription rights, or

	(iv) nedsættelse af selskabskapitalen,	(iv) decrease of the share capital,

	uanset om dette sker til en kurs, der er lig med markedskursen for Selskabets kapitalandele, eller til en overkurs, eller hvis ændringerne nævnt i 7.1.1 (i)-(iv) sker til favørkurs, sker der ingen regulering i Warrants.	whether at a rate that is equal to the market price of the shares of the Company or at premium rate ("overkurs"), or if the changes mentioned in Clause 7.1.1 (i)-(iv) are made at a special price (“favørkurs”), no regulation of Warrants shall occur.

7.1.2	Hvis den nominelle værdi af Selskabets kapitalandele ændres, skal antallet af Warrants (antal af kapitalandele) og/eller Udnyttelsesprisen tilpasses, således at værdien af Warrants ikke bliver påvirket af sådanne ændringer.	If the nominal value of the shares of the Company is amended, the number of Warrants (number of shares) and/or the Exercise Price shall be adjusted, so that the value of the Warrants is not affected by the said amendments.

7.1.3	Hvis selskabskapitalen nedsættes til dækning af tab, skal antallet af kapitalandele, som Warrantindehaveren kan tegne gennem udnyttelse af Warrants, reduceres (nedrundet) forholdsmæssigt til den nominelle reduktion af kapitalen sammenholdt med Selskabets totale nominelle selskabskapital før reduktionen	If the share capital is reduced in order to cover losses, the number of shares for which the Warrantee may subscribe by exercising the Warrants shall be reduced (rounded down) proportionately to the nominal reduction of the capital compared to the total nominal share capital of the Company before the reduction.

7.2	Andre ændringer	Other Changes

7.2.1	Hvis der træffes beslutning om	If a resolution is made to

	(i) at likvidere eller afvikle Selskabet,	(i) liquidate or wind up the Company,

	(ii) at spalte Selskabet eller	(ii) demerge the Company, or

	(iii) at gennemføre en kapitalandelsombytning, der omfatter samtlige kapitalandele i Selskabet (oprettelse af et holdingselskab/apportindskud),	(iii) effect an exchange of shares which includes all shares in the Company (establishment of a holding company/non-cash contribution),

	er Warrantindehaveren berettiget til at udnytte Warrants på ikrafttrædelsesdatoen for den relevante ændring, jf. dog punkt 7.2.2. Selskabets Bestyrelse skal skriftligt meddele Warrantindehaveren, hvis der træffes en af de ovennævnte beslutninger, og Warrantindehaveren kan udnytte samtlige Warrants inden for 30 dage fra datoen for meddelelsen. Samtlige Warrants, som Selskabets Bestyrelse ikke har modtaget en Udnyttelsesmeddelelse for inden udgangen af 30 dages fristen, bortfalder automatisk uden yderligere varsel eller kompensation, medmindre de erstattes i henhold til punkt 7.2.2.	the Warrantee shall be entitled to exercise his/her Warrants on the effective date of the relevant change, see however Clause 7.2.2. The Company’s Board shall give written notice to the Warrantee if one of the above resolutions is made and the Warrantee may exercise all such Warrants within 30 days from the date of such notice. If the Board has not received an Exercise Notice prior to the expiry of the 30 days' notice, the Warrants will automatically and without further no- tice be cancelled and become void without notice or compensation unless replaced in accordance with Clause 7.2.2.

7.2.2	Hvis Selskabet indgår i en fusion, spaltning eller kapitalandelsombytning, der omfatter samtlige kapitalandele i Selskabet (oprettelse af et holdingselskab/apportindskud), er Selskabet berettiget, men ikke forpligtet til at anmode om, at Warrants erstattes med retten til at tegne kapitalandele i de(t) modtagende selskab(er), forudsat at de(t) fortsættende selskab(er) er enig heri.	In the event of contribution of the Company by merger, de-merger or an exchange of shares which includes all shares in the Company (establishment of a holding company/non-cash contribution) the Company shall have the right, but not the obligation, to request that the Warrants are replaced by the right to subscribe to shares in the receiving company(ies) subject to written approval by the continuing company(ies).

8	Tegning af kapitalandele	8	Subscription of Shares

8.1	Ved udnyttelse af et hvilket som helst antal Warrants gælder følgende for tegning af nye kapitalandele:	Upon exercise of any part of the Warrants, the following will apply for the subscription of new shares:

	(i) De andre kapitalejere i Selskabet har ikke fortegningsret med hensyn til Warrants eller kapitalandele udstedt gennem udnyttelse af Warrants		(i)	The other shareholders of the Company have no preemption rights with respect to the Warrants or shares issued by exercise of the Warrants.

	(ii) Betaling af tegningsbeløbet og tegning af kapitalandele skal finde sted samtidigt. Warrantindehaverens rettigheder som kapitalejer efter udnyttelse af samtlige Warrants eller en del heraf træder i kraft, når uigenkaldelig kontant betaling til Selskabet har fundet sted. Selskabet skal registrere Warrantindehaveren som kapitalejer i Selskabets ejerbog.		(ii)	Payment of the subscription amount and subscription of shares shall take place simultaneously. The Warrantee's rights as a shareholder following exercise of the Warrants or part thereof shall come into force when an irrevocable cash payment has been made to the Company. The Company shall register the Warrantee as a shareholder in the Company's share register.

	(iii)	De nye kapitalandele udstedes i kapitalandele à nominelt kr. 1 eller multipla heraf.		(iii)	The new shares are issued in shares of nominally DKK 1 or multiples hereof.

	(iv)	De nye kapitalandele skal udstedes på navn, indføres i Selskabets ejerbog og er ikke-omsættelige.		(iv)	The new shares are issued on name, shall be registered in the Company's share register and are non-negotiable shares.

	(v)	Restriktionerne på eksisterende kapitalandele vedrørende omsættelighed gælder også for de nye kapitalandele.		(v)	The restrictions on the current shares as to negotiability shall also apply for the new shares.

	(vi)	Fortegningsret for nye kapitalandele i forbindelse med fremtidige kapitalforhøjelser er begrænsede for så vidt angår udstedelse af warrants eller tegning af kapitalandele gennem udnyttelse af sådanne warrants eller ved andre begivenheder i henhold til generalforsamlingens beslutning.		(vi)	The preemptive rights of the new shares in connection with future capital increases shall be limited in connection with the issuance of warrants or subscription of shares by exercising such warrants or other events as decided by the general meeting of the Company.

	(vii)	De nye kapitalandele giver ret til dividende og andre rettigheder i Selskabet til enhver tid, når den relevante kapitalforhøjelse er registreret i Erhvervsstyrelsen.		(vii)	The new shares shall carry a right to dividend and other rights in the Company from the time when the relevant capital increase has been registered with the Danish Business Authority.

	(viii)	Selskabet betaler omkostningerne i forbindelse med udstedelse og udnyttelse af Warrants.		(viii)	The Company shall pay the costs in connection with the issuance and exercise of Warrants

9	Skat		9	Tax

9.1	Punkterne 9.2 - 9.4 finder anvendelse, hvis Warrantindehaveren er ansat i Selskabet:		Clauses 9.2 - 9.4 shall apply provided the Warrantee is an employee of the Company:

9.2	Warrants er underlagt ligningslovens § 7 P.		The Warrants shall be subject to Section 7 P of the Danish Tax Assessment Act.

9.3	Selskabet har vurderet værdien af de tildelte warrants til DKK 1074,72 pr. styk (før udstedelse af fondsaktier og aktiesplit den 4. januar 2021).		The Company has assessed the value of each granted warrants at DKK 1074.72 (before issuance of bonus shares and share split on 4 January 2021).

9.4	Selskabet giver ikke Warrantindehaveren nogen garanti for, at Warrants beskattes efter ligningslovens § 7 P med eventuelle senere ændringer, herunder om kravene til anvendelse af bestemmelsen ikke er opfyldt, eller om bestemmelsen fremover er ændret eller ophævet.	The Company does not make any guarantees to the Warrantee that the Warrantee will be subject to the tax treatment under Section 7 P of the Danish Tax Assessment Act, as amended from time to time, including whether the requirements for the application of the provision are not met or if the provision is altered or repealed in the future.

9.5	De skattemæssige konsekvenser for Warrantindehaveren i forbindelse med denne Aftale, herunder men ikke begrænset til erhvervelse og/eller tildeling af Warrants, og/eller skattemæssige konsekvenser i forbindelse med udnyttelse af Warrants, er Selskabet uvedkommende. Warrantindehaveren opfordres til at søge skattemæssig rådgivning i forbindelse med indgåelsen af denne Aftale.	The tax consequences for the Warrantee arising in connection with or out of this Agreement, including but not limited to the acquisition and/or granting of the Warrants and/or the tax consequences in connection with the exercise of the Warrants, are of no concern to the Company. The Warrantee is strongly encouraged to seek tax advice in connection with entering into this Agreement.

10	Ejeraftale	10	Shareholders' Agreement

10.1	Warrantindehaveren skal på tidspunktet for udnyttelse af Warrants tildelt i henhold til denne Aftale tiltræde og acceptere at være bundet af enhver ejeraftale, der gælder for kapitalejere i Selskabet til enhver tid ved at underskrive en tiltrædelseserklæring til en sådan ejeraftale. Warrantindehaveren tiltræder og accepterer, at en sådan ejeraftale kan indeholde betingelser, der alene gælder for Warrantindehaveren og ikke for de andre kapitalejere i Selskabet. Således har ikke alle kapitalejere i Selskabet de samme rettigheder i henhold til ejeraftalen. En sådan tiltrædelseserklæring skal underskrives senest på tidspunktet for udnyttelse af Warrants, og udnyttelsen af Warrants skal være betinget heraf.	The Warrantee shall at the time of exercise of the Warrants granted hereunder endorse and agree to be bound by any Shareholders' Agreement applicable to the shareholders of the Company from time to time by signing a deed of adherence to such Shareholders' Agreement. The Warrantee acknowledges and accepts that such Shareholders' Agreement may include terms only applicable on the Warrantee and not on the other shareholders of the Company. Thus, not all shareholders of the Company may have the same rights under the Shareholders Agreement. Such deed of adherence shall be signed no later than at the time of the exercise of the Warrants and the exercise of any Warrants shall be conditional hereupon.

11	Overdragelse af Warrants	11	Assignment of Warrants

11.1	Warrants og andre rettigheder og/eller forpligtelser af Warrantindehaveren i henhold til denne Aftale må ikke være genstand for udlæg (pant, sikkerhed eller lignende), erhverves eller på anden måde overdrages af Warrantindehaveren.	The Warrants and any other rights and/or obligations granted to the Warrantee under this Agreement cannot be subject to any encumbrance (as pledge, security or similar), assignment or in any other way be transferred by the Warrantee.

11.2	Uanset det anførte under punkt 11.1 kan overdragelse i tilfælde af Warrantindehaverens død finde sted til Warrantindehaverens bo og/eller	Notwithstanding Clause 11.1, assignment to the estate left by the Warrantee and/or to his/her heir/heiress in the event of death shall be allowed.

	hans/hendes arvinger.

11.3	Uanset det anførte under punkt 11.1 må Warrantindehaverens kapitalandele henholdsvis Warrants, herunder kapitalandele erhvervet gennem udnyttelse af Warrants, ikke være genstand for inkasso- procedurer, fogedforretninger eller anden form for fuldbyrdelse og må heller ikke bruges som pant over for tredjepart. Warrantindehaveren har dog ved forudgående skriftlig tilladelse fra Selskabets Bestyrelse ret til at bruge kapitalandele og warrants som pant i forbindelse med finansiering af køb af sådanne kapitalandele og warrants, hvis panthaver forud for pantsætningen skriftligt bekræfter at ville respektere denne Aftale.	Notwithstanding Clause 11.1, the Warrantee's shares and Warrants (as applicable), including shares acquired by the exercise of Warrants, are not to be subjected to debt collection proceedings, creditor enforcement or any other type of enforcement, nor are they to be pledged to any third party. However, subject to prior written approval from the board of the Company the Warrantee shall be entitled to pledge shares and warrants in connection with the funding of the purchase of such shares and warrants if the pledgee prior to the pledge accepts in writing to respect this Agreement.

12	Afkald	12	Waiver

12.1	Warrantindehaveren garanterer ikke at ville påberåbe sig eller på anden måde benytte sig af minoritetsbeskyttelsesreglen i henhold Selskabsloven, herunder § 73, ifølge hvilken en minoritetskapital- ejer kan fordre sine kapitalandele indløst af en kapitalejer, der ejer mere end ni tiendedele af kapitalandelene (indløsningsret).	The Warrantee undertakes not to invoke or otherwise rely upon the minority protection rule available under the Danish Companies Act, including Clause 73, stipulating the right to require a share- holder holding more than nineteenths of the shares to acquire the shares of any minority shareholder (in Danish: "indløsningsret")

13	Pantsætning af kapitalandele	13	Pledge of Shares

13.1	Warrantindehaveren forpligter sig herved at pantsætte kapitalandele i Selskabet tegnet gennem udnyttelse af Warrants (herunder eventuelle stemmerettigheder) til de andre kapitalejere i Selskabet som sikkerhed for (i) opfyldelse af Warrantindehaverens forpligtelser i henhold til Aftalen og (ii) opfyldelse af Warrantindehaverens forpligtelser i henhold til ejeraftale, der er gældende for Warrantindehaverens kapitalandele i Selskabet.	The Warrantee hereby undertakes to pledge any shares in the Company subscribed for by exercise of any Warrants (including voting rights (if any)) to the other shareholders of the Company as security for (i) the fulfilment of the Warrantee's obligations under this Agreement and (ii) the fulfilment of the Warrantee's obligations under any Shareholders' Agreement governing the shares in the Company held by the Warrantee.

14	Fuldmagt	14	Power of Attorney

14.1	Warrantindehaveren giver hermed Selskabets Bestyrelse fuldmagt til på Warrantindehaverens vegne at iværksætte enhver foranstaltning, der måtte være nødvendig til opfyldelse af denne Aftale.	The Warrantee hereby grants the Board power of attorney to undertake any necessary actions on behalf of the Warrantee to ensure fulfilment of this Agreement.

15	Tavshedspligt	15	Confidentiality

15.1	Parterne forpligter sig til at behandle indholdet af denne Aftale og betingelserne for Aftalen fortroligt. En Part er berettiget til at fremlægge betingelserne i denne Aftale på skriftlig opfordring fra en offentlig myndighed, som har en lovlig ret til at kræve sådanne oplysninger, eller hvis en sådan fremlæggelse udspringer af lovgivningen.	The Parties undertake to treat the content of this Agreement and its terms and conditions confidential. A Party shall be entitled to disclose the terms and conditions of this Agreement upon written re- quest from a public authority that has a legal right to require this information or if such disclosure follows from statutory law.

16	Lovvalg	16	Governing law

16.1	Denne Aftale er underlagt dansk ret.	This Agreement shall be governed by the laws of Denmark.

17	Tvister	17	Disputes

17.1	Enhver tvist mellem Parterne, der måtte udspringe af Aftalen, herunder dens indgåelse eller ophør, skal først søges afgjort ved forhandling. Kan Parterne ikke nå til enighed, afgøres tvisten ved de danske domstole i København.	The Parties shall primarily seek to amicably settle any dispute arising out of or in connection with this Agreement, including its conclusion or termination. If the Parties cannot reach an agreement, the dispute shall be settled by the Danish courts in Copenhagen.

18	Underskrift, hele Aftalen og ændringer hertil	18	Signatures, entire Agreement, and amendments

18.1	Denne Aftale er udfærdiget i to eksemplarer, hvoraf det ene underskrevne eksemplar forbliver hos Selskabet, mens det andet underskrevne eksemplar udleveres til Warrantindehaveren. Aftalen træder i kraft på datoen for underskrivelsen.	This Agreement is signed in two copies; one shall be held by the Company and the other by the Warrantee. The Agreement shall be in force from the date of signing.

18.2	Alle meddelelser eller lignende i henhold til eller i forbindelse med Aftalen skal foretages skriftligt fra den ene Part til den anden.	All notifications, demands or similar pursuant to or relating to this Agreement shall be made in writing to the other Party.

- 0 –		- 0 -
For and on behalf of Evaxion Biotech ApS:		For [the Warantee]:

Name: Title:		Name: Title:

Name: Title:	Name: Title:

BILAG 2 TIL VEDTÆGTER

APPENDIX 2 TO ARTICLES OF ASSOCIATION

WARRANTAFTALE AGREEMENT		WARRANT

Mellem	Evaxion Biotech ApS Bredgade 34 E 1260 København K	Between	Evaxion Biotech ApS Bredgade 34 E 1260 Copenhagen K

og	[Navn] [Adresse]	and	[Name] [Address]

INDHOLDSFORTEGNELSE/TABLE OF CONTENTS

1	BAGGRUND OG OMFANG	4

1	BACKGROUND AND SCOPE	4
2	TILDELING AF WARRANTS	4
2	GRANT OF WARRANTS	4
3	TEGNINGSPRIS	5
3	SUBSCRIPTION PRICE	5
4	UDNYTTELSE AF WARRANTS	5
4	EXERCISE OF WARRANTS	5
5	VISSE BETINGELSER I RELATION TIL EXIT	7
5	CERTAIN CONDITIONS RELATING TO AN EXIT	7
6	OPSIGELSE AF ANSÆTTELSESFORHOLDET	8
6	TERMINATION OF EMPLOYMENT	8
7	ÆNDRING I RETSSTILLING ELLER SELSKABSKAPITAL	10
7	CHANGE OF LEGAL STATUS OR SHARE CAPITAL	10
8	TEGNING AF KAPITALANDELE	11
8	SUBSCRIPTION OF SHARES	11
9	SKAT	12
9	TAX	12
10	EJERAFTALE	13
10	SHAREHOLDERS' AGREEMENT	13
11	OVERDRAGELSE AF WARRANTS	13
11	ASSIGNMENT OF WARRANTS	13
12	AFKALD	14
12	WAIVER	14
13	PANTSÆTNING AF KAPITALANDELE	14
13	PLEDGE OF SHARES	14
14	FULDMAGT	14
14	POWER OF ATTORNEY	14
15	TAVSHEDSPLIGT	14
15	CONFIDENTIALITY	14
16	LOVVALG	14
16	GOVERNING LAW	14
17	TVISTER	14
17	DISPUTES	14
18	UNDERSKRIFT, HELE AFTALEN OG ÆNDRINGER HERTIL	15
18	SIGNATURES, ENTIRE AGREEMENT, AND AMENDMENTS	15

BILAGSFORTEGNELSE	INDEX OF EXHIBITS

Bilag 1.2: Vedtægter	Exhibit 1.2: Articles of Association

Der er den 10. september 2017 indgået følgende warrantaftale ("Aftalen") mellem	This Warrant Agreement (the "Agreement") is entered into on 10 September 2017 between:

(1)	Evaxion Biotech ApS, CVR-nr. 31 76 28 63, Bredgade 34 E, 1260 København K ("Selskabet")	Evaxion Biotech ApS, CVR No. 31 76 28 63, Bredgade 34 E, 1260 Copenhagen K (the "Company")

(2)	[Navn, adresse] (the "Warrantindehaveren")	[Name, address] (the "Warrantee")

-	Selskabet og Warrantindehaveren samlet benævnt "Parterne" og separat tillige en "Part"	-	the Company and the Warrantee hereinafter collectively referred to as the "Parties" and separately as a "Party"

EFTERSOM	WHEREAS

Warrantindehaveren er ansat som CEO i selskabet med virkning fra den 1. juli 2017 ("Ansættelsesdatoen")	The Warrantee is employed by the Company as CEO effective as of 1 July 2017 (the "Employment Date")

Selskabet ønsker at motivere Warrantindehaveren ved at tildele et vist antal warrants til Warrantindehaveren.	The Company wishes to incentivise the Warrantee by granting certain warrants to the Warrantee.

HAR PARTERNE VEDTAGET FØLGENDE:	NOW IT IS HEREBY AGREED AS FOLLOWS:

1	BAGGRUND OG OMFANG	1	BACKGROUND AND SCOPE

1.1	Formålet med denne Aftale er at tildele Warrantindehaveren warrants i Selskabet for at sikre, at Selskabet og Warrantindehaveren har fælles interesser, og at begge Parter medvirker til at skabe den bedst mulige værdiudvikling i Selskabet.	The purpose of this Agreement is to grant the Warrantee warrants in the Company in order to ensure that the Company and the Warrantee have aligned interests and that both Parties are working to ensure that the value of the Company develops in the best possible way.

1.2	Selskabets vedtægter er vedlagt denne Aftale som bilag 1.2. Warrantindehaveren accepterer hermed alle fremtidige ændringer i Selskabets vedtægter.	The Company's articles of association are attached hereto as Exhibit 1.2. The Warrantee hereby accepts all future changes to the Company's articles of association.

2	TILDELING AF WARRANTS	2	GRANT OF WARRANTS

2.1	I henhold til betingelserne i denne Aftale udsteder Selskabet hermed, og Warrantindehaveren modtager 617.184 warrants i Selskabet til	Subject to the terms and conditions set out in this Agreement, the Company hereby issues and the Warrantee receives 617,184 warrants in the Com

Warrantindehaveren ("Warrants").	pany to the Warrantee (the "Warrants").

2.2	Hver Warrant giver Warrantindehaveren ret, men ikke pligt, til at tegne én kapitalandel à nominelt kr. 1 i Selskabet.	Each Warrant shall provide the Warrantee with a right, but not an obligation, to subscribe for one share with a nominal value of DKK 1 in the Company.

2.3	Warrants tildeles vederlagsfrit.	The Warrants are granted free of charge.

2.4	Warrants giver ikke Warrantindehaveren kapital- ejerrettigheder, som f.eks. fondskapitalandele, eller fortegningsret i tilfælde af en kapitalforhøjelse i Selskabet.	The Warrants shall not entitle the Warrantee to any shareholder rights such as bonus shares or pre-emption rights in the event of a capital in- crease of the Company.

2.5	Selskabet er forpligtet til at føre en fortegnelse over udstedte Warrants, som skal opbevares sammen med Selskabets ejerbog.	The Company undertakes to keep and maintain a register of issued Warrants to be kept in connection with the Company's share register.

3	TEGNINGSRET	3	SUBSCRIPTION PRICE

3.1	Hver Warrant giver Warrantindehaveren ret til at tegne én kapitalandel à nominelt kr. 1 i Selskabet til en pris af kr. 1 ("Tegningsprisen").	Each Warrant gives the Warrantee the right to subscribe for one share with a nominal value of DKK 1 in the Company at a price of DKK 1 (the "Subscription Price").

4	UDNYTTELSE AF WARRANTS	4	EXERCISE OF WARRANTS

4.1	Warrantindehaveren kan udnytte alle eller en del af Warrants (i) i forbindelse med en Exit (se punkt 4.2) eller (ii) på et tidspunkt, der fastsættes af Bestyrelsen (et "Vindue")	The Warrantee may exercise all or part of the Warrants (i) in connection with an Exit (see Clause 4.2) or (ii) at any time determined by the Board (a "Window").

4.2	"Exit" betyder (a) en ændring i ejerforholdene i Selskabet, hvorved en uafhængig tredjemand erhverver 50 % eller mere af selskabskapitalen i Selskabet eller kommer til at kontrollere mere end 50 % af stemmerne i Selskabet; (b) en børsnotering af Selskabets aktier; (c) salg eller overdragelse af samtlige eller en væsentlig del af Selskabet aktiver; (d) en fusion med Selskabet som det ophørende selskab; eller (e) en kombination af (a) - (d).	An "Exit" shall mean (a) a change of control in the Company whereby any independent third party acquires 50% or more of the share capital in the Company or comes to control more than 50% of the votes in the Company; (b) an initial public offering of the Company's shares ("IPO"); (c) the sale or disposition of all or a material part of the Company's assets; (d) a merger whereby the Company is the discontinuing entity; or (e) a com- bination of (a) - (d) above.

4.3	I tilfælde af en Exit skal Selskabet udstede en skriftlig meddelelse herom ("Meddelelse om Exit") til Warrantindehaveren. Meddelelsen om Exit skal indeholde relevante oplysninger om fremgangsmåden, bilagt en formular til meddelelse om udnyttelse ("Udnyttelsesmeddelelsen") samt eventuelt en yderligere forpligtelseserklæring, som Selskabet efter eget skøn måtte forlange (f.eks. tiltrædelsesdokument til en aftale om køb og salg af anparter eller lignende forpligtelser til overdragelse af anparter, der er tegnet ved udnyttelse af Warrants), og som skal underskrives af Warrantindehaveren ("Yderligere Forpligtelseserklæring").	In the event of an Exit, the Company shall issue a written notice of Exit ("Exit Notice") to the Warrantee. The Exit Notice shall include relevant information on the process and be accompanied by a form of exercise notice (the "Exercise Notice") together with any supplementary undertakings as may be required by the Company at its discretion (for instance adherence documentation to a share sale and purchase agreement or similar undertakings to transfer the shares subscribed for by exercise of the Warrants) to be signed by the Warrantee (the "Supplementary Undertakings").

4.4	Meddelelse om udnyttelse af Warrants finder sted, ved at Warrantindehaveren fremsender "Udnyttelsesmeddelelsen" til Selskabet med oplysning om det ønskede antal kapitalandele samt en eventuel Yderligere Forpligtelseserklæring. Samtidig med fremsendelsen af Udnyttelsesmeddelelsen og eventuelt Yderligere Forpligtelseserklæring skal Warrantindehaveren betale et kontant beløb til Selskabet svarende til det relevante tegningsbeløb.	Notification of exercise of the Warrants takes place by the Warrantee's submission to the Company of the Exercise Notice stating the number of shares requested together with any Supplementary Undertakings. At the same time of submitting the Exercise Notice and any Supplementary Undertakings, the Warrantee shall pay in cash to the Company an amount equal to the relevant subscription amount.

4.5	Medmindre Selskabet bestemmer andet, vil samtlige Warrants automatisk bortfalde uden yderligere varsel og uden kompensation, hvis en Udnyttelsesmeddelelse og en eventuel Yderligere Forpligtelseserklæring samt betaling af det relevante tegningsbeløb ikke er fremsendt senest to uger efter datoen for Meddelelsen om Exit.	Unless otherwise decided by the Company, if an Exercise Notice and any Supplementary Undertakings together with payment of the relevant sub- scription amount is not submitted no later than two (2) weeks from the date of the Exit Notice, all Warrants shall automatically and without further notice or compensation lapse and become null and void.

4.6	Warrants, der ikke udnyttes i forbindelse med en Exit, vil automatisk bortfalde uden kompensation efter gennemførelsen af den relevante begivenhed.	Any Warrants that are not exercised in connection with an Exit shall automatically become void with- out compensation, following the completion the relevant event.

4.7	Såfremt der efter Meddelelsen om Exit ikke sker en endelig gennemførelse af Exit, beholder Warrantindehaveren sine Warrants i henhold til vilkårene i denne Aftale. Hvis Warrantindehaveren har tegnet kapitalandele i Selskabet gennem	In the event that an Exit is not finally completed following an Exit Notice, the Warrantee's right to the Warrants as set out in the Agreement shall be retained. In the event that shares have been sub- scribed for in the Company by exercise of War-

udnyttelse af Warrants, og disse nye kapitalandele er blevet registreret i Erhvervsstyrelsen, beholder Warrantindehaveren de tegnede kapitalandele, uanset at den bebudede Exit ikke er endeligt gennemført, og de udnyttede Warrants skal ikke tilbageføres. Både Selskabet og Warrantindehaveren har dog ret til efter eget skøn at forlange, at Selskabet tilbagekøber de erhvervede kapitalandele til Tegningsprisen.	rants and such new shares have been registered with the Danish Business Authority, the shares subscribed for shall be retained notwithstanding a notified Exit is not finally completed and the exercised Warrants shall not be reversed, however, both the Company and the Warrantee may on a discretionary basis request that the Company shall repurchase the shares acquired at the Subscription Price.

4.8	Såfremt der oprettes et Vindue, skal punkt 4.3 - 4.5 samtidig være gældende.	In case a Window is established Clauses 4.3-4.5 shall apply simultaneously.

4.9	Warrants, der ikke udnyttes i forbindelse med et Vindue, bortfalder automatisk uden kompensation.	Any Warrants that are not exercised in connection with a Window shall automatically become void without compensation.

4.10	Såfremt et Vindue ikke er blevet oprettet senest den 31. december 2036, bortfalder Warrants automatisk uden yderligere varsel og uden kompensation.	In the event an Exit or a Window has not occurred on or before 31 December 2036, the Warrants shall automatically and without further notice or compensation lapse and become null and void.

4.11	I forbindelse med en notering af ADS’er på Nasdaq, USA, har Selskabets bestyrelse i henhold til pkt. 4.1 truffet beslutning om at fastsætte udnyttelsesvinduerne for udstedte warrants således:	In connection with a listing of ADSs on Nasdaq, USA, the board of directors has resolved, pursuant to clause 4.1, to determine the exercise windows for issued warrants as follows:

Optjente warrants kan udnyttes i fire årlige udnyttelsesvinduer på 2 uger, som hver ligger to handelsdage efter offentliggørelsen af henholdsvis Selskabets årsrapport, halvårsregnskabet samt kvartalsmeddelelserne. Første udnyttelsesperiode indtræder dog tidligst 180 dage efter Selskabets notering af ADS’er på Nasdaq, USA, og i de første fire udnyttelsesperioder kan warrantindehaveren maksimalt udnytte 25% af de til warrantindehaveren tildelte warrants forudsat altid at warrants er optjent.	Vested warrants may be exercise in four annual exercise windows of two weeks each that each commence two trading days following publication of the Company’s annual report, the 6-month report and the interim reports. The first exercise window shall, however, be at least 180 days following the listing by the Company of ADSs on Nasdaq, USA and in the first four exercise periods the warrant-holder may as a maximum exercise 25% of the warrants granted to the respective warrantholders, provided always that the warrants have vested.

5	VISSE BETINGELSER I RELATION TIL EXIT	5	CERTAIN CONDITIONS RELATING TO AN EXIT

5.1	Efter udnyttelse af Warrants i forbindelse med en børsnotering skal Warrantindehaveren under- skrive og tiltræde de aftaler eller forpligtelser, herunder i relation til en lock-up periode eller andre lock-up forpligtelser, som den udstedende bank måtte anmode om i forbindelse med en børsnotering.	Following exercise of Warrants in connection with an IPO, the Warrantee shall sign and accept such agreements or undertakings including in respect of period of lock-up and other lock-up obligations which may be proposed by the issuing bank in connection with an IPO.

5.2	Selskabet kan kræve, og Warrantindehaveren skal i så fald acceptere, at samtlige eller en del af Warrants ombyttes ligeligt til kapitalandele, warrants, konvertible værdipapirer eller et andet kapitalandelsbaseret instrument udstedt af en køber eller af en efterfølger af Selskabet eller af et af disses moderselskab eller datterselskab, eller til kapitalandele, warrants, konvertible værdipapirer eller andet kapitalandelsbaseret instrument udstedt af Selskabet efter omstrukturering, således at den pågældende Warrantindehavers Warrants umiddelbart efter en sådan ombytning sammen med betaling af en eventuel kontant godtgørelse til Warrantindehaveren - i alt væsentlig har samme værdi som Warrants, herunder de Warrants ejet af Warrantindehaveren umiddelbart før en sådan ombytning. Uanset ovenstående er Warrantindehaveren berettiget til en delvis kontant udbetaling i det omfang, dette er nødvendigt, for at Warrantindehaveren er i stand til at betale eventuel indkomst- eller kapitalgevinstskat, der umiddelbart forfalder som følge af en sådan ombytning af værdipapirer.	The Company may request, and the Warrantee shall then accept, that all or a portion of the War- rants shall be equitably exchanged for shares, warrants, convertibles or any other equity based instrument, issued by any purchaser of or successor to the Company, or by a parent or subsidiary of either of them, or shares, warrants, convertibles or any other equity based instrument issued by the Company as restructured, such that such Warrantee's Warrants immediately following such exchange, when aggregated with any cash consideration paid to such Warrantee, shall have substantially the same value as the Warrants, including any Warrants held by such Warrantee immediately prior to such exchange. Notwithstanding any of the foregoing, the Warrantee shall be entitled to partial consideration in cash to the extent necessary in order for the Warrantee to be able to pay any personal income or capital gains tax immediately falling due as a result of such exchange of securities.

5.3	Forud for en Exit er Selskabet (eller en tredje- mand, der er udpeget af Selskabet) berettiget til at købe Warrants fra Warrantindehaveren til en pris, der fastsættes i overensstemmelse med punkt 5.5 nedenfor.	Prior to an Exit, the Company (or a third party ap- pointed by the Company) shall have a right to purchase the Warrants from the Warrantee for a price determined in accordance with Clause 5.5 below.

5.4	Hvis Selskabet ønsker at udnytte en af sine rettigheder i henhold til denne Aftale, skal der gives skriftlig meddelelse herom per email til	If the Company wishes to exercise any of its rights under this Agreement, a written notice to that effect shall be sent by email to the Warrantee. A notice

Warrantindehaveren. En meddelelse betragtes som værende kommet Warrantindehaveren i hænde, og Selskabets rettighed derved udøvet, på tidspunktet for emailens afsendelse, forudsat at meddelelsen er stilet til den emailadresse, som Warrantindehaveren til enhver tid har oplyst Selskabet om. Udnyttelse af en rettighed i henhold til punkt 5.3 ovenfor er altid betinget af, at Exit faktisk er blevet gennemført.	shall be deemed to have reached a Warrantee, and hence the right of the Company shall be deemed to have been exercised, at the time of the dispatch of the email, provided the notice has been addressed to the email address of the Warrantee which the Warrantee has informed the Company at any time. The exercise of rights pursuant to Clause 5.3 above is always subject to the condition that the Exit is actually completed.

5.5	Købspris i forbindelse med Exit	Purchase Price in connection with an Exit

5.5.1	Ved køb af Warrantindehaverens Warrants i hen- hold til punkt 5.3 skal værdien af Warrants være baseret på den rimelige markedsværdi som anført nedenfor.	When the Warrantee's Warrants are purchased in accordance with Clause 5.3, the Warrants shall be based on the fair market value as set out below.

5.5.2	Den rimelige markedsværdi af Warrants beregnes af Selskabet på grundlag af den nettopris per kapitalandel i Selskabet, som sælgende kapital- ejere vil modtage ved en Exit med fradrag af et forholdsmæssigt beløb for vederlag til rådgivere m.v. Ved beregningen af den rimelige markedsværdi af Warrants skal Selskabet fratrække et beløb, som Selskabet anser som passende i betragtning af de sælgende kapitalejeres eventuelle forpligtelser i henhold til Exit.	The fair market value of the Warrants shall be calculated by the Company based on the net price per share of the Company to be received by the selling shareholders in an Exit deducted the proportionate amount of any fees to advisors etc. When calculating the fair market value of the Warrants, the Company shall deduct from the fair market value an amount which the Company deems appropriate when considering the selling shareholders' potential liabilities pursuant to the Exit.

5.5.3	Når Warrants købes i forbindelse med en Exit som følge af salg eller overdragelse af samtlige eller en væsentlig del af Selskabets aktiver, er værdien af Warrants den rimelige markedsværdi på tidspunktet efter salget. I tilfælde af en sådan Exit skal der ved beregningen af den rimelige markedsværdi for Warrants tages højde for den købspris, Selskabet har modtaget for de solgte aktiver, med fradrag af gæld, der ikke er overdraget sammen med aktiverne, samt en forholdsmæssig andel af omkostninger, honorarer m.v. i forbindelse med transaktionen.	When the Warrants are purchased in connection with an Exit based on the sale or disposition of all or a material part of the Company's assets, the value of the Warrants shall be the fair market value at the time after such sale. In case of such Exit, the fair market value of the Warrants shall take into account the purchase price received by the Company for the assets sold, net of any debts not transferred together with the assets as well as a proportionate part of any cost, fees etc. related to the transaction.

5.5.4	Købsprisen for Warrants fastlagt i henhold til punkt 5.5.2 - 5.5.3 ovenfor skal betales 15 dage efter, at	The purchase price for the Warrants determined in accordance with Clauses 5.5.2 - 5.5.3 above, as

de sælgende kapitalejere i Selskabet har modtaget betaling for deres kapitalandele, og i tilfælde af køb i forbindelse med et salg af aktiver, når Selskabet har modtaget betaling for de solgte aktiver.	applicable, shall be paid 15 days after the selling shareholders of the Company have received payment for their shares, and in case of a purchase in connection with an asset sale, when the Company has received payment for the assets sold.

6	OPSIGELSE AF ANSÆTTELSESFORHOLDET	6	TERMINATION OF EMPLOYMENT

6.1	Hvis Selskabet opsiger Warrantindehaverens ansættelse i Selskabet med en hvilken som helst begrundelse bortset fra Warrantindehaverens misligholdelse, er Warrantindehaveren berettiget til at udnytte Warrants tildelt i henhold til denne Aftale i overensstemmelse med vilkårene i Aftalen, som om Warrantindehaveren stadig var ansat i Selskabet. Dette gælder ligeledes, hvis ansættelsesforholdet bringes til ophør, fordi Warrantindehaveren har nået den alder, der gælder for pensionering fra Selskabet, eller fordi Warrantindehaveren kan oppebære folkepension eller alderspension fra Selskabet.	In the event the Company terminates the Warrantee's employment with the Company for any rea- son other than due to the Warrantee's breach (in Danish "misligholdelse"), the Warrantee shall have the right to exercise any Warrants granted pursuant to this Agreement in accordance with the terms and conditions of this Agreement as if the Warrantee continued to be employed by the Company. The same applies if the employment relationship comes to an end because the Warrantee has reached the age of retirement from the Company or is entitled to old age pension (in Danish: "folkepension") or retirement pension (in Danish: "alderspension") from the Company.

6.2	Hvis Selskabet opsiger Warrantindehaverens ansættelse i Selskabet begrundet i Warrantindehaverens misligholdelse eller berettiget bortviser Warrantindehaveren, bortfalder samtlige Warrants, der er tildelt i henhold til denne Aftale, men som ikke er udnyttet på tidspunktet for udløbet af opsigelsesperioden.	In the event that the Company terminates the Warrantee's employment with the Company due to the Warrantee's breach (in Danish "misligholdelse") or summarily dismisses the Warrantee for cause (in Danish "bortvisning"), all Warrants granted pursuant to this Agreement, but not exercised at the time of the expiration of the notice period, become null and void.

6.3	Hvis Warrantindehaveren opsiger sin ansættelse i Selskabet med en hvilken som helst begrundelse, bortset fra Selskabets grove misligholdelse, er Warrantindehaveren berettiget til at udnytte en procentdel af Warrants, der er tildelt i henhold til denne Aftale, som anført nedenfor, i overensstemmelse med vilkårene i Aftalen, som om Warrantindehaveren stadig var ansat i Selskabet.	If the Warrantee terminates the employment with the Company for any reason other than due the Company's material breach (in Danish: "grov misligholdelse") the Warrantee shall have the right to exercise such percentage of the Warrants granted pursuant to this Agreement as set out below in accordance with the terms and conditions of this Agreement as if the Warrantee continued to be employed by the Company:

6.3.1	Hvis Warrantindehaveren opsiger sin ansættelse inden udløbet af 1 år efter Ansættelsesdatoen:	If the Warrantee serves notice of termination before the first anniversary of the Employment Date: no

ingen Warrants.	Warrants;

6.3.2	Hvis Warrantindehaveren opsiger sin ansættelse inden udløbet af 2 år efter Ansættelsesdatoen: 20% af tildelte Warrants.	If the Warrantee serves notice of termination on the first anniversary and up to the day prior to the second anniversary of the Employment Date: twenty per cent (20%) of the Warrants;

6.3.3	Hvis Warrantindehaveren opsiger sin ansættelse inden udløbet af 3 år efter Ansættelsesdatoen: 40% af tildelte Warrants.	If the Warrantee serves notice of termination on the second anniversary and up to the day prior to the third anniversary of the Employment Date: forty per cent (40%) of the Warrants;

6.3.4	Hvis Warrantindehaveren opsiger sin ansættelse inden udløbet af 3 år efter Ansættelsesdatoen: 60% af tildelte Warrants.	If the Warrantee serves notice of termination on the third anniversary and up to the day prior to the fourth anniversary of the Employment Date: sixty per cent (60%) of the Warrants;

6.3.5	Hvis Warrantindehaveren opsiger sin ansættelse inden udløbet af 4 år efter Ansættelsesdatoen: 80% af tildelte Warrants.	If the Warrantee serves notice of termination on the fourth anniversary and up to the day prior to the fifth anniversary of the Employment Date: eighty per cent (80%) of the Warrants; and

6.3.6	Hvis Warrantindehaveren opsiger sin ansættelse inden udløbet af 5 år efter Ansættelsesdatoen: 100% af tildelte Warrants.	If the Warrantee serves notice of termination on or after the fifth anniversary of the Employment Date: one hundred per cent (100%) of the Warrants.

	Resterende Warrants, der ikke er udnyttet ved udløbet af opsigelsesperioden, bortfalder.	Remaining Warrants not exercised at the time of the expiration of the notice period, become null and void.

6.4	Hvis Warrantindehaveren opsiger sin ansættelse i Selskabet begrundet i Selskabets grove misligholdelse, er Warrantindehaveren berettiget til at udnytte Warrants tildelt i henhold til denne Aftale i overensstemmelse med vilkårene i Aftalen, som om Warrantindehaveren stadig var ansat i Selskabet.	In the event that the Warrantee terminates the employment with the Company due to the Company's material breach (in Danish: "grov misligholdelse"), the Warrantee shall have the right to exercise any Warrants granted pursuant to this Agreement in accordance with the terms and conditions of this Agreement as if the Warrantee continued to be employed by the Company.

6.5	I tilfælde af Warrantindehaverens død, vil Warrantindehaverens bo eller Warrantindehaverens overlevende ægtefælle (hvis denne sidder i uskiftet bo) være berettiget til at udnytte Warrants i overensstemmelse med	In the event of the death of the Warrantee, the estate of the Warrantee or the spouse of the Warrantee (if the surviving spouse retains undivided possession of the estate) shall have the right to exercise any Warrants in accordance with the terms and

vilkårene i denne Aftale.	conditions of this Agreement.

7	ÆNDRING I RETSSTILLING ELLER SELSKABSKAPITAL	7	CHANGE OF LEGAL STATUS OR SHARECAPITAL

7.1	Ændring i selskabskapital	Change of Share Capital

7.1.1	I tilfælde af ændringer i Selskabets selskabskapital, herunder men ikke begrænset til:	In case of changes in the Company's share capital including but not limited to

(i)	forøgelse af selskabskapitalen,	(i)	increase of the share capital,

(ii)	udstedelse af konvertible obligationer,	(ii)	issuance of convertible bonds,

(iii)	udstedelse af nye tegningsretter, eller	(iii)	issuance of new subscription rights, or

(iv)	nedsættelse af selskabskapitalen,	(iv)	decrease of the share capital,

	uanset om dette sker til en kurs, der er lig med markedskursen for Selskabets kapitalandele, eller til en overkurs, eller hvis ændringerne nævnt i 7.1.1 (i) - (iv) sker til favørkurs, sker der ingen regulering i Warrants.	whether at a rate that is equal to the market price of the shares of the Company or at premium rate ("overkurs"), or if the changes mentioned in Clause 7.1.1 (i) - (iv) are made at a special price ("favørkurs") no regulation of Warrants shall occur.

7.1.2	Hvis den nominelle værdi af Selskabets kapitalandele ændres, skal antallet af Warrants (antal af kapitalandele) og/eller Udnyttelsesprisen tilpasses, således at værdien af Warrants ikke bliver påvirket af sådanne ændringer.	If the nominal value of the shares of the Company is amended, the number of Warrants (number of shares) and/or the Exercise Price shall be adjusted, so that the value of the Warrants is not affected by the said amendments.

7.1.3	Hvis selskabskapitalen nedsættes til dækning af tab, skal antallet af kapitalandele, som Warrantindehaveren kan tegne gennem udnyttelse af Warrants, reduceres (nedrundet) forholdsmæssigt til den nominelle reduktion af kapitalen sammenholdt med Selskabets totale nominelle selskabskapital før reduktionen.	If the share capital is reduced in order to cover losses, the number of shares for which the Warrantee may subscribe by exercising the Warrants shall be reduced (rounded down) proportionately to the nominal reduction of the capital compared to the total nominal share capital of the Company before the reduction.

7.2	Andre ændringer	Other Changes

7.2.1	Hvis der træffes beslutning om	If a resolution is made to

(i)	at likvidere eller afvikle Selskabet,	(i)	liquidate or wind up the Company,

(ii)	at spalte Selskabet eller	(ii)	demerge the Company, or

(iii)	at gennemføre en kapitalandelsombytning, der omfatter samtlige kapitalandele i Selskabet (oprettelse af et holdingselskab/apportindskud),	(iii)	effect an exchange of shares which includes all shares in the Company (establishment of a holding company/non-cash contribution),

er Warrantindehaveren berettiget til at udnytte Warrants på ikrafttrædelsesdatoen for den relevante ændring, jf. dog punkt 7.2.2. Selskabets Bestyrelse skal skriftligt meddele Warrantindehaveren, hvis der træffes en af de ovennævnte beslutninger, og Warrantindehaveren kan udnytte samtlige Warrants inden for 30 dage fra datoen for meddelelsen. Samtlige Warrants, som Selskabets Bestyrelse ikke har modtaget en Udnyttelsesmeddelelse for inden udgangen af 30 dages fristen, bortfalder automatisk uden yderligere varsel eller kompensation, medmindre de erstattes i henhold til punkt 7.2.2.	the Warrantee shall be entitled to exercise their Warrants on the effective date of the relevant change, see however Clause 7.2.2. The Company's Board shall give written notice to the Warrantee if one of the above resolutions is made and the Warrantee may exercise all such Warrants within 30 days from the date of such notice. If the Board has not received an Exercise Notice prior to the expiry of the 30 days' notice the Warrants will automatically and without further notice be cancelled and become void without notice or compensation unless replaced in accordance with Clause 7.2.2.

7.2.2	Hvis Selskabet indgår i en fusion, spaltning eller kapitalandelsombytning, der omfatter samtlige kapitalandele i Selskabet (oprettelse af et holdingselskab/apportindskud), er Selskabet berettiget, men ikke forpligtet til at anmode om, at Warrants erstattes med retten til at tegne kapitalandele i de(t) modtagende selskab(er), forudsat at de(t) fortsættende selskab(er) er enig heri.	In the event of contribution of the Company by merger, de-merger or an exchange of shares which includes all shares in the Company (establishment of a holding company/non-cash contribution) the Company shall have the right, but not the obligation, to request that the Warrants are replaced by the right to subscribe to shares in the receiving company(ies) subject to written approval by the continuing company(ies).

8	TEGNING AF KAPITALANDELE	8	SUBSCRIPTION OF SHARES

Ved udnyttelse af et hvilket som helst antal Warrants gælder følgende for tegning af nye kapitalandele:	Upon exercise of any part of the Warrants, the following will apply for the subscription of new shares:

(i)	De andre kapitalejere i Selskabet har ikke fortegningsret med hensyn til Warrants eller kapitalandele udstedt gennem udnyttelse af Warrants	(i)	The other shareholders of the Company have no preemption rights with respect to the Warrants or shares issued by exercise of the Warrants.
(ii)	Betaling af tegningsbeløbet og tegning af kapitalandele skal finde sted samtidigt.	(ii)	Payment of the subscription amount and subscription of shares shall take place simul-

Warrantindehaverens rettigheder som kapitalejer efter udnyttelse af samtlige Warrants eller en del heraf træder i kraft, når uigenkaldelig kontant betaling til Selskabet har fundet sted. Selskabet skal registrere Warrantindehaveren som kapitalejer i Selskabets ejerbog.	taneously. The Warrantee's rights as a shareholder following exercise of the Warrants or part thereof shall come into force when an irrevocable cash payment has been made to the Company. The Company shall register the Warrantee as a shareholder in the Company's share register.

(iii)	De nye kapitalandele udstedes i kapitalandele à nominelt kr. 1 eller multipla heraf.	(iii)	The new shares are issued in shares of nominally DKK 1 or multiples hereof.

(iv)	De nye kapitalandele skal udstedes på navn, indføres i Selskabets ejerbog og er ikke-omsættelige.	(iv)	The new shares are issued on name, shall be registered in the Company's share register and are non-negotiable shares.

(v)	Restriktionerne på eksisterende kapitalandele vedrørende omsættelighed gælder også for de nye kapitalandele.	(v)	The restrictions on the current shares as to negotiability shall also apply for the new shares.

(vi)	Fortegningsret for nye kapitalandele i forbindelse med fremtidige kapitalforhøjelser er begrænsede for så vidt angår udstedelse af warrants eller tegning af kapitalandele gennem udnyttelse af sådanne warrants eller ved andre begivenheder i henhold til generalforsamlingens beslutning.	(vi)	The pre-emptive rights of the new shares in connection with future capital increases shall be limited in connection with the issuance of warrants or subscription of shares by exercising such warrants or other events as decided by the general meeting of the Company.

(vii)	De nye kapitalandele giver ret til dividende og andre rettigheder i Selskabet til enhver tid, når den relevante kapitalforhøjelse er registreret i Erhvervsstyrelsen.	(vii)	The new shares shall carry a right to dividend and other rights in the Company from the time when the relevant capital increase has been registered with the Danish Business Authority.

(viii)	Selskabet betaler omkostningerne i forbindelse med udstedelse og udnyttelse af Warrants.	(viii)	The Company shall pay the costs in connection with the issuance and exercise of Warrants.

9	SKAT	9	TAX

9.1	Punkterne 9.2 - 9.4 finder anvendelse, hvis Warrantindehaveren er ansat i Selskabet:	Clauses 9.2 - 9.4 shall apply provided the Warrantee is an employee of the Company:

9.2	Warrants er underlagt ligningslovens § 7 P.	The Warrants shall to the extent possible be subject to Section 7 P of the Danish Tax Assessment Act.

9.3	Selskabet har vurderet værdien af de tildelte warrants til DKK 1.074,72 pr. styk baseret (før justering for fondsaktieudstedelse og aktiesplit af 4. januar 2021).	The Company has assessed the value of each granted warrant as DKK 1,074.72 (before adjustment for bonus shares and share split adopted on 4 January 2021).

9.4	Selskabet giver ikke Warrantindehaveren nogen garanti for, at Warrants beskattes efter ligningslovens § 7 P med eventuelle senere ændringer, herunder om kravene til anvendelse af bestemmelsen ikke er opfyldt, eller om bestemmelsen fremover er ændret eller ophævet.	The Company does not make any guarantees to the Warrantee that the Warrantee will be subject to the tax treatment under Section 7 P of the Danish Tax Assessment Act, as amended from time to time, including whether the requirements for the application of the provision are not met or if the provision is altered or repealed in the future.

9.5	De skattemæssige konsekvenser for Warrantindehaveren i forbindelse med denne Aftale, herunder men ikke begrænset til erhvervelse og/eller tildeling af Warrants, og/eller skattemæssige konsekvenser i forbindelse med udnyttelse af Warrants, er Selskabet uvedkommende. Warrantindehaveren opfordres til at søge skattemæssig rådgivning i forbindelse med indgåelsen af denne Aftale.	The tax consequences for the Warrantee arising in connection with or out of this Agreement, including but not limited to the acquisition and/or granting of the Warrants and/or the tax consequences in connection with the exercise of the Warrants, are of no concern to the Company. The Warrantee is strongly encouraged to seek tax advice in connection with entering into this Agreement.

10	EJERAFTALE	10	SHAREHOLDERS’ AGREEMENT

10.1	Warrantindehaveren skal på tidspunktet for udnyttelse af Warrants tildelt i henhold til denne Af- tale tiltræde og acceptere at være bundet af enhver ejeraftale, der gælder for kapitalejere i Selskabet til enhver tid ved at underskrive en tiltrædelseserklæring til en sådan ejeraftale. Warrantindehaveren tiltræder og accepterer, at en sådan ejeraftale kan indeholde betingelser, der alene gælder for Warrantindehaveren og ikke for de andre kapitalejere i Selskabet. Således har ikke alle kapitalejere i Selskabet de samme rettigheder i henhold til ejeraftalen. En sådan tiltrædelseserklæring skal underskrives senest på tidspunktet for udnyttelse af Warrants, og udnyttelsen af Warrants skal være betinget heraf.	The Warrantee shall at the time of exercise of the Warrants granted hereunder endorse and agree to be bound by any Shareholders' Agreement applicable to the shareholders of the Company from time to time by signing a deed of adherence to such Shareholders' Agreement. The Warrantee acknowledges and accepts that such Shareholders Agreement may include terms only applicable on the Warrantee and not on the other shareholders of the Company. Thus, not all shareholders of the Company may have the same rights under the Shareholders Agreement. Such deed of adherence shall be signed no later than at the time of the exercise of the Warrants and the exercise of any Warrants shall be conditional hereupon.

11	OVERDRAGELSE AF WARRANTS	11	ASSIGNMENT OF WARRANTS

11.1	Warrants og andre rettigheder og/eller forpligtelser af Warrantindehaveren i henhold til denne Af- tale må ikke være genstand for udlæg (pant, sikkerhed eller lignende), erhverves eller på anden måde overdrages af Warrantindehaveren.	The Warrants and any other rights and/or obligations granted to the Warrantee under this Agreement cannot be subject to any encumbrance (as pledge, security or similar), assignment or in any other way be transferred by the Warrantee.

11.2	Uanset det anførte under punkt 11.1 kan overdragelse i tilfælde af Warrantindehaverens død finde sted til Warrantindehaverens bo og/eller hans/hendes arvinger.	Notwithstanding Clause 11.1, assignment to the estate left by the Warrantee and/or to his/her heir/heiress in the event of death shall be allowed.

11.3	Uanset det anførte under punkt 11.1 må Warrantindehaverens kapitalandele henholdsvis Warrants, herunder kapitalandele erhvervet gennem udnyttelse af Warrants, ikke være genstand for inkassoprocedurer, fogedforretninger eller anden form for fuldbyrdelse og må heller ikke bruges som pant over for tredjepart. Warrantindehaveren har dog ved forudgående skriftlig tilladelse fra Selskabets Bestyrelse ret til at bruge kapitalandele og warrants som pant i forbindelse med finansiering af køb af sådanne kapitalandele og warrants, hvis panthaver forud for pantsætningen skriftligt bekræfter at ville respektere denne Aftale.	Notwithstanding Clause 11.1, the Warrantee's shares and Warrants (as applicable), including shares acquired by the exercise of Warrants, are not to be subjected to debt collection proceedings, creditor enforcement or any other type of enforcement, nor are they to be pledged to any third party. However, subject to prior written approval from the board of the Company the Warrantee shall be entitled to pledge shares and warrants in connection with the funding of the purchase of such shares and warrants if the pledgee prior to the pledge accepts in writing to respect this Agreement.

12	AFKALD	12	WAIVER

12.1	Warrantindehaveren garanterer ikke at ville påberåbe sig eller på anden måde benytte sig af minoritetsbeskyttelsesreglen i henhold Selskabsloven, herunder § 73, ifølge hvilken en minoritetskapitalejer kan fordre sine kapitalandele indløst af en kapitalejer, der ejer mere end ni tiendedele af kapitalandelene (indløsningsret).	The Warrantee undertakes not to invoke or other- wise rely upon the minority protection rule available under the Danish Companies Act, including Clause 73, stipulating the right to require a share- holder holding more than nine-tenths of the shares to acquire the shares of any minority shareholder (in Danish: "indløsningsret").

13	PANTSÆTNING AF KAPITALANDELE	13	PLEDGE OF SHARES

13.1	Warrantindehaveren forpligter sig herved at pantsætte kapitalandele i Selskabet tegnet gennem udnyttelse af Warrants (herunder eventuelle stemmerettigheder) til de andre kapitalejere i	The Warrantee hereby undertakes to pledge any shares in the Company subscribed for by exercise of any Warrants (including voting rights (if any)) to the other shareholders of the Company as security

Selskabet som sikkerhed for (i) opfyldelse af Warrantindehaverens forpligtelser i henhold til Aftalen og (ii) opfyldelse af Warrantindehaverens forpligtelser i henhold til ejeraftale, der er gældende for Warrantindehaverens kapitalandele i Selskabet.	for (i) the fulfilment of the Warrantee's obligations under this Agreement and (ii) the fulfilment of the Warrantee's obligations under any Shareholders' Agreement governing the shares in the Company held by the Warrantee.

14	FULDMAGT	14	POWER OF ATTORNEY

14.1	Warrantindehaveren giver hermed Selskabets Bestyrelse fuldmagt til på Warrantindehaverens vegne at iværksætte enhver foranstaltning, der måtte være nødvendig til opfyldelse af denne Aftale.	The Warrantee hereby grants the Board power of attorney to undertake any necessary actions on behalf of the Warrantee to ensure fulfilment of this Agreement.

15	TAVSHEDSPLIGT	15	CONFIDENTIALITY

15.1	Parterne forpligter sig til at behandle indholdet af denne Aftale og betingelserne for Aftalen fortroligt. En Part er berettiget til at fremlægge betingelserne i denne Aftale på skriftlig opfordring fra en offentlig myndighed, som har en lovlig ret til at kræve sådanne oplysninger, eller hvis en sådan fremlæggelse udspringer af lovgivningen.	The Parties undertake to treat the content of this Agreement and its terms and conditions confidential. A Party shall be entitled to disclose the terms and conditions of this Agreement upon written re- quest from a public authority that has a legal right to require this information or if such disclosure follows from statutory law.

16	LOVVALG	16	GOVERNING LAW

16.1	Denne Aftale er underlagt dansk ret.	This Agreement shall be governed by the laws of Denmark.

17	TVISTER	17	DISPUTES

17.1	Enhver tvist mellem Parterne, der måtte udspringe af Aftalen, herunder dens indgåelse eller ophør, skal først søges afgjort ved forhandling. Kan Parterne ikke nå til enighed, afgøres tvisten ved de danske domstole i København.	The Parties shall primarily seek to amicably settle any dispute arising out of or in connection with this Agreement, including its conclusion or termination. If the Parties cannot reach an agreement, the dispute shall be settled by the Danish courts in Copenhagen.

18	UNDERSKRIFT, HELE AFTALEN OG ÆNDRINGER HERTIL	18	SIGNATURES, ENTIRE AGREEMENT, AND AMENDMENTS

18.1	Denne Aftale er udfærdiget i to eksemplarer, hvoraf det ene underskrevne eksemplar forbliver hos Selskabet, mens det andet underskrevne	This Agreement is signed in two copies; one shall be held by the Company and the other by the Warrantee. The Agreement shall be in force from the

eksemplar udleveres til Warrantindehaveren. Aftalen træder i kraft på datoen for underskrivelsen.	date of signing.

18.2	Alle meddelelser eller lignende i henhold til eller i forbindelse med Aftalen skal foretages skriftligt fra den ene Part til den anden.	All notifications, demands or similar pursuant to or relating to this Agreement shall be made in writing to the other Party.

- 0 –	- 0 -

For and on behalf of Evaxion Biotech ApS:	For the Warantee:

Name:	Name:

Title:	Title:

Name:

Title:

BILAG 3 TIL VEDTÆGTER

APPENDIX 3 TO ARTICLES OF ASSOCIATION

STRICTLY CONFIDENTIAL - LEGAL PRIVILEGE

WARRANTAFTALE	WARRANT AGREEMENT

Mellem	Evaxion Biotech	Between	Evaxion Biotech
	ApS Bredgade 34 E		ApS Bredgade 34 E
	1260 København K		1260 Copenhagen K

og	[Navn]	and	[Name]
	[Adresse]		[Address]

INDHOLDSFORTEGNELSE/TABLE OF CONTENTS

1	BAGGRUND OG OMFANG	4
1	BACKGROUND AND SCOPE	4
2	TILDELING AF WARRANTS	5
2	GRANT OF WARRANTS	5
3	TEGNINGSPRIS	5
3	SUBSCRIPTION PRICE	5
4	UDNYTTELSE AF WARRANTS	5
4	EXERCISE OF WARRANTS	5
5	VISSE BETINGELSER I RELATION TIL EXIT	8
5	CERTAIN CONDITIONS RELATING TO AN EXIT	8
6	OPSIGELSE AF ANSÆTTELSESFORHOLDET	11
6	TERMINATION OF EMPLOYMENTS	11
7	ÆNDRING I RETSSTILLING ELLER SELSKABSKAPITAL	13
7	CHANGE OF LEGAL STATUS OR SHARE CAPITAL	13
8	TEGNING AF KAPITALANDELE	15
8	SUBACRIPTION OF SHARES	15
9	SKAT	17
9	TAX	17
10	EJERAFTALE	17
10	SHAREHOLDERS’ AGREEMENT	17
11	OVERDRAGELSE AF WARRANTS	18
11	ASSIGNMENT OF WARRANTS	18
12	AFKALD	19
12	WAIVER	19
13	PANTSÆTNING AF KAPITALANDELE	19
13	PLEDGE OF SHARES	19
14	FULDMAGT	19
14	POWER OF ATTORNEY	19
15	TAVSHEDSPLIGT	19
15	CONFIDENTIALITY	19
16	LOVVALG	20
16	GOVERNING LAW	20
17	TVISTER	20
17	DISPUTES	20
18	UNDERSKRIFT, HELE AFTALEN OG ÆNDRINGER HERTIL	20
18	SIGNATURES, ENTIRE AGREEMENT AND AMENDMENTS	20

BILAGSFORTEGNELSE	INDEX OF EXHIBITS

Bilag 1.2: Vedtægter	Exhibit 1.2: Company's articles of association

Der er den 31. december 2017 indgået følgende warrantaftale ("Aftalen") mellem:		This Warrant Agreement (the "Agreement") is entered into on December 31, 2017 between:

(1)	Evaxion Biotech ApS, CVR-nr. 31 76 28 63, Bredgade 34 E, 1260 København K, Danmark ("Selskabet")		Evaxion Biotech ApS, CVR no: 31 76 28 63 , Bredgade 34E, 1260 Copenhagen, Denmark (the "Company")

(2)	[Navn, CPR-nr., adresse] ("Warrantindehaveren")		[Name, Civil Reg. No. (CPR), address] (the "Warrantee")

-	Selskabet og Warrantindehaveren er herefter samlet benævnt "Parterne" og hver for sig "Part"	-	the Company and the Warrantee hereinafter collectively referred to as the "Parties" and separately as a "Party"

EFTERSOM		WHEREAS

(A)	Warrantindehaveren er ansat i selskabet.		(A)	The Warrantee is employed by the Company.

(B)	Selskabet ønsker at motivere Warrantindehaveren ved at tildele et vist antal warrants til Warrantindehaveren.		(B)	The Company wishes to incentivise the Warrantee by granting certain warrants to the Warrantee.

HAR PARTERNE VEDTAGET FØLGENDE:		NOW IT IS HEREBY AGREED AS FOLLOWS:

1	BAGGRUND OG OMFANG	1.	BACKGROUND AND SCOPE

1.1	Formålet med denne Aftale er at tildele Warrantindehaveren warrants i Selskabet for at sikre, at Selskabet og Warrantindehaveren har fælles interesser, og at begge Parter medvirker til at skabe den bedst mulige værdiudvikling i Selskabet.	1.1	The purpose of this Agreement is to grant the Warrantee warrants in the Company in order to ensure that the Company and the Warrantee have aligned interests and that both Parties are working to ensure that the value of the Company develops in the best possible way.

1.2	Selskabets vedtægter er vedlagt denne Aftale som bilag 1.2. Warrantindehaveren accepterer hermed alle fremtidige ændringer i Selskabets vedtægter.	1.2	The Company's articles of association are attached hereto as Exhibit 1.2. The Warrantee hereby accepts all future changes to the Company's articles of association.

2	TILDELING AF WARRANTS	2.	GRANT OF WARRANTS

2.1	I henhold til betingelserne i denne Aftale udsteder Selskabet hermed, og	2.1	Subject to the terms and conditions set out in this Agreement, the Company hereby issues

	Warrantindehaveren modtager [•] warrants i Selskabet ("Warrants").		and the Warrantee receives [•] warrants in the Company to the Warrantee (the "Warrants").

2.2	Hver Warrant giver Warrantindehaveren ret, men ikke pligt, til at tegne én kapitalandel à nominelt kr. 1 i Selskabet.	2.2	Each Warrant shall provide the Warrantee with a right, but not an obligation, to subscribe for one share with a nominal value of DKK 1 in the Company.

2.3	Warrants tildeles vederlagsfrit.	2.3	The Warrants are granted free of charge.

2.4	Warrants giver ikke Warrantindehaveren kapitalejerrettigheder, som f.eks. fondskapitalandele, eller fortegningsret i tilfælde af en kapitalforhøjelse i Selskabet.	2.4	The Warrants shall not entitle the Warrantee to any shareholder rights such as bonus shares or pre-emption rights in the event of a capital increase of the Company.

2.5	Selskabet er forpligtet til at føre en fortegnelse over udstedte Warrants, som skal opbevares sammen med Selskabets ejerbog.	2.5	The Company undertakes to keep and maintain a register of issued Warrants to be kept in connection with the Company's share register.

3	TEGNINGSRET	3.	SUBSCRIPTION PRICE

3.1	Hver Warrant giver Warrantindehaveren ret til at tegne én kapitalandel à nominelt kr. 1 i Selskabet til en pris af kr. 1 ("Tegningsprisen").	3.1	Each Warrant gives the Warrantee the right to subscribe for one share with a nominal value of DKK 1 in the Company at a price of DKK 1 (the "Subscription Price").

4	UDNYTTELSE AF WARRANTS	4.	EXERCISE OF WARRANTS

4.1	Warrantindehaveren kan udnytte alle eller en del af Warrants (i) i forbindelse med en Exit (se punkt 4.2) eller (ii) på et tidspunkt, der fastsættes af Bestyrelsen (et "Vindue")	4.1	The Warrantee may exercise all or part of the Warrants (i) in connection with an Exit (see Clause 4.2) or (ii) at any time determined by the Board (a "Window").

4.2	"Exit" betyder (a) en ændring i ejerforholdene i Selskabet, hvorved en uafhængig tredjemand erhverver 50 % eller mere af selskabskapitalen i Selskabet eller kommer til at kontrollere mere end 50 % af stemmerne i Selskabet; (b) en børsnotering af Selskabets aktier; (c) salg eller overdragelse af samtlige eller en væsentlig del af Selskabet aktiver; (d) en fusion med Selskabet som det ophørende selskab;	4.2	An "Exit" shall mean (a) a change of control in the Company whereby any independent third party acquires 50% or more of the share capital in the Company or comes to control more than 50% of the votes in the Company; (b) an initial public offering of the Company's shares ("IPO"); (c) the sale or disposition of all or a material part of the Company's assets; (d) a merger whereby the Company is the discontinuing entity; or (e) a combination of (a) - (d)

	eller (e) en kombination af (a) - (d).		above.

4.3	I tilfælde af en Exit skal Selskabet udstede en skriftlig meddelelse herom ("Meddelelse om Exit") til Warrantindehaveren. Meddelelsen om Exit skal indeholde relevante oplysninger om fremgangsmåden, bilagt en formular til meddelelse om udnyttelse ("Udnyttelsesmeddelelsen") samt eventuelt en yderligere forpligtelseserklæring, som Selskabet efter eget skøn måtte forlange (f.eks. tiltrædelsesdokument til en aftale om køb og salg af anparter eller lignende forpligtelser til overdragelse af anparter, der er tegnet ved udnyttelse af Warrants), og som skal underskrives af Warrantindehaveren ("Yderligere Forpligtelseserklæring").	4.3	In the event of an Exit, the Company shall issue a written notice of Exit ("Exit Notice") to the Warrantee. The Exit Notice shall include relevant information on the process and be accompanied by a form of exercise notice (the "Exercise Notice") together with any supplementary undertakings as may be required by the Company at its discretion (for instance adherence documentation to a share sale and purchase agreement or similar undertakings to transfer the shares subscribed for by exercise of the Warrants) to be signed by the Warrantee (the "Supplementary Undertakings").

4.4	Meddelelse om udnyttelse af Warrants finder sted, ved at Warrantindehaveren fremsender "Udnyttelsesmeddelelsen" til Selskabet med oplysning om det ønskede antal kapitalandele samt en eventuel Yderligere Forpligtelseserklæring. Samtidig med fremsendelsen af Udnyttelsesmeddelelsen og eventuelt Yderligere Forpligtelseserklæring skal Warrantindehaveren betale et kontant beløb til Selskabet svarende til det relevante tegningsbeløb.	4.4	Notification of exercise of the Warrants takes place by the Warrantee's submission to the Company of the Exercise Notice stating the number of shares requested together with any Supplementary Undertakings. At the same time of submitting the Exercise Notice and any Supplementary Undertakings, the Warrantee shall pay in cash to the Company an amount equal to the relevant subscription amount.

4.5	Medmindre Selskabet bestemmer andet, vil samtlige Warrants automatisk bortfalde uden yderligere varsel og uden kompensation, hvis en Udnyttelsesmeddelelse og en eventuel Yderligere Forpligtelseserklæring samt betaling af det relevante tegningsbeløb ikke er fremsendt senest to (2) uger efter datoen for Meddelelsen om Exit.	4.5	Unless otherwise decided by the Company, if an Exercise Notice and any Supplementary Undertakings together with payment of the relevant subscription amount is not submitted no later than two (2) weeks from the date of the Exit Notice, all Warrants shall automatically and without further notice or compensation lapse and become null and void.

4.6	Warrants, der ikke udnyttes i forbindelse med en Exit, vil automatisk bortfalde uden kompensation efter gennemførelsen af den relevante begivenhed.	4.6	Any Warrants that are not exercised in connection with an Exit shall automatically become void without compensation, following the completion of the relevant event.

4.7	Såfremt der efter Meddelelsen om Exit ikke sker en endelig gennemførelse af Exit, beholder Warrantindehaveren sine Warrants i henhold til vilkårene i denne Aftale. Hvis Warrantindehaveren har tegnet kapitalandele i Selskabet gennem udnyttelse af Warrants, og disse nye kapitalandele er blevet registreret i Erhvervsstyrelsen, beholder Warrantindehaveren de tegnede kapitalandele, uanset at den bebudede Exit ikke er endeligt gennemført, og de udnyttede Warrants skal ikke tilbageføres. Både Selskabet og Warrantindehaveren har dog ret til efter eget skøn at forlange, at Selskabet tilbagekøber de erhvervede kapitalandele til Tegningsprisen.	4.7	In the event that an Exit is not finally completed following an Exit Notice, the Warrantee's right to the Warrants as set out in the Agreement shall be retained. In the event that shares have been subscribed for in the Company by exercise of Warrants and such new shares have been registered with the Danish Business Authority, the shares subscribed for shall be retained notwithstanding a notified Exit is not finally completed and the exercised Warrants shall not be reversed, however, both the Company and the Warrantee may on a discretionary basis request that the Company shall repurchase the shares acquired at the Subscription Price.

4.8	Såfremt der oprettes et Vindue, skal punkt 4.3 - 4.5 samtidig være gældende.	4.8	In case a Window is established Clauses 4.3- 4.5 shall apply simultaneously.

4.9	Warrants, der ikke udnyttes i forbindelse med et Vindue, bortfalder automatisk uden kompensation.	4.9	Any Warrants that are not exercised in connection with a Window shall automatically become void without compensation.

4.10	Såfremt et Vindue ikke er blevet oprettet senest den 31. december 2036, bortfalder Warrants automatisk uden yderligere varsel og uden kompensation.	4.10	In the event an Exit or a Window has not occurred on or before December 31, 2036, the Warrants shall automatically and without further notice or compensation lapse and become null and void.

4.11	I forbindelse med en notering af ADS’er på Nasdaq, USA, har Selskabets bestyrelse i henhold til pkt. 4.1 truffet beslutning om at fastsætte udnyttelsesvinduerne for udstedte warrants således:	4.11	In connection with a listing of ADSs on Nasdaq, USA, the board of directors has resolved, pursuant to clause 4.1, to determine the exercise windows for issued warrants as follows:

	Optjente warrants kan udnyttes i fire årlige udnyttelsesvinduer på 2 uger, som hver		Vested warrants may be exercise in four annual exercise windows of two weeks each that

	ligger to handelsdage efter offentliggørelsen af henholdsvis Selskabets årsrapport, halvårsregnskabet samt kvartalsmeddelelserne. Første udnyttelsesperiode indtræder dog tidligst 180 dage efter Selskabets notering af ADS’er på Nasdaq, USA, og i de første fire udnyttelsesperioder kan warrantindehaveren maksimalt udnytte 25% af de til warrantindehaveren tildelte warrants forudsat altid at warrants er optjent.		each commence two trading days following publication of the Company’s annual report, the 6-month report and the interim reports. The first exercise window shall, however, be at least 180 days following the listing by the Company of ADSs on Nasdaq, USA and in the first four exercise periods the warratholder may as a maximum exercise 25% of the warrants granted to the respective warrantholders, provided always that the warrants have vested.

5	VISSE BETINGELSER I RELATION TIL EXIT	5.	CERTAIN CONDITIONS RELATING TO AN EXIT

5.1	Efter udnyttelse af Warrants i forbindelse med en børsnotering skal Warrantindehaveren underskrive og tiltræde de aftaler eller forpligtelser, herunder i relation til en lock-up periode eller andre lock-up forpligtelser, som den udstedende bank måtte anmode om i forbindelse med en børsnotering.	5.3	Following exercise of Warrants in connection with an IPO, the Warrantee shall sign and accept such agreements or undertakings, including in respect of a period of lock-up and other lock-up obligations, which may be proposed by the issuing bank in connection with an IPO.

5.2	Selskabet kan kræve, og Warrantindehaveren skal i så fald acceptere, at samtlige eller en del af Warrants ombyttes ligeligt til kapitalandele, warrants, konvertible værdipapirer eller et andet kapitalandelsbaseret instrument udstedt af en køber eller af en efterfølger af Selskabet eller af et af disses moderselskaber eller datterselskaber, eller til kapitalandele, warrants, konvertible værdipapirer eller andet kapitalandelsbaseret instrument udstedt af Selskabet efter omstrukturering, således at den pågældende Warrantindehavers Warrants umiddelbart efter en sådan ombytning - sammen med betaling af en eventuel kontant godtgørelse til Warrantindehaveren - i alt væsentlig har samme værdi som de pågældende	5.4	The Company may request, and the Warrantee shall then accept, that all or a portion of the Warrants shall be equitably exchanged for shares, warrants, convertibles or any other equity based instrument, issued by any purchaser of or successor to the Company, or by a parent or subsidiary of either of them, or shares, warrants, convertibles or any other equity based instrument issued by the Company as restructured, such that such Warrantee's Warrants immediately following such exchange, when aggregated with any cash consideration paid to such Warrantee, shall have substantially the same value as the Warrants, including any Warrants held by such Warrantee immediately prior to such exchange. Notwithstanding any of the foregoing, the Warrantee shall be entitled to partial consideration in cash to the extent necessary in order for the

	Warrants, herunder de Warrants ejet af Warrantindehaveren umiddelbart før en sådan ombytning. Uanset ovenstående er Warrantindehaveren berettiget til en delvis kontant udbetaling i det omfang, dette er nødvendigt, for at Warrantindehaveren er i stand til at betale eventuel indkomst- eller kapitalgevinstskat, der umiddelbart forfalder som følge af en sådan ombytning af værdipapirer.		Warrantee to be able to pay any personal income or capital gains tax immediately falling due as a result of such exchange of securities.

5.3	Forud for en Exit er Selskabet (eller en tredjemand, der er udpeget af Selskabet) berettiget til at købe Warrants fra Warrantindehaveren til en pris, der fastsættes i overensstemmelse med punkt 5.5 nedenfor.	5.5	Prior to an Exit, the Company (or a third party appointed by the Company) shall have a right to purchase the Warrants from the Warrantee for a price determined in accordance with Clause 5.8 below.

5.4	Hvis Selskabet ønsker at udnytte en af sine rettigheder i henhold til denne Aftale, skal der gives skriftlig meddelelse herom per e-mail til Warrantindehaveren. En meddelelse betragtes som værende kommet Warrantindehaveren i hænde, og Selskabets rettighed derved udøvet, på tidspunktet for e-mailens afsendelse, forudsat at meddelelsen er stilet til den e-mailadresse, som Warrantindehaveren til enhver tid har oplyst Selskabet om. Udnyttelse af en rettighed i henhold til punkt 5.3 ovenfor er altid betinget af, at Exit faktisk er blevet gennemført.	5.6	If the Company wishes to exercise any of its rights under this Agreement, a written notice to that effect shall be sent by email to the Warrantee. A notice shall be deemed to have reached a Warrantee, and hence the right of the Company shall be deemed to have been exercised, at the time of the dispatch of the email, provided the notice has been addressed to the email address of the Warrantee which the Warrantee has informed the Company at any time. The exercise of rights pursuant to Clause 5.6 above is always subject to the condition that the Exit is actually completed.

5.5	Købspris i forbindelse med Exit	5.7	Purchase Price in connection with an Exit

5.5.1	Ved køb af Warrantindehaverens Warrants i henhold til punkt 5.3 skal værdien af Warrants være baseret på den rimelige markedsværdi, som anført nedenfor.	5.7.1	When the Warrantee's Warrants are purchased in accordance with Clause 5.6, the Warrants shall be based on the fair market value as set out below.

5.5.2	Den rimelige markedsværdi af Warrants beregnes af Selskabet på grundlag af den nettopris per kapitalandel i Selskabet, som sælgende kapitalejere vil modtage ved en	5.7.2	The fair market value of the Warrants shall be calculated by the Company based on the net price per share of the Company to be received by the selling shareholders in an Exit deducted

	Exit med fradrag af et forholdsmæssigt beløb for vederlag til rådgivere m.v. Ved beregningen af den rimelige markedsværdi af Warrants skal Selskabet fratrække et beløb, som Selskabet anser som passende i betragtning af de sælgende kapitalejeres eventuelle forpligtelser i henhold til Exit.		the proportionate amount of any fees to advisors etc. When calculating the fair market value of the Warrants, the Company shall deduct from the fair market value an amount which the Company deems appropriate when considering the selling shareholders' potential liabilities pursuant to the Exit.

5.5.3	Når Warrants købes i forbindelse med en Exit som følge af salg eller overdragelse af samtlige eller en væsentlig del af Selskabets aktiver, er værdien af Warrants den rimelige markedsværdi på tidspunktet efter salget. I tilfælde af en sådan Exit skal der ved beregningen af den rimelige markedsværdi for Warrants tages højde for den købspris, Selskabet har modtaget for de solgte aktiver, med fradrag af gæld, der ikke er overdraget sammen med aktiverne, samt en forholdsmæssig andel af omkostninger, honorarer m.v. i forbindelse med transaktionen.	5.7.3	When the Warrants are purchased in connection with an Exit based on the sale or disposition of all or a material part of the Company's assets, the value of the Warrants shall be the fair market value at the time after such sale. In case of such Exit, the fair market value of the Warrants shall take into account the purchase price received by the Company for the assets sold, net of any debts not transferred together with the assets as well as a proportionate part of any cost, fees etc. related to the transaction.

5.5.4	Købsprisen for Warrants fastlagt i henhold til punkt 5.5.2 - 5.5.3 ovenfor skal betales 15 dage efter, at de sælgende kapitalejere i Selskabet har modtaget betaling for deres kapitalandele, og i tilfælde af køb i forbindelse med et salg af aktiver, når Selskabet har modtaget betaling for de solgte aktiver.	5.7.4	The purchase price for the Warrants determined in accordance with Clauses 5.8.2 - 5.8.3 above, as applicable, shall be paid 15 days after the selling shareholders of the Company have received payment for their shares, and in case of a purchase in connection with an asset sale, when the Company has received payment for the assets sold.

6	OPSIGELSE AF ANSÆTTELSES-FORHOLDET	6.	TERMINATION OF EMPLOYMENT

6.1	Punkterne 6.2 -6.6 finder anvendelse, hvis Warrantindehaveren er ansat i Selskabet	6.3	Clauses 6.2 - 6.6 shall apply provided the Warrantee is an employee of the Company:

6.2	Hvis Selskabet opsiger Warrantindehaverens ansættelse i Selskabet med en hvilken som helst begrundelse bortset fra Warrantindehaverens misligholdelse, er Warrantindehaveren berettiget til at udnytte	6.4	In the event the Company terminates the Warrantee's employment with the Company for any reason other than due to the Warrantee's breach (in Danish "misligholdelse"), the Warrantee shall have the right to exercise any Warrants granted pursuant to this Agreement

	Warrants tildelt i henhold til denne Aftale i overensstemmelse med vilkårene i Aftalen, som om Warrantindehaveren stadig var ansat i Selskabet. Dette gælder ligeledes, hvis ansættelsesforholdet bringes til ophør, fordi Warrantindehaveren har nået den alder, der gælder for pensionering fra Selskabet, eller fordi Warrantindehaveren kan oppebære folkepension eller alderspension fra Selskabet.		in accordance with the terms and conditions of this Agreement as if the Warrantee continued to be employed by the Company. The same applies if the employment relationship comes to an end because the Warrantee has reached the age of retirement from the Company or is entitled to old age pension (in Danish: "folkepension") or retirement pension (in Danish: "alderspension") from the Company.

6.3	Hvis Selskabet opsiger Warrantindehaverens ansættelse i Selskabet begrundet i Warrantindehaverens misligholdelse eller berettiget bortviser Warrantindehaveren, bortfalder samtlige Warrants, der er tildelt i henhold til denne Aftale, men som ikke er udnyttet på tidspunktet for udløbet af opsigelsesperioden.	6.5	In the event that the Company terminates the Warrantee's employment with the Company due to the Warrantee's breach (in Danish "misligholdelse") or summarily dismisses the Warrantee for cause (in Danish "bortvisning"), all Warrants granted pursuant to this Agreement, but not exercised at the time of the expiration of the notice period, becomes null and void.

6.4	Hvis Warrantindehaveren opsiger sin ansættelse i Selskabet inden den 31. december 2020 med en hvilken som helst begrundelse, bortset fra Selskabets grove misligholdelse, bortfalder samtlige Warrants, der er tildelt i henhold til denne Aftale, men som ikke er udnyttet på tidspunktet for udløbet af opsigelsesperioden.	6.6	In the event that the Warrantee terminates the employment with the Company before December 31 2020 for any reason other than due the Company's material breach (in Danish: "grov misligholdelse"), all Warrants granted pursuant to this Agreement, but not exercised at the time of the expiration of the notice period, become null and void.

6.5	Hvis Warrantindehaveren opsiger sin ansættelse i Selskabet fra og med den 31. december 2020 med en hvilken som helst begrundelse, bortset fra Selskabets grove misligholdelse, er Warrantindehaveren berettiget til at udnytte det antal Warrants tildelt i henhold til denne Aftale, som er anført nedenfor, i overensstemmelse med vilkårene i Aftalen, som om Warrantindehaveren stadig var ansat i Selskabet.		If the Warrantee terminates the employment with the Company on or after December 31 2020 for any reason other than due to the Company's material breach (in Danish: "grov misligholdelse") the Warrantee shall have the right to exercise such number of Warrants granted pursuant to this Agreement as set out below in accordance with the terms and conditions of this Agreement as if the Warrantee continued to be employed by the Company:

Dato for Warrantindehaverens opsigelse	% of Warrants	Date of termination notice being served by the Warrantee	% of Warrants
31. december 2020	33.333	December 31 2020	33.333
1. april 2021	41.666	April 1 2021	41.666
1. juli 2021	49.999	July 1 2021	49.999
1. oktober 2021	58.332	October 1 2021	58.332
1. januar 2022	66.665	January 1 2022	66.665
1. april 2022	74.998	April 1 2022	74.998
1. juli 2022	83.331	July 1 2022	83.331
1. oktober 2022	91.664	October 1 2022	91.664
30. december 2022	100	December 30 2022	100

	Resterende Warrants, som ikke er udnyttet på tidspunktet for udløbet af opsigelsesperioden, bortfalder.		Remaining Warrants not exercised at the time of the expiration of the notice period, become null and void.

6.6	Hvis Warrantindehaveren opsiger sin ansættelse i Selskabet begrundet i Selskabets grove misligholdelse, er Warrantindehaveren berettiget til at udnytte Warrants tildelt i henhold til denne Aftale i overensstemmelse med vilkårene i Aftalen, som om Warrantindehaveren stadig var ansat i Selskabet.	6.7	In the event that the Warrantee terminates the employment with the Company due to the Company's material breach (in Danish: "grov misligholdelse"), the Warrantee shall have the right to exercise any Warrants granted pursuant to this Agreement in accordance with the terms and conditions of this Agreement as if the Warrantee continued to be employed by the Company.

6.7	I tilfælde af Warrantindehaverens død, vil Warrantindehaverens bo eller Warrantindehaverens overlevende ægtefælle (hvis denne sidder i uskiftet bo) være berettiget til at udnytte Warrants i overensstemmelse med vilkårene i denne Aftale.	6.8	In the event of the death of the Warrantee, the estate of the Warrantee or the spouse of the Warrantee (if the surviving spouse retains undivided possession of the estate) shall have the right to exercise any Warrants in accordance with the terms and conditions of this Agreement.

7	ÆNDRING I RETSSTILLING ELLER SELSKABSKAPITAL	7.	CHANGE OF LEGAL STATUS OR SHARE CAPITAL

7.1	Ændring i selskabskapital	7.1	Change of Share Capital

7.1.1	I tilfælde af ændringer i Selskabets selskabskapital, herunder men ikke begrænset til:	7.1.1	In case of changes in the Company’s share capital including but not limited to

	(i) forøgelse af selskabskapitalen,		(i) increase of the share capital,

	(ii) udstedelse af konvertible obligationer,		(ii) issuance of convertible bonds,

	(iii) udstedelse af nye tegningsretter, eller		(iii) issuance of new subscription rights, or

	(iv) nedsættelse af selskabskapitalen,		(iv) decrease of the share capital,

	uanset om dette sker til en kurs, der er lig med markedskursen for Selskabets kapitalandele, eller til en overkurs, eller hvis ændringerne nævnt i 7.1.1 (i) - (iv) sker til favørkurs, sker der ingen regulering i Warrants.		whether at a rate that is equal to the market price of the shares of the Company or at premium rate ("overkurs"), or if the changes mentioned in Clause 7.1.1 (i) - (iv) are made at a special price (“favørkurs”) no regulation of Warrants shall occur.

7.1.2	Hvis den nominelle værdi af Selskabets kapitalandele ændres, skal antallet af Warrants (antal af kapitalandele) og/eller Udnyttelsesprisen tilpasses, således at værdien af Warrants ikke bliver påvirket af sådanne ændringer.	7.1.2	If the nominal value of the shares of the Company is amended, the number of Warrants (number of shares) and/or the Exercise Price shall be adjusted, so that the value of the Warrants is not affected by the said amendments.

7.1.3	Hvis selskabskapitalen nedsættes til dækning af tab, skal antallet af kapitalandele, som Warrantindehaveren kan tegne gennem udnyttelse af Warrants, reduceres (nedrundet) forholdsmæssigt til den nominelle reduktion af kapitalen sammenholdt med Selskabets totale nominelle selskabskapital før reduktionen.	7.1.3	If the share capital is reduced in order to cover losses, the number of shares for which the Warrantee may subscribe by exercising the Warrants shall be reduced (rounded down) proportionately to the nominal reduction of the capital compared to the total nominal share capital of the Company before the reduction.

7.2	Andre ændringer	7.2	Other Changes

7.2.1	Hvis der træffes beslutning om	7.2.1	If a resolution is made to

	(i) at likvidere eller afvikle Selskabet,		(i) liquidate or wind up the Company,

	(ii) at spalte Selskabet eller		(ii) demerge the Company, or

	(iii) at gennemføre en kapitalandelsombytning, der omfatter samtlige kapitalandele i Selskabet (oprettelse af et holdingselskab/apportindskud),		(iii) effect an exchange of shares which includes all shares in the Company (establishment of a holding company/non-cash contribution),

	er Warrantindehaveren berettiget til at udnytte Warrants på ikrafttrædelsesdatoen for den relevante ændring, jf. dog punkt 7.2.2. Selskabets Bestyrelse skal skriftligt meddele Warrantindehaveren, hvis der træffes en af de ovennævnte beslutninger, og Warrantindehaveren kan udnytte samtlige Warrants inden for 30 dage fra datoen for meddelelsen. Samtlige Warrants, som Selskabets Bestyrelse ikke har modtaget en Udnyttelsesmeddelelse for inden udgangen af 30-dages fristen, bortfalder automatisk uden yderligere varsel eller kompensation, medmindre de erstattes i henhold til punkt 7.2.2.		the Warrantee shall be entitled to exercise their Warrants on the effective date of the relevant change, see however Clause 7.2.2. The Company’s Board shall give written notice to the Warrantee if one of the above resolutions is made and the Warrantee may exercise all such Warrants within 30 days from the date of such notice. If the Board has not received an Exercise Notice prior to the expiry of the 30 days' notice the Warrants will automatically and without further notice be cancelled and become void without notice or compensation unless replaced in accordance with Clause 7.2.2.

7.2.2	Hvis Selskabet indgår i en fusion, spaltning eller kapitalandelsombytning, der omfatter samtlige kapitalandele i Selskabet (oprettelse af et holdingselskab/apportindskud), er Selskabet berettiget, men ikke forpligtet til at anmode om, at Warrants erstattes med retten til at tegne kapitalandele i de(t) modtagende selskab(er), forudsat at de(t) fortsættende selskab(er) er enig heri.	7.2.2	In the event of contribution of the Company by merger, de-merger or an ex-change of shares which includes all shares in the Company (establishment of a holding company/non-cash contribution) the Company shall have the right, but not the obligation, to request that the Warrants are replaced by the right to subscribe to shares in the receiving company(ies) subject to written approval by the continuing company(ies).

8	TEGNING AF KAPITALANDELE	8.	SUBSCRIPTION OF SHARES

8.1	Ved udnyttelse af et hvilket som helst antal	8.1	Upon exercise of any part of the Warrants, the

Warrants gælder følgende for tegning af nye kapitalandele:		following will apply for the subscription of new shares:

(i)	De andre kapitalejere i Selskabet har ikke fortegningsret med hensyn til Warrants eller kapitalandele udstedt gennem udnyttelse af Warrants	(i)	The other shareholders of the Company have no pre-emption rights with respect to the Warrants or shares issued by exercise of the Warrants.

(ii)	Betaling af tegningsbeløbet og tegning af kapitalandele skal finde sted samtidigt. Warrantindehaverens rettigheder som kapitalejer efter udnyttelse af samtlige Warrants eller en del heraf træder i kraft, når uigenkaldelig kontant betaling til Selskabet har fundet sted. Selskabet skal registrere Warrantindehaveren som kapitalejer i Selskabets ejerbog.	(ii)	Payment of the subscription amount and subscription of shares shall take place simultaneously. The Warrantee's rights as a shareholder following exercise of the Warrants or part thereof shall come into force when an irrevocable cash payment has been made to the Company. The Company shall register the Warrantee as a shareholder in the Company's share register.

(iii)	De nye kapitalandele udstedes i kapitalandele à nominelt kr. 1 eller multipla heraf.	(iii)	The new shares are issued in shares of nominally DKK 1 or multiples hereof.

(iv)	De nye kapitalandele skal udstedes på navn, indføres i Selskabets ejerbog og er ikke-omsættelige.	(iv)	The new shares are issued on name, shall be registered in the Company's share register and are non-negotiable shares.

(v)	Restriktionerne på eksisterende kapitalandele vedrørende omsættelighed gælder også for de nye kapitalandele.	(v)	The restrictions on the current shares as to negotiability shall also apply for the new shares.

(vi)	Fortegningsret for nye kapitalandele i forbindelse med fremtidige kapitalforhøjelser er begrænsede for så vidt angår udstedelse af warrants eller tegning af kapitalandele gennem udnyttelse af sådanne warrants eller ved andre begivenheder i henhold til generalforsamlingens beslutning	(vi)	The pre-emptive rights of the new shares in connection with future capital increases shall be limited in connection with the issuance of warrants or subscription of shares by exercising such warrants or other events as decided by the general meeting of the Company.

(vii)	De nye kapitalandele giver ret til	(vii)	The new shares shall carry a right to

	dividende og andre rettigheder i Selskabet til enhver tid, når den relevante kapitalforhøjelse er registreret i Erhvervsstyrelsen.			dividend and other rights in the Company from the time when the relevant capital increase has been registered with the Danish Business Authority.

	(viii)	Selskabet betaler omkostningerne i forbindelse med udstedelse og udnyttelse af Warrants.		(viii)	The Company shall pay the costs in connection with the issuance and exercise of Warrants.

9	SKAT		9.	TAX

9.1	Punkterne 9.2 - 9.4 finder anvendelse, hvis Warrantindehaveren er ansat i Selskabet:		9.1	Clauses 9.2 - 9.4 shall apply provided the Warrantee is an employee of the Company:

9.2	Warrants er underlagt ligningslovens § 7 P.		9.2	The Warrants shall be subject to Section 7 P of the Danish Tax Assessment Act.

9.3	Selskabet har vurderet værdien af de tildelte warrants til DKK 1.901 pr. stk. (før justering for fondsaktieudstedelse og aktiesplit af 4. januar 2021).		9.3	The Company has assessed the value of each granted warrants as DKK 1901 (before adjustment for bonus shares and share split of 4 January 2021).

9.4	Selskabet giver ikke Warrantindehaveren nogen garanti for, at Warrants beskattes efter ligningslovens § 7 P med eventuelle senere ændringer, herunder om kravene til anvendelse af bestemmelsen ikke er opfyldt, eller om bestemmelsen fremover er ændret eller ophævet.		9.4	The Company does not make any guarantees to the Warrantee that the Warrantee will be subject to the tax treatment under Section 7 P of the Danish Tax Assessment Act, as amended from time to time, including whether the requirements for the application of the provision are not met or if the provision is altered or repealed in the future.

9.5	De skattemæssige konsekvenser for Warrantindehaveren i forbindelse med denne Aftale, herunder men ikke begrænset til erhvervelse og/eller tildeling af Warrants, og/eller skattemæssige konsekvenser i forbindelse med udnyttelse af Warrants, er Selskabet uvedkommende. Warrantindehaveren opfordres til at søge skattemæssig rådgivning i forbindelse med indgåelsen af denne Aftale.		9.5	The tax consequences for the Warrantee arising in connection with or out of this Agreement, including but not limited to the acquisition and/or granting of the Warrants and/or the tax consequences in connection with the exercise of the Warrants, are of no concern to the Company. The Warrantee is strongly encouraged to seek tax advice in connection with entering into this Agreement.

10	EJERAFTALE	10.	SHAREHOLDERS’ AGREEMENT

10.1	Warrantindehaveren skal på tidspunktet for udnyttelse af Warrants tildelt i henhold til denne Af- tale tiltræde og acceptere at være bundet af enhver ejeraftale, der gælder for kapitalejere i Selskabet til enhver tid ved at underskrive en tiltrædelseserklæring til en sådan ejeraftale. Warrantindehaveren tiltræder og accepterer, at en sådan ejeraftale kan indeholde betingelser, der alene gælder for Warrantindehaveren og ikke for de andre kapitalejere i Selskabet. Således har ikke alle kapitalejere i Selskabet de samme rettigheder i henhold til ejeraftalen. En sådan tiltrædelseserklæring skal underskrives senest på tidspunktet for udnyttelse af Warrants, og udnyttelsen af Warrants skal være betinget heraf.	10.1	The Warrantee shall at the time of exercise of the Warrants granted hereunder endorse and agree to be bound by any Shareholders' Agreement applicable to the shareholders of the Company from time to time by signing a deed of adherence to such Shareholders' Agreement. The Warrantee acknowledges and accepts that such Shareholders Agreement may include terms only applicable on the Warrantee and not on the other shareholders of the Company. Thus, not all shareholders of the Company may have the same rights under the Shareholders Agreement. Such deed of adherence shall be signed no later than at the time of the exercise of the Warrants and the exercise of any Warrants shall be conditional hereupon.

11	OVERDRAGELSE AF WARRANTS	11.	ASSIGNMENT OF WARRANTS

11.1	Warrants og andre rettigheder og/eller forpligtelser af Warrantindehaveren i henhold til denne Aftale må ikke være genstand for udlæg (pant, sikkerhed eller lignende), erhverves eller på anden måde overdrages af Warrantindehaveren.	11.1	The Warrants and any other rights and/or obligations granted to the Warrantee under this Agreement cannot be subject to any encumbrance (as pledge, security or similar), assignment or in any other way be transferred by the Warrantee.

11.2	Uanset det anførte under punkt 11.1 kan overdragelse i tilfælde af Warrantindehaverens død finde sted til Warrantindehaverens bo og/eller hans/hendes arvinger.	11.2	Notwithstanding Clause 11.1, assignment to the estate left by the Warrantee and/or to his/her heir/heiress in the event of death shall be allowed.

11.3	Uanset det anførte under punkt 11.1 må Warrantindehaverens kapitalandele henholdsvis Warrants, herunder kapitalandele erhvervet gennem udnyttelse af Warrants, ikke være genstand for inkassoprocedurer, fogedforretninger eller anden form for fuldbyrdelse og må heller ikke bruges som pant over for tredjepart.	11.3	Notwithstanding Clause 11.1, the Warrantee's shares and Warrants (as applicable), including shares acquired by the exercise of Warrants, are not to be subjected to debt collection proceedings, creditor enforcement or any other type of enforcement, nor are they to be pledged to any third party. However, subject to prior written approval from the board of the

	Warrantindehaveren har dog ved forudgående skriftlig tilladelse fra Selskabets Bestyrelse ret til at bruge kapitalandele og warrants som pant i forbindelse med finansiering af køb af sådanne kapitalandele og warrants, hvis panthaver forud for pantsætningen skriftligt bekræfter at ville respektere denne Aftale.		Company the Warrantee shall be entitled to pledge shares and warrants in connection with the funding of the purchase of such shares and warrants if the pledgee prior to the pledge accepts in writing to respect this Agreement.

12	AFKALD	12.	WAIVER

12.1	Warrantindehaveren garanterer ikke at ville påberåbe sig eller på anden måde benytte sig af minoritetsbeskyttelsesreglen i henhold Selskabsloven, herunder § 73, ifølge hvilken en minoritetskapitalejer kan fordre sine kapitalandele indløst af en kapitalejer, der ejer mere end ni tiendedele af kapitalandelene (indløsningsret).	12.1	The Warrantee undertakes not to invoke or otherwise rely upon the minority protection rule available under the Danish Companies Act, including Clause 73, stipulating the right to require a shareholder holding more than nine-tenths of the shares to acquire the shares of any minority shareholder (in Danish: "indløsningsret").

13	PANTSÆTNING AF KAPITALANDELE	13.	PLEDGE OF SHARES

13.1	Warrantindehaveren forpligter sig herved at pantsætte kapitalandele i Selskabet tegnet gennem udnyttelse af Warrants (herunder eventuelle stemmerettigheder) til de andre kapitalejere i Selskabet som sikkerhed for (i) opfyldelse af Warrantindehaverens forpligtelser i henhold til Aftalen og (ii) opfyldelse af Warrantindehaverens forpligtelser i henhold til ejeraftale, der er gældende for Warrantindehaverens kapitalandele i Selskabet.	13.1	The Warrantee hereby undertakes to pledge any shares in the Company sub-scribed for by exercise of any Warrants (including voting rights (if any)) to the other shareholders of the Company as security for (i) the fulfilment of the Warrantee's obligations under this Agreement and (ii) the fulfilment of the Warrantee's obligations under any Shareholders' Agreement governing the shares in the Company held by the Warrantee.

14	FULDMAGT	14.	POWER OF ATTORNEY

14.1	Warrantindehaveren giver hermed Selskabets Bestyrelse fuldmagt til på Warrantindehaverens vegne at iværksætte enhver foranstaltning, der måtte være nødvendig til opfyldelse af denne Aftale.	14.1	The Warrantee hereby grants the Board power of attorney to undertake any necessary actions on behalf of the Warrantee to ensure fulfilment of this Agreement.

15	TAVSHEDSPLIGT	15.	CONFIDENTIALITY

15.1	Parterne forpligter sig til at behandle indholdet af denne Aftale og betingelserne for Aftalen fortroligt. En Part er berettiget til at fremlægge betingelserne i denne Aftale på skriftlig opfordring fra en offentlig myndighed, som har en lovlig ret til at kræve sådanne oplysninger, eller hvis en sådan fremlæggelse udspringer af lovgivningen.	15.1	The Parties undertake to treat the content of this Agreement and its terms and conditions confidential. A Party shall be entitled to disclose the terms and conditions of this Agreement upon written request from a public authority that has a legal right to require this information or if such disclosure follows from statutory law.

16	LOVVALG	16.	GOVERNING LAW

16.1	Denne Aftale er underlagt dansk ret.	16.1	This Agreement shall be governed by the laws of Denmark.

17	VISTER	17.	DISPUTES

17.1	Enhver tvist mellem Parterne, der måtte udspringe af Aftalen, herunder dens indgåelse eller ophør, skal først søges afgjort ved forhandling. Kan Parterne ikke nå til enighed, afgøres tvisten ved de danske domstole i København.	17.1	The Parties shall primarily seek to amicably settle any dispute arising out of or in connection with this Agreement, including its conclusion or termination. If the Parties cannot reach an agreement, the dispute shall be settled by the Danish courts in Copenhagen.

18	UNDERSKRIFT, HELE AFTALEN OG ÆNDRINGER HERTIL	18.	SIGNATURES, ENTIRE AGREEMENT, AND AMENDMENTS

18.1	Denne Aftale er udfærdiget i to eksemplarer, hvoraf det ene underskrevne eksemplar forbliver hos Selskabet, mens det andet underskrevne eksemplar udleveres til Warrantindehaveren. Aftalen træder i kraft på datoen for underskrivelsen.	18.1	This Agreement is signed in two copies; one shall be held by the Company and the other by the Warrantee. The Agreement shall be in force from the date of signing.

18.2	Alle meddelelser eller lignende i henhold til eller i forbindelse med Aftalen skal foretages skriftligt fra den ene Part til den anden.	18.2	All notifications, demands or similar pursuant to or relating to this Agreement shall be made in writing to the other Party.

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For og på vegne af Evaxion Biotech ApS:	For and on behalf of Evaxion Biotech ApS:

Navn: Lars Staal Wegner Titel: CEO	Name: Lars Staal Wegner Title: CEO

For [the Warantee]:	For [the Warantee]:

Navn: Titel:	Name: Title:

Schedule 4

Evaxion Biotech A/S

Warrant Terms

1.	RESOLUTION

1.1	The Board of Directors has on 17 December 2020, pursuant to the authorisation set out in article 2.8 of Evaxion Biotech A/S’s (the “Company”) articles of association, determined that the following terms and conditions (the “Warrant Terms”) shall apply to warrants (the “Warrants”) issued to the European Investment Bank (the “Warrant Holder”) according to the authorisation.

2.	ISSUE OF WARRANTS AND WARRANT CONSIDERATION

2.1	The Warrants are issued to the Warrant Holder in connection with the disbursement of loans according to the loan facility entered into between the Warrant Holder and the Company. In connection with each issuance of Warrants the Warrant Holder shall sign a warrant certificate (the “Warrant Certificate”). Warrants are issued free of charge, without payment of any kind from the Warrant Holder.

2.2	The Warrants and any shares subscribed for upon the exercise of the Warrants shall be issued without pre-emptive subscription rights for the Company's shareholders in accordance with the resolution referred to in paragraph 1.1 above

2.3	The Company will, along with the Company’s register of shareholders, keep a list of the issued Warrants.

3.	EXERCISE OF WARRANTS

3.1	Each Warrant may be exercised against payment of a subscription price in cash to the Company of DKK 1 per share of a nominal value of DKK 1 (the "Exercise Price"), subject, however, to the adjustment mechanisms set forth in clause 5.

3.2	As an alternative to receiving shares in the Company, the Warrant Holder has the right to require that the Company satisfy the exercise of the Warrants by way of net settlement.

3.3	The Warrant Holder is entitled to exercise the Warrants in full or in part at any time. Unexercised Warrants shall remain in the Warrant Holder's possession and shall not expire and lapse.

3.4	The Warrant Holder agrees and accepts to be bound by a customary lock-up agreement in the event of an IPO according to which Warrants may not be exercised/or settled for cash within 180 days from the date of completion of an initial public offering and official listing of shares of the Company (or the shares in any company or vehicle created by the Company's shareholders for such purpose) on a stock exchange or regulated market, including but not limited to a listing of American Depositary Shares (ADS') in the United States (here and elsewhere in this document referred to as an “IPO”). Following an IPO clause 7.1 (f) shall cease to be of effective and shall become null and void. Additionally, the Warrant Holder agrees not to exercise the Warrants and/or claim settlement for a period of one (1) month following the first public filing of the prospectus relating to an IPO. In no event shall the aggregate lock-up period exceed 180 days from the date of completion of the IPO.

3.6	The Parties agree that the lock-up agreement as set out in clause 3.4 shall cease to be effective and shall become null and void in the event that there is a materially adverse event relating to the Company and thereby affecting the Company in a materially adverse manner during the lock-up period described in clause 3.4, including but not limited to if the Company or its management is subject to a criminal investigation or is involved in any kind of fraudulent activities, money laundering activities, terror financing tax evasion and tax havens. The definition of a materially adverse event shall be determined according to ordinary principles of Danish law taking into account specifically the Company.

4.	PROCEDURE FOR EXERCISE OF WARRANTS

4.1	To exercise a Warrant, the Warrant Holder must give the Company written notice thereof (the "Exercise Notice"). Exercise Notice may be given by a Warrant Holder more than once, reference is made to section 3.3.

4.2	The Warrant Holder must within 10 business days from the date of the Exercise Notice pay in cash the Exercise Price for Warrants exercised into the bank account designated by the Company in the subscription list, failing which the Exercise Notice shall be deemed cancelled.

4.3	Upon the timely receipt by the Company of an Exercise Notice and the Exercise Price from the Warrant Holder, the Company shall carry out the increase of the Company's share capital reflecting the exercise of Warrants and shall ensure and procure that the resolution is duly registered with the Danish Business Authority in accordance with applicable law. The Company's register of shareholders shall be updated to reflect the Warrant Holder's shareholding.

5.	CHANGES IN THE COMPANY'S CAPITAL STRUCTURE

5.1	Changes in the Company’s capital structure which are not carried out at market price and thereby cause a change of the potential possibility of gain attached to a Warrant shall require an adjustment of the Warrants in accordance with this clause 5.

5.2	Adjustments shall be made so that the potential possibility of gain attached to a Warrant, in so far as possible, shall remain the same before and after the occurrence of the incident causing the adjustment. The adjustment shall be carried out by the Company’s auditor according to recognized principles. The adjustment may be carried out either by an increase or decrease of the number of shares that can be issued following an exercise of a Warrant and/or an increase or decrease of the Exercise Price. The exercise price cannot, however, at any time be below nominal value of the shares.

5.3	Warrants shall not be adjusted as a result of the Company’s issuance of additional employee shares, share options and/or warrants as part of employee share option schemes (including options to board members, advisors and consultants) as well as future exercise of such options and/or warrants. Warrants shall, furthermore, not be adjusted as a result of capital increases following the Warrant Holders’ and others’ exercise of warrants in the Company. In addition the Warrant Holder shall, irrespective of this clause 5, not be entitled to adjustments in the event of capital increases in directed issues following an IPO (including a listing of ADSs in the USA) with customary discounts to market price of up to 10% on the listed price.

5.4	In the event of a merger where the Company is not the surviving company, unexercised Warrants shall be exchanged for new warrants in the surviving company, which shall entitle the Warrant Holder to subscribe for shares in the surviving company. The number of shares in the surviving company that can be subscribed for on the basis of the new warrants, and/or the Exercise Price, shall be adjusted to the extent that the terms of the exchange set out in the merger plan for the Company (compared to the value of the shares in the surviving company) provide a basis therefore. If funds are distributed to the shareholders of the Company in connection with the merger, the Exercise Price shall be reduced on the basis thereof.

5.5	In the event of a demerger of the Company, the Warrant Holder shall receive warrants in the receiving company (or companies) to an extent and on terms that entail that the terms for the Warrant Holder to the widest possible extent remain the same after the demerger. If funds are distributed to the shareholders of the Company in connection with the demerger, the Exercise Price shall be reduced on the basis thereof. The number of Warrants shall entitle the Warrant Holder to the same potential shareholding which an exercise of all Warrants prior to the demerger would have resulted in. Moreover, the terms applying to the warrants issued by the receiving company (or companies) shall be the same as the terms stipulated herein.

6.	LIQUIDATION

6.1	In the event of a solvent liquidation of the Company, the Warrant Holder may in whole or in part exercise all of its unexercised Warrants.

6.2	The Company must notify the Warrant Holder in writing of any resolution to enter into a solvent liquidation immediately after the adopting of such resolution. The Warrant Holder must within 3 months following the date of receipt of such notification deliver an Exercise Notice to the chairman of the Company's board of directors (on behalf of the Company) in accordance with clause 4 above, which shall apply mutatis mutandis, if the Warrant Holder elects to exercise its Warrants. Any Warrants not exercised upon such 3 months period ending will lapse automatically, without notice and without any compensation.

7.	PUT OPTION

7.1	Subject to mandatory applicable law, the Company irrevocably grants the Warrant Holder the right (but not the obligation) to require the Company to cancel or purchase any Warrant granted to the Warrant Holder in consideration of the payment by the Company to the Warrant Holder of the Fair Market Value of the Warrants (as defined in clause 8) (the "Put Option"). The Warrant Holder may exercise the Put Option in relation to any Warrant on and at any time after the occurrence of any of the following events ("Put Event"):

(a)	at any point in time on or after the occurrence of the sixth anniversary after the Warrant Holder has been granted the first Warrant;

(b)	any mandatory or voluntary prepayment in whole or in part of the Company’s debt to the Warrant Holder;

an initial public offering and admission to trading and official listing of shares of the Company (or the shares in any company or vehicle created by the Company's shareholders for such purpose) on a stock exchange or regulated market, including but not limited to listing of American Depositary Shares (ADS') in the United States;

(c)	a sale, assignment, transfer or other disposal of all (or substantially all) of the issued share capital in the Company;

(d)	a sale, assignment, transfer or other disposal of all (or substantially all) of the assets and undertakings of the Company;

(e)	any person or group of persons acting in concert gains Control of the Company or of any entity directly or ultimately Controlling the Company; or

(f)	Andreas Holm Mattsson and Niels Iversen Møller (individually or together) cease to own and Control directly or indirectly more than 25% (twenty five per cent) of the voting rights or economic interest of the Company or be the beneficial owners directly or indirectly through wholly owned subsidiaries of more than 25% (twenty five per cent) of the issued share capital of the Company.

7.1.1	For the purpose of clause 7.1 , Fejll Henvisningskilde ikke fundet "Control" shall mean the power (directly or indirectly) to (i) cast, or to control the casting of, more than 50% (fifty per cent.) of the maximum number of votes that might be cast at a general meeting of an entity, (ii) appoint or remove all, or the majority, of the directors of an entity; and/or (iii) give directions with respect to the operating and financial policies of an entity with which the directors of that entity are obliged to comply.

7.2	The Put Option shall be exercised by the Warrant Holder serving upon the Company an irrevocable notification ("Put Option Notice"). The Put Option Notice shall specify the Fair Market Value of the relevant Warrants, taking into account any adjustment under clause 5.

7.3	If within 20 business days from the Company's receipt of the Put Option Notice, the Company has not delivered a notice in writing to the Warrant Holder disputing the Fair Market Value ("Objection Notice"), the Company shall be deemed to have agreed the Fair Market Value specified in the Put Option Notice, and the Put Option Notice shall automatically become final and binding on the Parties.

7.3.1	If the Company has delivered an Objective Notice, the Warrant Holder shall refer the matter to an independent, international and leading investment bank or a leading global firm of accountants (the "Expert") for determination in accordance with clause 8.

7.3.2	The Expert must within one month of the matter being referred to it, give written notice of its determination of Fair Market Value to the Company and the Warrant Holder, together with a written explanation setting out in reasonable detail the basis and methods used for the purposes of the calculations performed. The Expert's decision on Fair Market Value is binding upon the Company and the Warrant Holder, and the Fair Market Value set out in the Put Option Notice shall be deemed adjusted in accordance with the Expert's decision on Fair Market Value.

7.4	Within 20 business days of the Fair Market Value becoming final and binding, the Company must pay the aggregate Fair Market Value in respect of the relevant Warrants in cash by electronic transfer of funds for same day value to such bank account as the Warrant Holder has specified in the Put Option Notice, whereupon the relevant Warrants will be cancelled and of no further force and effect.

8.	FAIR MARKET VALUE

8.1	The valuation of the Fair Market Value prior to an IPO shall be determined:

(a)	on a fully diluted basis assuming exercise of all warrants outstanding;

(b)	by applying techniques that are appropriate in light of the nature, facts, and circumstances of the financial instrument;

(c)	using reasonable current market data and inputs combined with market participant assumptions; and

(d)	based on the price that would be received for an asset or paid to transfer a liability in an Orderly Transaction (as defined below), given market conditions at the measurement date, between market participants that are (i) independent of each other, (ii) knowledgeable of the market, (iii) able to transact and willing to transact, that is, they are motivated but not forced or otherwise compelled to do so.

8.2	The valuation shall be by guided by the International Private Equity and Venture Capital Valuation Guidelines as such are amended from time to time.

8.3	Following an IPO the Fair Market Value shall mean the average VWAP of the Company’s shares calculated for a period of six (6) months following the date of notification that the Put Option is being exercised. In the first six (6) months after an IPO, the Fair Market Value shall mean the average VWAP of the Company’s shares calculated for the entire period from the IPO until the date of notification that the Put Option is being exercised.

8.4	For the purposes of this clause 8, “Orderly Transaction” means a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving the respective assets or liabilities.

9.	TERMS OF THE ISSUE OF SHARES

9.1	The following shall apply for the new shares issued in connection with the exercise of Warrants in accordance with these Warrant Terms:

(a)	the maximum nominal value of the capital increase resulting from an exercise of Warrants will be DKK 351,036, and the minimum nominal value will be DKK 1;

(b)	the new shares subscribed for on the basis of exercise of the Warrants are issued/subscribed for without pre-emption rights for the Company's existing shareholders;

(c)	the new shares issued on the basis of exercise of Warrants shall be subscribed for in cash and paid in full;

(d)	the new shares issued on the basis of exercise of Warrants shall be non-negotiable instruments;

(e)	the new shares shall be registered in the name of the shareholders and be registered in the shareholders’ register;

(f)	the new shares issued on the basis of Warrants will not be subject to any restrictions in the pre-emption rights in connection with future capital increases;

(g)	the new shares are entitled to dividends, and other rights in the Company according to the provisions in the Company’s articles of association, from the date the registration of the capital increase with the Danish Business Authority; and

(h)	the new shares shall carry the same rights as the existing shares in the Company.

10.	TRANSFERABILITY

10.1	The transferability of the Warrants shall not be subject to any restrictions, provided that any sale or transfer of Warrants must comply with all applicable laws.

11.	NOTICES

11.1	Any communication by the Warrant Holder to the Company regarding all matters in these Warrant Terms shall be conducted via e-mail to the chairman of the Company’s board of directors (to the e-mail address most recently notified to the Warrant Holder).

12.	COSTS

12.1	The Company shall be liable for all taxes, duties, fees and other impositions of whatsoever nature, including stamp duty and registration fees, arising out of the creation, preparation, execution, implementation, perfection, registration, enforcement, amendment (including supplements and waivers) or termination resulting from the Warrant Terms, including but not limited to all costs in connection with issuing of the Warrants and the potential exercise hereof, except for any capital gain or income tax payable by, or imposed on, the Warrant Holder.

13.	GOVERNING LAW AND JURISDICTION

13.1	The Warrant Terms are governed by and will be interpreted in accordance with Danish law. However, the conflict of laws rules must be disregarded to the extent that such rules are non-mandatory.

13.2	Any dispute arising out of the Warrant Terms, including any dispute concerning the existence or validity of the Warrant Terms, will be brought before the Danish courts.

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The English part of this parallel document in Danish and English is an unofficial translation of the original Danish text. In the event of disputes or misunderstandings arising from the interpretation of the translation, the Danish language shall prevail.

	BILAG 5 TIL SELSKABETS VEDTÆGTER EVAXION BIOTECH A/S ("SELSKABET")	APPENDIX 5 TO ARTICLES OF ASSOCIATION EVAXION BIOTECH A/S (the "Company")

	INTRODUKTION	INTRODUCTION

	Bestyrelsen har den 17. december 2020 bestemt, at følgende vilkår og betingelser skal være gældende for visse warrants, der udstedes til bestyrelse, direktion, øvrige medarbejdere samt rådgivere/konsulenter i henhold til bemyndigelsen i vedtægternes pkt. 2.5:	The board of directors has on 17 December 2020 resolved that the following terms and conditions shall apply to certain warrants which are granted to board members, management, other employees and advisors/consultants according to the authorization in article 2.5 of the articles of association:

1.	GENERELT	GENERAL

1.1.	Selskabet har besluttet at indføre et incitamentsprogram for bestyrelse, direktion, øvrige medarbejdere samt rådgivere/konsulenter (herefter samlet benævnt ”Warrantindehavere”) i/for Selskabet og dets eventuelle datterselskaber (herefter benævnt ”Selskabet”). Programmet er baseret på vederlagsfri tildeling af warrants.	The Company has decided to introduce an incentive program for board members, management, other employees and advisors/consultants (hereinafter collectively referred to as “Warrant-holders”) in/on behalf of the Company and its subsidiaries (collectively the “Company”). The program is based on grant of warrants without payment.

1.2.	En warrant er en ret, men ikke en pligt, til i nærmere fastlagte perioder (udnyttelsesperioder) at tegne nye aktier i Selskabet til en kurs, der er fastsat på forhånd (udnyttelsesprisen). Udnyttelsesprisen fastsættes af bestyrelsen i forbindelse med hver udstedelse/tildeling af warrants. Én warrant giver ret til at tegne én ordinær	A warrant is a right, but not an obligation, during fixed periods (exercise periods) to subscribe for new ordinary shares in the Company at a fixed price (the exercise price) in advance. The exercise price shall be determined by the board of directors. Each warrant carries the right to subscribe for nominal DKK 1.00 per ordinary share in the

	aktie i Selskabet á nominelt DKK 1,00.	Company.

1.3.	Warrants tildeles efter bestyrelsens diskretionære skøn.	Warrants are offered at the discretion of the board of directors.

2.	TILDELING AF WARRANTS	GRANT OF WARRANTS

2.1.	Det skal fremgå af den enkelte Warrantindehavers warrantaftale, hvor mange warrants Warrantindehaveren får tildelt, samt til hvilken kurs warrants kan udnyttes.	The individual Warrantholder’s warrant agreement shall describe how many warrants have been granted to the Warrantholder and the exercise price for the warrants.

2.2.	Warrantindehaverne skal ikke betale noget vederlag for at få tildelt warrants.	The grant of warrants shall not be subject to payment from the Warrantholders.

2.3.	Selskabet eller den til hvem kompetencen er delegeret fører en fortegnelse over tildelte warrants, der ajourføres løbende.	The Company or the Company’s proxy shall keep records of granted warrants and update the records at regular intervals.

3.	OPTJENING	VESTING

3.1.	Warrantindehaveren optjener som udgangspunkt ret til at udnytte warrants med 1/36 pr. måned regnet fra tildelingstidspunktet. Bestyrelsen skal dog være berettiget til at fravige nævnte udgangspunkt og bestemme, at tildelte warrants anses for optjent pr. tildelingstidspunktet, eller at der skal gælde særlige regler for optjeningen. Sådanne eventuelle fravigelser skal specificeres i vedtægterne i forbindelse med udstedelsen.	The warrants granted shall, as a general rule, vest for exercise with 1/36 per month from the date of grant. The board of directors shall, however, be entitled to deviate from the general rule and determine that warrants shall vest as of the grant date, or that special rules shall apply in relation to vesting. Such deviations, if any, shall be specified in the articles of association in connection with the issuance.

3.2.	En Warrantindehaver optjener kun warrants, så længe vedkommende er bestyrelsesmedlem eller ansat i Selskabet eller dets eventuelle datterselskaber.	Warrants shall only vest to the extent that the Warrantholder is currently a board member or employed by the Company or its subsidiaries, if any.

4.	UDNYTTELSE	EXERCISE

4.1.	Optjente warrants kan udnyttes i to udnyttelsesperioder årligt på 21 dage. Hvis ikke andet fastsættes af bestyrelsen løber udnyttelsesperioderne i 21 dage fra og med henholdsvis den 1. maj og 1. oktober hvert år i perioden 2021-2031. I hvert af de første 4 udnyttelsesvinduer efter en børsnotering eller ADS listing i USA vil en Warrantindehaver imidlertid maksimalt kunne udnytte 25% af sine samlede warrants (optjente og ikke optjente), forudsat yderligere at disse er optjent, jf. her særligt punkt 4.6 nedenfor. Har Warrantindehaveren færre end 100 optjente warrants, kan disse Warrants altid udnyttes i et enkelt vindue. Herefter vil alle optjente warrants kunne udnyttes i de mulige udnyttelsesvinduer.	Vested warrants may be exercised in two annual exercise periods that run for 21 days. Unless the board of directors determines otherwise the exercise periods will run for 21 days from and including respectively 1 May and 1 October each year during the period 2021-2031. In each of the first 4 exercise windows following a listing of the Company’s shares or an ADS listing a Warrantholder shall, however, only be entitled to exercise 25% of his/her warrants (vested and unvested), provided further that these are vested, see also clause 4.6 below. If the Warrantholder holds less than 100 vested warrants the warrants can always exercised in one separate window. After these 4 first exercise windows all vested warrants can be exercised in a window.

4.2.	Hvis den sidste dag i en udnyttelsesperiode er en lørdag eller en søndag, omfatter udnyttelsesperioden også den herefter førstkommende hverdag.	If the last day of an exercise period is a Saturday or Sunday, the exercise period shall also include the first weekday immediately following the stipulated period.

4.3.	Warrantindehaveren kan frit vælge, i hvilken udnyttelsesperiode optjente warrants skal udnyttes, jf. dog punkt 4.5 nedenfor vedrørende væsentlig misligholdelse. Det er dog en betingelse for udnyttelsen, at Warrantindehaveren i en given udnyttelsesperiode udnytter optjente warrants, der giver ret til tegning af minimum nominelt DKK 100 aktier i Selskabet (eller det mindre antal, som Warrantindehaveren er blevet tildelt, eller som Warrantindehaveren fortsat ejer).	The Warrantholder shall be free to choose in which exercise vested warrants shall be exercised, cf. however, clause 4.5 below regarding material breach. It is, however, a condition for exercise that the Warrantholder in a given exercise period exercises vested warrants, which provides for subscription of minimum nominal DKK 100 shares in the Company (or such lower amount as the Warrantholder has been granted or still holds).

4.4.	De warrants, som Warrantindehaveren ikke udnytter i den sidste udnyttelsesperiode, bortfalder uden yderligere varsel og uden kompensation eller vederlag af nogen art til Warrantindehaveren.	Warrants not exercised by the Warrantholder during the last exercise period shall become null and void without further notice and without compensation or payment of any kind to the Warrantholder.

4.5.	Warrantindehaverens udnyttelse af warrants forudsætter som udgangspunkt, at Warrantindehaveren er ansat i Selskabet eller et koncernforbundet selskab på det tidspunkt, hvor warrants udnyttes. I tilfælde af ansættelsesforholdets ophør gælder de i punkt 5 nedenfor indeholdte bestemmelser.	The Warrantholder’s exercise of warrants shall generally require that the Warrantholder is employed by the Company or any affiliated group company at the time of exercise. In the event of termination of the employment the terms and conditions included in clause 5 below shall apply.

4.6.	Selskabets bestyrelse er i tilfælde af at Selskabet børsnoteres eller der noteres ADS’er i USA berettiget til énsidigt at ændre udnyttelsesperioderne, således at udnyttelsesperioderne tilpasses de til enhver tid gældende regler for insiderhandel, hvilket medmindre bestyrelsen beslutter andet vil sige at der vil være fire udnyttelsesperioder på to uger hver, som ligger umiddelbart efter selskabets aflæggelse af årsrapporten, kvartalsrapporterne og halvårsrapporten.	In the event of a listing of the Company’s shares, or an ADS listing on a stock exchange, the Company’s board of directors, at its discretion, is entitled to change the exercise periods in order to adapt to applicable rules on insider trading, which unless the board of directors determine otherwise will mean that there will be four exercise periods of two weeks each following respectively the reporting of an annual report, quarterly reports and the interim 6-months’ report.

4.7.	I forbindelse med en notering af ADS’er på Nasdaq, USA, har Selskabets bestyrelse i henhold til pkt. 4.1 truffet beslutning om at fastsætte udnyttelsesvinduerne for udstedte warrants således:	In connection with a listing of ADSs on Nasdaq, USA, the board of directors has resolved, pursuant to clause 4.1, to determine the exercise windows for issued warrants as follows:

	Optjente warrants kan udnyttes i fire årlige udnyttelsesvinduer på 2 uger, som hver ligger to handelsdage efter offentliggørelsen af henholdsvis Selskabets årsrapport, halvårsregnskabet samt kvartalsmeddelelserne. Første udnyttelsesperiode indtræder dog tidligst 180 dage efter Selskabets notering af	Vested warrants may be exercise in four annual exercise windows of two weeks each that each commence two trading days following publication of the Company’s annual report, the 6-month report and the interim reports. The first exercise window shall, however, be at least 180 days following

	ADS’er på Nasdaq, USA, og i de første fire udnyttelsesperioder kan warrantindehaveren maksimalt udnytte 25% af de til warrantindehaveren tildelte warrants forudsat altid at warrants er optjent.	the listing by the Company of ADSs on Nasdaq, USA and in the first four exercise periods the warrantholder may as a maximum exercise 25% of the warrants granted to the respective warrantholders, provided always that the warrants have vested.

5.	FRATRÆDEN	RESIGNATION

5.1.	Warrantindehaverens udnyttelse af optjente warrants er reguleret ovenfor i punkt 4.	The Warrantholder’s exercise of vested warrants is regulated above in section 4.

	I tilfælde af bestyrelseshvervets eller ansættelsesforholdets ophør bevarer Warrantindehaveren retten til at udnytte warrants, som allerede er optjente på tidspunktet for bestyrelseshvervet eller ansættelsesforholdets ophør, dvs. fra og med den første dag, hvor Warrantindehaveren ikke længere har krav på at modtage honorar eller løn fra Selskabet, uanset om Warrantindehaveren faktisk ophører med at fungere på et tidligere tidspunkt, samt retten til at udnytte eventuelle warrants, som senere måtte blive optjent i henhold til punkt 3 ovenfor.	In the event of termination of the board position or employment, the Warrantholder keeps his/her right to exercise warrants already vested at the time the board position or employment is terminated, meaning from the first day when the Warrantholder is no longer entitled to a salary or fees from the Company, notwithstanding that the Warrantholder has actually ceased to perform his/her duties at an earlier date, as well as his/her right to exercise any warrants that may vest later pursuant to section 3 above.

5.2.	Uanset det ovenfor anførte gælder, at såfremt bestyrelseshvervet eller ansættelsesforholdet med Warrantindehaveren bringes til ophør af Selskabet som en følge af Warrantindehaverens misligholdelse, bortfalder alle warrants (optjente og ikke-optjente) dog uden yderligere varsel og uden kompensation eller vederlag af nogen art til Warrantindehaveren.	Irrespective of the above, if the Company terminates the board membership or employment contract due to the Warrantholder’s breach of contract, all warrants (vested and unvested) shall become null and void without further notice and without compensation or payment of any kind to the Warrantholder.

6.	JUSTERING AF WARRANTS	ADJUSTMENT OF WARRANTS

6.1.	Hvis der sker ændringer i Selskabets kapitalforhold, der medfører en ændring af den potentielle gevinstmulighed, der er knyttet til en warrant, skal warrants justeres i henhold til nærværende punkt 6.	Changes in the Company’s capital structure causing a change of the potential possibility of gain attached to a warrant shall require an adjustment of the warrants in accordance with this clause 6.

6.2.	En justering skal ske, således at den potentielle gevinstmulighed, der er knyttet til en warrant, så vidt muligt er den samme som før og efter indtræden af den hændelse, der begrunder justeringen. Justeringen gennemføres med bistand fra Selskabets eksterne rådgiver. Justeringen kan ske enten ved en forøgelse eller en formindskelse af det antal aktier, der kan udstedes i henhold til en warrant, og/eller en forøgelse eller formindskelse af udnyttelseskursen.	Adjustments shall be made so that the potential possibility of gain attached to a warrant, in so far as possible, shall remain the same before and after the occurrence of the incident causing the adjustment. The adjustment shall be carried out with the assistance of the Company’s external advisor. The adjustment may be effected either by an increase or decrease of the number of shares that can be issued following an exercise of a warrant and/or an increase or decrease of the exercise price.

6.3.	Selskabets udstedelse af medarbejderaktier, aktieoptioner og/eller yderligere warrants som led i medarbejderaktieordninger (herunder til bestyrelsesmedlemmer) såvel som senere udnyttelse af sådanne optioner og/eller warrants, medfører ikke krav på justering af warrants. Den kapitalforhøjelse, der finder sted som følge af Warrantindehavernes udnyttelse af warrants i Selskabet, medfører heller ikke justering af warrants. Herudover skal warrantindehaveren, uanset punkt 6.5, ikke være berettiget til justering, såfremt der sker aktieudstedelser til under markedskurs, som en følge af eksempelvis udvandingsbestemmelser i den for Selskabets aktionærers gældende ejeraftale som medfører en udvanding af	Warrants shall not be adjusted as a result of the Company’s issue of additional employee shares, share options and/or warrants as part of employee share option program (including options to board members) as well as future exercise of such options and/or warrants. Warrants shall, furthermore, not be adjusted as a result of capital increases following the Warrantholders’ and others’ exercise of warrants in the Company. In addition the Warrantholder shall, irrespective of clause 6.5, not be entitled to adjustments in the event of capital increases below market price if e.g. anti-dilution provisions in the shareholders´ agreement for the Company´s shareholders results in a dilution of the Company´s

	Selskabets ordinære aktier eller ved konvertering af konvertible obligationer, som blev udstedt til markedskurs, uanset, at selve konverteringen sker til favørkurs på konverteringstidspunktet.	ordinary shares or in connection with convertible bonds, issued at market price, irrespective of whether the conversion itself takes place at a discount upon conversion.

	Enhver regulering af udnyttelseskursen og/eller det antal aktier som kan tegnes ved udnyttelse af warrants i henhold til dette pkt. 6 skal alene gælde for warrants, som endnu ikke er udnyttet på det tidspunkt, der medfører en regulering. Allerede udnyttede warrants påvirkes ikke af reguleringer.	Any adjustments of the exercise price and/or and/or the number of shares that can be subscribed for by exercising the warrants pursuant to this clause 6 shall only apply to warrants not exercised by the Warrantholder at the time of the event triggering the adjustment. No adjustment shall affect already exercised warrants.

6.4.	Fondsaktier:	Bonus Shares

	Hvis det besluttes at udstede fondsaktier i Selskabet, skal warrants justeres således:	If it is decided to issue bonus shares in the Company, warrants shall be adjusted as follows:

	Udnyttelsesprisen på enhver endnu ikke udnyttet warrant ganges med faktoren:	The exercise price for each warrant not yet exercised shall be multiplied by the factor:

α =           A

(A+B)

og antallet af endnu ikke udnyttede warrants ganges med faktoren:

1

α

hvor:

A = den nominelle aktiekapital før udstedelsen af fondsaktier, og

B = den samlede nominelle værdi på fondsaktierne.

α =           A

(A+B)

and the number of warrants not yet exercised shall be multiplied by the factor:

1

α

where:

A = the nominal share capital before issue of bonus shares, and

B = the total nominal value of bonus shares.

	Hvis det justerede antal aktier ikke er et helt tal, skal der afrundes nedad til det nærmeste hele tal.	If the adjusted number of shares does not amount to a whole number, the number shall be rounded down to the nearest whole number.

6.5.	Kapitalændringer til en anden kurs end markedskursen:	Changes of capital at a price different from the market price:

	Hvis det besluttes at forhøje eller nedsætte aktiekapitalen i Selskabet til en kurs under markedskursen (vedrørende kapitalnedsættelser også til over markedskursen), skal warrants justeres således:	If it is decided to increase or decrease the share capital in the Company at a price below the market price (in relation to capital decreases also above the market price), warrants shall be adjusted as follows:

	Udnyttelsesprisen på enhver endnu ikke udnyttet warrant ganges med faktoren:	The exercise price for each non-exercised warrants shall be multiplied by the factor:

α =     (A x K) + (B x T)

(A+B) x K

og antallet af endnu ikke udnyttede warrants ganges med faktoren

1

α

hvor:

A = den nominelle aktiekapital før ændringen i kapitalen

B = den nominelle ændring i aktiekapitalen

K = aktiens markedskurs / lukkekurs dagen forinden annoncering af ændringen i aktiekapitalen, og

T = tegningskurs/nedsættelseskurs ved ændringen i aktiekapitalen

α =      (A x K) + (B x T)

(A+B) x K

and the number of non-exercised warrants shall be multiplied by the factor:

1

α

where:

A = nominal share capital before the change in capital

B = nominal change in the share capital

K = market price / closing price of the share on the day prior to the announcement of the change in the share capital, and

T = subscription price/reduction price

in relation to the change in the share capital

	Hvis det det justerede antal aktier ikke er et helt tal, skal der afrundes nedad til det nærmeste hele tal.	If the adjusted number of shares does not amount to whole numbers, each number shall be rounded down to the nearest whole number.

	Såfremt Selskabet er børsnoteret skal der ikke ske regulering i tilfælde af fravigelser fra den noterede kurs på 10% eller mindre.	In the event the Company is listed no adjustments shall take place in the event that the deviation from the listed price is 10% or less.

6.6.	Ændringer i den enkelte aktie pålydende værdi:	Changes in the nominal value of each individual share:

	Hvis det besluttes at ændre aktiernes pålydende værdi, skal warrants justeres således:	If it is decided to change the nominal value of the shares, warrants shall be adjusted as follows:

Udnyttelsesprisen på enhver endnu ikke udnyttet warrant ganges med faktoren:

α =     __A____

B

og antallet af endnu ikke udnyttede warrants ganges med faktoren:

1

α

hvor:

A = den enkelte aktie nominelle værdi efter ændringen, og

B = den enkelte aktie nominelle værdi før ændringen.

Hvis det justerede antal aktier ikke er et helt tal, skal der afrundes nedad til det nærmeste hele tal.

The exercise price for each non-exercised warrant shall be multiplied by the factor:

α =     __A____

B

and the number of non-exercised warrants shall be multiplied by the factor:

1

α

where:

A = nominal value of each share after the change, and

B = nominal value of each share before the change.

If the adjusted number of shares does not amount to a whole number, the number shall be rounded down to the nearest whole number.

6.7.	Udbetaling af udbytte:	Payment of dividend:

	Hvis det besluttes at udbetale udbytte, skal den del af udbyttet, der overstiger 10 % af egenkapitalen, medføre en justering af udnyttelsesprisen efter denne formel:	If it is decided to pay dividends, the part of the dividends exceeding 10 per cent of the equity capital shall lead to adjustment of the exercise price according to the following formula:

E2 = E1 - U – Umax A hvor: E2 = den justerede udnyttelsespris E1 = den oprindelige udnyttelsespris U = det udbetalte udbytte Umax = 10 % af egenkapitalen, og A = det samlede antal aktier i Selskabet.

E2 = E1 - U – Umax

A

where:

E2 = the adjusted exercise price

E1 = the original exercise price

U = dividends paid out

Umax = 10 per cent of the equity capital, and

A = total number of shares in the Company.

	Den egenkapital, der skal lægges til grund ved ovenstående justering, er egenkapitalen anført i den årsrapport som godkendes af generalforsamlingen hvor udbytte besluttes, men justeret til markedsværdi. Hvis Selskabet er børsnoteret, fastsættes markedsværdien til aktiernes noterede pris på tidspunktet for beslutningen om at udbetale udbytte. Hvis Selskabet er unoteret, fastsættes markedsværdien fra seneste kapitalrunde i Selskabet hvor en eller flere investorer har tegnet aktier.	The equity capital which shall form the basis of the abovementioned adjustment is the equity capital stipulated in the Annual Report to be adopted at the General Meeting where dividends shall be approved before allocation, but adjusted to market price. If the Company is listed then the market price shall be the listed price of the shares at the time of the decision to pay dividends. If the Company is unlisted then the market price shall be determined by the latest investment round in the Company, in which one or more investors have subscribed shares.

6.8.	Andre ændringer i Selskabets kapitalforhold:	Other changes in the Company’s capital position:

	Hvis der sker andre ændringer i Selskabets kapitalforhold, der medfører en ændring i warrants økonomiske værdi, skal (medmindre andet er angivet ovenfor) warrants justeres, således at ændringen ikke påvirker warrants økonomiske værdi.	In the event of other changes in the Company’s capital position causing changes to the financial value of warrants, warrants shall (unless otherwise indicated above) be adjusted in order to ensure that the changes do not influence the financial value of the warrants.

	Den beregningsmetode, der skal anvendes ved justeringen, fastsættes af en af bestyrelsen valgt ekstern rådgiver.	The calculation method to be applied to the adjustment shall be decided by an external advisor appointed by the board of directors.

	Det præciseres, at forhøjelse eller nedsættelse af Selskabets aktiekapital til markedskurs ikke medfører, at der skal finde regulering sted af tegningskursen eller antallet af aktier, der kan tegnes.	It is emphasized that increase or decrease of the Company’s share capital at market price does not lead to an adjustment of the subscription price or the number of shares to be subscribed.

6.9.	Likvidation:	Liquidation:

	Hvis Selskabet bliver likvideret, fremskyndes et evt. optjeningstidspunkt for alle uudnyttede warrants, således at Warrantindehaveren kan udnytte warrants i en ekstraordinær udnyttelsesperiode umiddelbart før den pågældende transaktion finder sted.	Should the Company be liquidated, the vesting time, if any, for all non-exercised warrants shall be changed so that the Warrantholder may exercise his/her warrants in an extraordinary exercise period immediately preceding the relevant transaction.

6.10.	Fusion og spaltning:	Merger and split:

	Hvis Selskabet indgår i en fusion som det fortsættende selskab, bliver warrants ikke påvirket, medmindre der i forbindelse med fusionen sker en kapitalforhøjelse til en anden kurs end markedskursen, idet warrants i så fald justeres i henhold til punkt 6.5.	If the Company merges as the continuing company, warrants shall remain unaffected unless, in connection with the merger, the capital is increased at a price other than the market price and in that case warrants shall be adjusted in accordance with clause 6.5.

	Hvis Selskabet fusionerer som det ophørende selskab eller bliver spaltet, kan det fortsættende selskabs bestyrelse vælge én af disse muligheder:	If the Company merges as the terminating company or is split, the continuing company's board of directors may elect one of the following possibilities:

a)     Warrantindehaveren kan umiddelbart inden fusionen/spaltningen udnytte alle ikke udnyttede warrants, der ikke er bortfaldet (inklusive warrants der endnu ikke er optjent), eller

b)    warrants erstattes af nye aktie/aktieinstrumenter i de(t) fortsættende selskab(er) af tilsvarende økonomisk værdi før skat. Ved spaltning kan de fortsættende selskaber selv bestemme, i hvilke(t) selskab(er) Warrantindehaverne skal modtage de nye aktie/aktieinstrumenter.

a)     The Warrantholder may exercise all non-exercised warrants that are not declared null and void (inclusive of warrants not yet vested) immediately before the merger/split, or

b)     new share instruments in the continuing company/companies of a corresponding financial pre-tax value shall replace the warrants. On split the continuing companies may decide in which company/companies the Warrantholders shall receive the new share instruments.

6.11.	Salg og aktieombytning:	Sale and exchange of shares:

	Hvis mere end 50% af aktiekapitalen i Selskabet bliver solgt (ikke tegnet eller udstedt) eller indgår i en aktieombytning, kan bestyrelsen vælge én af disse muligheder:	If more than 50 per cent of the share capital in the Company is sold (not subscribed or issued) or is part of a share swap, the board of directors may elect one of the following possibilities:

	a) Warrantindehaveren kan umiddelbart inden salget/aktieombytningen udnytte alle ikke-udnyttede warrants, der ikke er bortfaldet (inklusive warrants der endnu ikke er optjent). Herudover indtræder der en pligt, hvorefter Warrantindehaverne skal sælge de tegnede aktier på samme vilkår som de øvrige aktionærer (ved salg).	a) The Warrantholder may exercise all non-exercised warrants that are not declared null and void (inclusive of warrants not yet vested) immediately before the sale/swap of shares. Furthermore, the Warrantholder shall undertake an obligation to sell the subscribed shares on the same conditions as the other shareholders (when selling)

	b) Tildelte warrants erstattes af aktieinstrumenter i det erhvervende selskab af tilsvarende økonomisk værdi før skat.	b) Share instruments in the acquiring company of a corresponding pre-tax value shall replace the granted warrants.

	c) Tildelte warrants fortsætter uændret.	a) Granted warrants continue unchanged.

6.12.	Fælles bestemmelser vedrørende 6.9–6.11:	Common provisions regarding 6.9-6.11:

	Selskabet er forpligtet til at give Warrantindehaveren skriftlig meddelelse, hvis en af de ovenfor nævnte transaktioner finder sted. Når Warrantindehaveren har modtaget den skriftlige meddelelse, har Warrantindehaveren – i de tilfælde, hvor Warrantindehaveren ekstraordinært kan udnytte warrants, jf. 6.9-6.11 – 2 uger til skriftligt at informere Selskabet om, hvorvidt han/hun vil gøre brug af tilbuddet. Hvis Warrantindehaveren ikke har givet Selskabet skriftligt svar inden 2-uger eller undlader at betale inden for den betalingsfrist, der er fastsat, bortfalder warrants uden yderligere varsel og uden kompensation. Udnyttelseskursen kan ikke komme under aktiernes nominelle værdi.	If one of the transactions mentioned above is made, the Company shall inform the Warrantholder hereof by written notice. Upon receipt of the written notice, the Warrantholder shall – in cases where the Warrantholder may extraordinarily exercise warrants, see 6.9-6.11 – inform the Company in writing whether he/she will make use of the offer. If the Warrantholder has not answered the Company in writing within 2 weeks or fails to pay within the fixed time, warrants shall become null and void without further notice or compensation. The exercise price cannot go below the nominal value of the shares.

	Warrantindehaverens rettigheder i anledning af en beslutning truffet af et kompetent organ i selskabet, jf. 6.9-6.11, er betinget af, at den relevante beslutning efterfølgende registreres i Erhvervsstyrelsen, hvis registrering er en gyldighedsbetingelse.	The Warrantholder’s rights in connection with decisions made by any competent company body, see clause 6.9-6.11, shall be contingent on subsequent registration of the relevant decision with the Danish Business Authority provided that registration is a condition of its validity.

7.	OVERDRAGELSE, PANTSÆTNING OG KREDITORFORFØLGNING	TRANSFER, PLEDGE AND ENFORCEMENT

7.1.	Tildelte warrants kan ikke gøres til genstand for udlæg, overdrages eller på	Warrants shall not be subject to charging orders, transfer of any kind, in-

	anden måde overføres, ej heller i forbindelse med bodeling, og hverken til eje eller til sikkerhed, uden bestyrelsens samtykke. Warrantindehaverens warrants kan dog overgå til Warrantindehaverens ægtefælle/samlever og/eller livsarvinger i tilfælde af Warrantindehaverens død. Det er en betingelse herfor, at modtageren underskriver den gældende warrantaftale samt, såfremt dette kræves af bestyrelsen, en ejeraftale.	cluding in connection with division of property on divorce or legal separation, for ownership or as security without the consent of the board of directors. The Warrantholder’s warrants may, however, be transferred to the Warrantholder’s spouse/cohabitant and/or issue in the event of the Warrantholder’s death. It is a condition precedent that the recipient signs the applicable warrant agreement and, to the extent required by the board of directors, a shareholders’ agreement.

8.	TEGNING AF NYE AKTIER VED UDNYTTELSE AF WARRANTS	SUBSCRIPTION FOR NEW SHARES BY EXERCISE OF WARRANTS

8.1.	Tegning af nye aktier ved udnyttelse af tildelte warrants finder sted ved, at Warrantindehaveren afleverer en af Selskabet udarbejdet udnyttelsesmeddelelse til Selskabet senest kl. 16:00 CET den sidste dag i den relevante udnyttelsesperiode. Udnyttelsesmeddelelsen skal være udfyldt med alle informationer. Udnyttelsesprisen for de nye aktier, der skal betales ved et kontant indskud, skal være modtaget af Selskabet senest på den sidste dag i den relevante udnyttelsesperiode.	Subscription for new shares by exercise of granted warrants must be made through submission by the Warrantholder no later than the last day of the relevant exercise period at 16:00 CET to the Company of an exercise notice drafted by the Company. The exercise notice shall be filled in with all information. The Company must have received the exercise price for the new shares, payable as a cash contribution, by the last day of the relevant exercise period.

8.2.	Hvis den i punkt. 8.1 angivne frist overskrides, enten således at udnyttelsesmeddelelsen i udfyldt stand eller betalingen ikke er Selskabet i hænde inden kl. 16 på den sidste dag i udnyttelsesperioden, anses tegningen for ugyldig, og Warrantindehaveren kan i denne situation ikke anses for herved at have udnyttet sine warrants for en eventuel efterfølgende udnyttelsesperiode.	If the limitation period set forth in clause 8.1 expires as a result of the Company not having received the filled-in exercise notice or the payment by 16:00 of the last day of the exercise period, the subscription shall be deemed invalid, and in this situation the Warrantholder shall not be considered as having exercised his/her warrants for a possible subsequent exercise period.

8.3.	De warrants, som Warrantindehaveren ikke har udnyttet i den sidste udnyttelsesperiode, bortfalder uden yderligere varsel og uden kompensation.	Warrants not exercised by the Warrantholder during the last exercise period shall become null and void without further notice and without compensation.

8.4.	Når den kapitalforhøjelse, som udnyttelsen af warrants har medført, er registreret i Erhvervsstyrelsen, modtager Warrantindehaveren fra Selskabet dokumentation for sit ejerskab til aktier i Selskabet.	When the capital increase caused by exercise of warrants has been registered with the Danish Business Authority, the Warrantholder shall receive, from the Company, proof of his shareholding in the Company.

8.5.	Forud for udnyttelse skal Warrantindehaveren tiltræde Selskabets til enhver tid gældende ejeraftale eller en særskilt ejeraftale omfattende de af Selskabets aktionærer, som har tegnet aktier ved udnyttelse af warrants. Det samme gælder Warrantindehaverens arvinger /dødsbo.	Prior to exercise of warrants, the Warrantholder shall adhere to the Company’s shareholders’ agreement or a separate shareholders’ agreement comprising those shareholders of the Company that have subscribed for shares by exercise of warrants. The same applies to the heirs/estate of the Warrantholder.

	Warrantindehaveren er bekendt med og accepterer, at ovennævnte ejeraftaler kan indeholde i) forpligtelser til at sælge aktierne ved Warrantindehaverens fratræden, uanset årsag, til en pris der kan afvige fra markedsværdien, ii) konkurrence- og kundeklausuler, iii) salgsbegrænsninger og iv) andre restriktioner på Warrantindehaveren, som kan være byrdefulde for Warrantindehaveren.	The Warrantholder accepts and acknowledges that the above-mentioned shareholders’ agreement may contain i) obligations to sell shares upon termination of the Warrantholder’s employment, irrespective of the cause, at a price which may deviate from the market value; ii) non-competition and non-solicitation clauses; iii) sales restrictions and iv) other restrictions which may be burdensome for the Warrantholder.

9.	DE NYE ORDINÆRE AKTIERS RETTIGHEDER	THE RIGHTS OF NEW ORDINARY SHARES

9.1.	Udover de ovenfor anførte vilkår for den til de udstedte warrants hørende kapitalforhøjelse gælder følgende vilkår:	In addition to the terms and conditions set forth above, the increase of the share capital relating to the warrants granted shall be subject to the following terms and conditions:

-       De nye aktier udstedes i aktier à DKK 1,00 eller multipla heraf,

-       De nye aktier skal give ret til udbytte i selskabet for det løbende regnskabsår, hvori aktierne tegnes, på lige fod med de eksisterende aktier og andre rettigheder i selskabet fra og med datoen for tegningen af aktierne,

-       De nye aktier skal tilhøre samme aktieklasse, som de eksisterende aktier i selskabet,

-       Kapitalforhøjelsen sker uden fortegningsret for de hidtidige aktionærer, idet tegningen sker på baggrund af warrants tildelt til Selskabets eller dets datterselskabers direktionsmedlemmer og øvrige medarbejdere,

-       Der skal ikke gælde indskrænkninger i den til de nye aktier knyttede fortegningsret ved fremtidige kapitalforhøjelser,

-       Fristen for tegning af de nye aktier beregnes på baggrund af bestemmelserne ovenfor,

-       Det fulde beløb til tegning af det antal aktier, som de omfattede medarbejdere mv. ønsker at tegne, skal indbetales kontant og senest samtidig med tegningen af de pågældende aktier, og

-       The new shares will be divided into shares of nominal DKK 1.00 or multiples hereof;

-       The new shares will carry dividend rights for the financial year in which subscription takes place on equal terms with the existing shares as well as other rights in the company as from the day of subscription of the shares;

-       The new shares shall belong to the same share class as the existing shares in the company;

-       The capital increase shall be made without any pre-emption rights for the existing shareholders, given that the subscription is based on warrants granted to the Company’s or its subsidiaries’ members of the management or other employees;

-       The pre-emption rights attached to the new shares shall not be subject to any restrictions in the event of future capital increases;

-       The deadline for subscription of the new shares shall be calculated pursuant to the provisions set forth above;

-       The full subscription amount for the number of shares which the employees etc. wish to subscribe for, shall be paid in cash no later than on the day of subscription of the shares in question; and

	- De nye aktier skal lyde på navn, noteres i selskabets ejerbog og være ikke-omsætningspapirer.	- The new shares shall be made out in the name of the holder, be recorded in the company’s register of shareholders and be non-negotiable instruments.

9.2.	Selskabet afholder omkostninger i forbindelse med udstedelsen af warrants og senere udnyttelse heraf. Selskabets omkostninger forbundet med udstedelsen af warrants og den hertil hørende kapitalforhøjelse anslås til DKK 25.000.	The Company shall pay all costs connected with granting of warrants and later exercise thereof. The Company’s costs in connection with issue of warrants and the related capital increase are estimated to DKK 25,000.

10.	ANDRE BESTEMMELSER	OTHER PROVISIONS

10.1.	Tildeling af warrants har ingen umiddelbare økonomiske konsekvenser for Warrantindehaveren. Værdien af warrants indgår ikke i beregningen af feriepenge, pensionsbidrag eller øvrige vederlagsafhængige ydelser fra Selskabet eller et evt. datterselskab.	Grant of warrants has no immediate economic consequences for Warrantholder. The value of warrants will not form part of the calculation of holiday allowances, pension contributions or other contributions or payments, which are based on your remuneration from the Company or a subsidiary, if any.

10.2.	Det forhold, at Selskabet tilbyder Warrantindehavere warrants, forpligter ikke på nogen måde Selskabet til at opretholde ansættelsesforholdet.	The fact that the Company offers warrants to Warrantholders shall not in any way obligate the Company to maintain the employment.

11.	SKATTEMÆSSIGE KONSEKVENSER	TAX CONSEQUENCES

11.1.	De personlige skattemæssige konsekvenser forbundet med Warrantindehaverens tegning eller udnyttelse af warrants er Selskabet uvedkommende.	The personal tax implications connected to the Warrantholder’s subscription for or exercise of warrants shall be of no concern to the Company.

12.	LOVVALG OG VÆRNETING	LAW AND VENUE

12.1.	Tegningen af warrants, vilkårene herfor og udnyttelsen, og vilkårene for senere tegning af aktier i Selskabet skal reguleres af dansk ret.	Acceptance of warrants, the terms and conditions thereto and the exercise, and terms and conditions for future subscription for shares in the Company shall be governed by Danish law.

12.2.	Hvis der måtte opstå en tvist mellem Warrantindehaveren og Selskabet i relation til forståelsen eller gennemførelsen af warrantprogrammet, skal denne søges bilagt i mindelighed ved en forhandling mellem parterne.	Any disagreement between the Warrantholder and the Company in relation to the understanding or implementation of the warrant scheme shall be settled amicably by negotiation between the parties.

12.3.	Hvis parterne ikke kan opnå enighed, skal eventuelle tvister afgøres ved de almindelige danske domstole.	If the parties fail to reach consensus, any disputes shall be settled by the ordinary Danish courts.

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